
03018957

Power. Growth. Responsibility.



1-13105 AR/S


RECD S.E.C.
MAR 27 2003
1086

P.E. 12-31-02

PROCESSED
MAR 28 2003
THOMSON
FINANCIAL

Arch Coal, Inc. 2002 Annual Report and 2003 Proxy

In 2002, coal markets were depressed by exceptionally mild weather at the start of the year, a sputtering U.S. economy, and the first sustained decline in U.S. power demand in two decades.

It was a disappointing turn of events, especially on the heels of the robust market rally of 2001. But it was clear from the start that the market's woes were only temporary. Business cycles and weather anomalies are fleeting. They delay the story. They mask the outlook. They do not alter the larger dynamics at work in the marketplace.



STEVEN F. LEER *President and CEO*

Slowly, deeper and more structural forces began to exert their influence. Power demand resumed its steady upward climb. The price of competing fuels skyrocketed. Eastern coalfields continued to rationalize.

At the time of this writing, a new rally is taking shape in U.S. coal markets. Whether it gains momentum before the spring thaw remains to be seen. But one thing is certain: Seismic changes are under way in U.S. coal markets. We have spent the past five years preparing Arch to thrive in this new environment. We are ready.

OUR WORLD IS CHANGING

During times of deep, structural change, opportunities for value creation abound. Four major shifts are redefining the arena in which we compete.

- *America's nuclear plants are running flat out.* After five years of steadily climbing output, U.S. nuclear plants are now achieving utilization rates in excess of 90%—levels that afford little if any room for growth. Coal must now play an even more pivotal role in satisfying the nation's growing appetite for power.
- *U.S. natural gas production can't keep pace with demand.* Despite a 50% increase in drilling activity since the decade began, U.S. gas output declined by an estimated 2.5% in 2002. Not surprisingly, gas in storage fell to an all-time low as well, while gas prices shot to all-time highs. These developments give utilities a powerful incentive to maximize output at coal-based generating stations.
- *Coal production in the eastern United States is in decline.* After more than a century of mining, eastern producers are facing ever more challenging geology. Years of underinvestment, limited access to capital, and a more stringent regulatory climate are placing even greater strains on supply. Last year, eastern coal production fell by an estimated 5%, yet demand is projected to grow. The result? Improved market dynamics for the region's strongest competitors, such as Arch.
- *Utilities are targeting vastly lower inventory levels.* Faced with liquidity issues and highly competitive power markets, utilities have significantly lowered their stockpile target levels. That eliminates a supply overhang that has dampened coal prices for decades, and means utilities will be working without a safety net during periods of high demand.

During times of deep, structural change, opportunities for value creation abound.

The implications could not be more profound. I am convinced that these trends will transform our industry into a far more attractive investment option—by spurring more rapid demand growth, holding supply at healthier levels, and laying a solid foundation for stronger margins in the future.

POISED TO EXCEL

Arch is uniquely positioned to excel in this brave new world. We have amassed what is arguably the industry's premier base of low-sulfur coal. Our large, modern mines rank No. 1 in productivity in the nation's two largest supply basins. Our workforce has created a culture of safety and environmental responsibility unsurpassed in the industry.

In fact, Arch is the only producer with a leading position in each of the nation's two dominant, low-sulfur coal basins—the southern Powder River Basin in the west and Central Appalachia in the east. As demand for power grows—and with it, the demand for the cleanest burning coals—our national network of mines provides a singular advantage.

IMPROVING OUR FINANCIAL FOOTING

In the past six months, we have taken several major steps to reduce debt, unlock value and increase liquidity. Today Arch's balance sheet is in its strongest condition in nearly five years.

The first step was the creation of a joint venture with the WPP Group to manage coal royalty properties. Arch contributed 454 million tons of reserves that we owned in fee to this new entity, Natural Resource Partners—reserves valued at $84.9 million on our balance sheet. In exchange, we secured $33.6 million for debt reduction purposes; 34.1% of the NRP units; and a 42.25% interest in the general partnership. In the six months since NRP's formation, the market value of our 7.7 million units has climbed to more than $180 million at March 10. Clearly, this transaction unlocked tremendous value for our shareholders.

The second step occurred in January 2003, when we boosted our financial flexibility through the sale of 2,875,000 shares of convertible preferred stock, netting more than $139 million in proceeds. We used these funds to reduce debt and free up capacity on our revolving credit facility.

In the past four years, we have paid down roughly $700 million in debt, while reducing our net debt as a percentage of total capitalization from a high of 84% to approximately 50% today. This enhanced financial footing should enable us to move quickly and decisively in a marketplace brimming with potential.

PURSUING GROWTH

As with any extractive enterprise, we are constantly seeking to replenish and enhance our highly strategic reserve position.

Once again, the stars seem to be aligning for U.S. coal markets, and Arch is poised to capitalize.

But size is not an end in itself. If and when we make a move, it will be a careful and judicious one—on a strategic asset, at an attractive price, in a transaction that promises to be accretive within a short time frame, if not immediately.

Of course, many of the best options for growth can be found on our existing base of reserves—three billion tons of predominantly low-sulfur and compliance coal in key basins. In fact, I would argue that we already have the two best inactive reserve blocks in the entire industry—the "Dal-Tex" reserves in the east, and the idle Coal Creek mine in the west. Arch will continue to be market driven. However, when the time is right, these properties have the potential to create tremendous value for our shareholders.

A SILVER LINING

Two years ago, the eastern marketplace was crowded with reserve-poor, cash-strapped and liability-heavy producers—many of which were on the verge of collapse. In some respects, the rapid run-up in coal prices during 2001 came too soon, delivering a shot of oxygen to these players and temporarily staving off the inevitable. One more bout of adversity was needed to bring about genuine restructuring.

That's just what the market downturn of 2002 provided. It delivered a severe blow to many of these companies, who were forced to close mines, sell to the highest bidder, or liquidate. In total, an estimated 30 million tons of eastern production exited the market during the year—and that trend has yet to slow.

THE FUEL OF THE FUTURE

In today's geopolitical climate, America's immense coal reserves take on added significance with each passing day. In coal, America has the single largest energy resource within the borders of one nation—greater even than the immense oil fields of Saudi Arabia.

Slowly but surely, a number of pro-coal policy initiatives seem to be gaining traction inside the Washington beltway—initiatives ranging from increased funding for clean coal research to more rational regulatory policies at the nation's power plants. Even the President's visionary "freedom fuel" initiative, with its goal of commercially viable, hydrogen-powered fuel cells, holds real promise. After all, hydrogen has to come from somewhere—and the smart money seems to be on America's abundant coal reserves.

LOOKING AHEAD

Once again, the stars seem to be aligning for U.S. coal markets, and Arch is poised to capitalize. Rest assured, however, that we are not sitting idly by while the market comes to us. Instead, we are exercising our passion for cost control and working tirelessly to hone our competitive edge.

We have set our sights on making Arch the nation's premier coal company. I am convinced that three crucial areas of performance—safety, environmental stewardship and return on investment—will dictate the winners and losers in our sector. We plan to lead in all three. Through this three-pronged focus, we expect to meet our ultimate objective—superior long-term returns for you, our shareholders. I believe we are making good headway, and we have no intention of letting up now.

I am excited about the future prospects for the industry—and even more so about our own. Arch is arriving at this pivotal moment with all the pieces in place. We have the foresight, vision and wherewithal to capitalize—and the talented people to create a strong and prosperous future.

Sincerely,



Steven F. Leer
President and CEO
Arch Coal, Inc.

TOTAL DEBT
(in millions)



1998
$1,370
1999
$1,181
2000
$1,151
2001
$774
2002
$747
2003
$675*

Arch has reduced its total debt by 50% in recent years.

* Pro forma following preferred share offering.

UNPRICED TONNAGE
(in millions, based on expected production levels)



2003
15
2004
50
2005
85

Arch has significant leverage to improving coal prices.


ACI
ARCH COAL, INC.

One CityPlace Drive, Suite 300
St. Louis, Missouri 63141
(314) 994-2700

March 18, 2003

To Our Stockholders:

You are cordially invited to attend the Annual Meeting of Stockholders of Arch Coal, Inc. which will be held at our headquarters at CityPlace One, One CityPlace Drive, St. Louis, Missouri, in the lower level auditorium, on Thursday, April 24, 2003, at 10:00 a.m., local time. The formal Notice of the Annual Meeting, the Proxy Statement and a proxy card accompany this letter.

We hope that you will be present at the meeting. Whether or not you plan to attend, please cast your vote by telephone or on the Internet, or complete, sign and return the enclosed proxy card in the postage-prepaid envelope, also enclosed. The prompt execution of your proxy will be greatly appreciated.

Arch Coal's Annual Report for 2002 is contained in this document and begins on page II-1.

Sincerely yours,

James R. Boyd
Chairman of the Board

Steven F. Leer
President and Chief Executive Officer


ACI
ARCH COAL, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

DATE: Thursday, April 24, 2003

TIME: 10:00 a.m., local time

PLACE: CityPlace One
One CityPlace Drive
Lower Level Auditorium
St. Louis, Missouri 63141

Matters to be Voted on:

- Election of three directors
- Ratification of the appointment of Ernst & Young LLP as principal independent auditors for the year 2003
- Any other matters if properly raised

Only stockholders of record at the close of business on March 10, 2003 may vote at the meeting. Your vote is important. Whether you plan to attend the annual meeting or not, **please cast your vote by phone or on the Internet, or complete, date and sign your proxy card and return it in the envelope provided.** If you attend the meeting and prefer to vote in person, you may do so even if you have previously voted by proxy. Directions to the annual meeting are on page I-18 of the proxy statement.

ROBERT G. JONES
Vice President — Law, General Counsel and Secretary

March 18, 2003

TABLE OF CONTENTS

	Page Number
Part I. Proxy Statement	
Information About the Annual Meeting	I-1
Election of Directors (Proxy Item No. 1)	I-4
Structure of the Board	I-4
Nominees For a Three-Year Term That Will Expire in 2006	I-4
Directors Whose Terms Will Expire in 2004	I-4
Directors Whose Terms Will Expire in 2005	I-5
Board Meetings and Committees	I-5
Audit Committee Report	I-6
Compensation of Directors	I-7
Ownership of Arch Coal Common Stock	I-8
Ownership by Directors and Executive Officers	I-8
Ownership by Others	I-9
Compensation of Executive Officers	I-10
Report of the Personnel and Compensation Committee	I-10
Summary Compensation Table	I-13
Stock Option Grants	I-14
Stock Option Exercises and Year-End Values	I-14
Pension Plans	I-15
Employment Agreements	I-15
Section 16(a) Beneficial Ownership Reporting Compliance	I-16
Related Party Transactions	I-16
Stock Price Performance Graph	I-17
Ratification of Independent Auditors (Proxy Item No. 2)	I-18
Additional Information	I-18
Information About Stockholder Proposals	I-18
Directions to the Annual Meeting	I-18
Multiple Copies of Annual Report to Stockholders	I-19
Exhibit A — Audit Committee Charter	A-1
Part II. Annual Report	
Management's Discussion and Analysis	II-1
Report of Independent Auditors	II-26
Report of Management	II-27
Consolidated Statements of Operations	II-28
Consolidated Balance Sheets	II-29
Consolidated Statements of Stockholders' Equity	II-30
Consolidated Statements of Cash Flows	II-31
Notes to Consolidated Financial Statements	II-32
Selected Financial Information	II-57
Stockholder Information	II-60

PART I. PROXY STATEMENT FOR THE ARCH COAL, INC. 2003 ANNUAL MEETING OF STOCKHOLDERS

INFORMATION ABOUT THE ANNUAL MEETING

Why Am I Receiving These Proxy Materials?

Arch Coal's Board of Directors is soliciting proxies to be voted at the 2003 Annual Meeting of Stockholders. This proxy statement includes information about the issues to be voted upon at the meeting.

On March 18, 2003, we began mailing these proxy materials to all stockholders of record at the close of business on March 10, 2003. On March 1, 2003, there were 52,383,417 shares of Arch Coal common stock outstanding. As required by Delaware law, a list of stockholders entitled to vote at the annual meeting will be available at the annual meeting and for 10 days prior to the meeting, during normal business hours, at Arch Coal's offices, One CityPlace Drive, Suite 300, St. Louis, Missouri 63141.

What Am I Voting on?

We are aware of two items to be voted on by stockholders at the annual meeting:

- Election of three directors: Frank M. Burke, Thomas A. Lockhart and James L. Parker; and
- Ratification of Ernst & Young LLP as the Company's independent auditors for 2003.

How Many Votes Do I Have?

You have one vote for each share of Arch Coal common stock that you owned at the close of business on March 10, 2003, the record date. These shares include:

- Shares held directly in your name as the "stockholder of record";
- Shares held for you as the beneficial owner through a broker, bank, or other nominee in "street name"; and
- Shares credited to your account in the Arch Coal, Inc. Employee Thrift Plan or the Mingo Logan Savings Plan.

If I Am a Stockholder of Record, How Can I Vote My Shares?

You can vote by proxy or in person.

How Do I Vote by Proxy?

If you are a stockholder of record, you may vote your proxy by telephone, Internet, or mail. Our telephone and Internet voting procedures are designed to authenticate stockholders by using individual control numbers. Voting by telephone or Internet will help Arch Coal reduce costs.

- Voting Your Proxy by Telephone

  In the U.S. and Canada, you can vote your shares by telephone by calling the toll-free telephone number on your proxy card. Telephone voting is available 24 hours a day, 7 days a week, up through the day before the meeting. Easy-to-follow voice prompts allow you to vote your shares and confirm that your instructions have been properly recorded. If you vote by telephone, you do not need to return your proxy card.

- Voting Your Proxy By Internet

  You can also choose to vote via the Internet. The web site for Internet voting is on your proxy card. Internet voting is also available 24 hours a day, 7 days a week, up through the day before the meeting. If you vote via the Internet, you do not need to return your proxy card.

- Voting Your Proxy By Mail

  If you choose to vote by mail, simply mark your proxy card, date and sign it, and return it in the postage-paid envelope provided.

If you vote by proxy using any of these three methods, the persons named on the card (your "proxies") will vote your shares in the manner you indicate. You may specify whether your shares should be voted for all, some, or none of the nominees for director and whether your shares should be voted for or against the other proposals. If you vote by telephone or Internet and choose to vote with the recommendation of Arch Coal's Board of Directors, or if you vote by mail, sign your proxy card, and do not indicate specific choices, your shares will be voted:

- "FOR" the election of all three nominees for director;
- "FOR" ratification of the appointment of the principal independent auditors for 2003.

If any other matter is presented, your proxies will vote in accordance with their best judgment. At the time this proxy statement went to press, we knew of no matters that needed to be acted on at the annual meeting other than those discussed in this proxy statement.

If you wish to give a proxy to someone other than the persons named on the enclosed proxy card, you may strike out the names appearing on the card and write in the name of any other person, sign the proxy, and deliver it to the person whose name has been substituted.

May I Revoke My Proxy?

If you give a proxy, you may revoke it in any one of three ways:

- Submit a valid, later-dated proxy;
- Notify Arch Coal's Secretary in writing before the annual meeting that you have revoked your proxy; or
- Vote in person at the annual meeting.

How Do I Vote in Person?

If you are a stockholder of record, you may cast your vote in person at the annual meeting.

If I Hold Shares in Street Name, How Can I Vote My Shares?

You can submit voting instructions to your broker or nominee. In most instances, you will be able to do this over the Internet, by telephone, or by mail. Please refer to the voting instruction card included in these materials by your broker or nominee.

How Do I Vote My Shares Held in Arch Coal's Dividend Reinvestment and Direct Stock Purchase and Sale Plan?

If you are a participant in the Dividend Reinvestment and Direct Stock Purchase and Sale Plan for stockholders of Arch Coal, your proxy will also serve as an instruction to vote the whole shares you hold under this plan in the manner indicated on the proxy. If your proxy is not received, your shares held in the plan will not be voted.

How Do I Vote My Arch Coal Common Stock Held in the Employee Thrift Plan or the Mingo Logan Savings Plan?

If you are both a registered stockholder of Arch Coal and a participant in its Employee Thrift Plan or the Mingo Logan Savings Plan, you will receive a single proxy card that covers shares of Arch Coal common stock credited to your plan account as well as shares of record registered in exactly the same name. Accordingly, your proxy card also serves as a voting instruction for the trustee of the plan. If your plan account is not carried in exactly the same name as your shares of record, you will receive separate proxy cards for individual and plan holdings. If you own shares through one of these plans and you do not return your proxy by Friday, April 18, 2003, the trustee will vote your shares in the same proportion as the shares that are voted by the other participants in the plan. The trustee will also vote unallocated shares of Arch Coal common stock held in the plan in direct proportion to the voting of allocated shares in the plan for which voting instructions have been received unless doing so would be inconsistent with the trustee's duties.

Is My Vote Confidential?

Yes. Voting tabulations are confidential.

What Vote Is Required to Approve Each Proposal?

Election of three directors (Proxy Item No. 1)	The nominees who receive the most votes for the available positions will be elected. If you do not vote for a particular nominee, or you indicate "withhold authority to vote" for a particular nominee on your proxy card, your vote will not count either "for" or "against" the nominee.
Ratification of appointment of independent auditors (Proxy Item No. 2)	The affirmative vote of a majority of the shares present in person or by proxy at the annual meeting is required to ratify the appointment of the principal independent auditors for 2003. If you "abstain" from voting, it will have the same effect as if you voted "against" this proposal.

In order to have a valid stockholder vote, a stockholder quorum must exist at the annual meeting. A quorum will exist when stockholders holding a majority of the outstanding shares of Arch Coal stock are present at the meeting, either in person or by proxy.

If a broker indicates on its proxy that it does not have authority to vote certain shares held in "street name" on particular proposals, the shares not voted ("broker non-votes") will have no effect on these proposals. Broker non-votes occur when brokers do not have discretionary voting authority on certain proposals under the rules of the New York Stock Exchange and the beneficial owner has not instructed the broker how to vote on these proposals.

Who is Paying the Costs of Soliciting These Proxies?

Arch Coal is paying the cost of preparing, printing, and mailing these proxy materials. We will reimburse banks, brokerage firms, and others for their reasonable expenses in forwarding proxy materials to beneficial owners and obtaining their instructions. A few officers and employees of Arch Coal may also participate in the solicitation, without additional compensation.

Where Can I Find the Voting Results of the Meeting?

We intend to announce preliminary voting results at the meeting. We will publish the final results in our Quarterly Report on Form 10-Q for the first quarter of 2003. You can obtain a copy of the Form 10-Q by logging on to our website at www.archcoal.com, by calling the Securities and Exchange Commission at (800) SEC-0330 for the location of the nearest public reference room, or through the EDGAR system at www.sec.gov.

Can I Receive Future Stockholder Communications Over the Internet?

Yes. You may consent to access future stockholder communications (e.g., annual reports, proxy statements, and interim communications) from us or on our behalf over the Internet instead of receiving those documents in the mail. Providing such communications over the Internet will reduce our printing and postage costs and the number of paper documents you would otherwise receive. If you give your consent, in the future, when, and if, material is available over the Internet, you will receive notification which will contain the Internet location of the material. There is no cost to you for this service other than charges you may incur from your Internet provider, telephone and/or cable company. Once you give your consent, it will remain in effect until you inform us otherwise. To give your consent, if your shares are registered in your name, follow the prompts when you vote by telephone or over the Internet. If you vote by mail, check the appropriate box located at the bottom of the proxy card. If your shares are registered in the name of a nominee, follow the directions provided by such nominee if this option is available.

ELECTION OF DIRECTORS

(PROXY ITEM NO. 1)

Structure of the Board

Our Restated Certificate of Incorporation and by-laws provide for a Board of Directors that is divided into three classes as equal in size as possible. The classes have three-year terms, and the term of one class expires each year in rotation at that year's annual meeting. The size of the Board can be changed by a two-thirds vote of the entire Board and is currently set at nine members. Vacancies on the Board may be filled by persons elected by a majority of the remaining directors. A director elected by the Board to fill a vacancy, or a new directorship created by an increase in the size of the Board, serves for the remainder of the full term of the class of directors in which the vacancy or newly created directorship occurred. As a matter of policy, the Board will submit the nomination of a director elected to fill a vacancy to the vote of the Company's stockholders at the next annual meeting.

Mr. Ignacio Dominguez Urquijo resigned as a Director of the Company on June 5, 2002. Mr. Urquijo served as a Director of the Company since 1998.

Arch Coal's Board of Directors has nominated three individuals for election as directors for a three-year term that will expire in 2006: Frank M. Burke, Thomas A. Lockhart and James L. Parker. All nominees are currently serving as directors of the Company.

The Board is not aware that any nominee named in this proxy statement will be unwilling or unable to serve as a director. If, however, a nominee is unavailable for election, your proxy authorizes us to vote for a replacement nominee if the Board names one. As an alternative, the Board may reduce the number of directors to be elected at the meeting.

Nominees for a Three-Year Term That Will Expire in 2006:

Frank M. Burke, 63, has been a director of Arch Coal since September 2000. He has served as Chairman, Chief Executive Officer and Managing General Partner of Burke, Mayborn Company, Ltd., a private investment and consulting company since 1984. Mr. Burke is also a director of Kaneb Services LLC, Xanser Corporation, Kaneb Pipe Line Company (general partner of Kaneb Pipe Line Partners, LP), a member of the Board of Managers of Dorchester Minerals Management GP LLC (general partner of Dorchester Minerals, L.P.) and a member of the National Petroleum Council.

Thomas A. Lockhart, 67, has been a director of Arch Coal since February 2003 and a member of the Wyoming State House of Representatives since 2000. Mr. Lockhart worked for PacificCorp, an electric utility, for over 30 years and retired in 1998 as a Vice President. Mr. Lockhart is also a director of Community First Bank of Wyoming.

James L. Parker, 65, has been a director of Arch Coal since 1995. He was President of Hunt Petroleum Corporation, a private oil and gas exploration and production company, from 1990 until his retirement in February 2001 and since 1994 has been President and a director of Hunt Coal Corporation, a subsidiary of Hunt Petroleum.

Your Board of Directors recommends a vote "For" these nominees

Directors Whose Terms Will Expire in 2004:

Steven F. Leer, 50, has been President and Chief Executive Officer and a director of Arch Coal since 1992. He is also a director of the Norfolk Southern Corporation and Natural Resource Partners, L.P. and Chairman of the Center for Energy and Economic Development and the National Coal Council.

Robert G. Potter, 64, has been a director of Arch Coal since April 2001. Mr. Potter was Chairman and Chief Executive Officer of Solutia Inc., a producer and marketer of a variety of high performance chemical-based materials, from 1997 to his retirement in 1999. Mr. Potter served for 32 years with Monsanto Company (now Pharmacia Corporation) prior to its spin-off of Solutia in 1997, most recently as the Chief Executive of its chemical businesses. Mr. Potter is a Director of Stepan Company and of some private companies of which he is also an investor.

Theodore D. Sands, 57, has been a director of Arch Coal since 1999 and, since February 1999, has served as President of HAAS Capital, LLC, a private consulting and investment company. Mr. Sands is also a director of Mosiac Group, Inc., Protein Sciences Corporation and Terra Nitrogen Corporation. Mr. Sands served as Managing Director, Investment Banking for the Global Metals/Mining Group of Merrill Lynch & Co. from 1982 until February 1999.

Directors Whose Terms Will Expire in 2005:

James R. Boyd, 56, Chairman of the Board, has been a director of Arch Coal since 1990. He served as Senior Vice President and Group Operating Officer of Ashland Inc., a multi-industry company with operations in chemicals, motor oil, car care products and highway construction, from 1989 until his retirement in January 2002.

Douglas H. Hunt, 50, has been a director of Arch Coal since 1995 and, since May 1995, has served as Director of Acquisitions of Petro-Hunt, LLC, a private oil and gas exploration and production company.

A. Michael Perry, 66, has been a director of Arch Coal since 1998. He served as Chairman of Bank One, West Virginia, N.A. from 1993 and as its Chief Executive Officer from 1983 to his retirement in June 2001. Mr. Perry is also a director of Champion Industries, Inc.

Board Meetings and Committees

The Board of Directors met eight times in 2002. In addition to meetings of the full Board, directors attended meetings of Board committees. Each director attended at least 75% of the aggregate Board meetings and meetings of committees of which he is a member. A description of each committee and its current membership follows.

Nominating and Corporate Governance Committee

Members: Mr. Parker (Chairman), Mr. Perry, and Mr. Potter

The Nominating and Corporate Governance Committee (Committee on Directors) met three times during 2002. Its functions include: the development of corporate governance policies, procedures and practices; the recruitment and recommendation to the Board of Directors of nominees for directors; and the oversight of the annual evaluation of directors and management; and the review and recommendation of the directors' compensation program. Prior to October 24, 2002, the Committee was known as the Committee on Directors.

Finance Committee

Members: Mr. Sands (Chairman), Mr. Boyd, Mr. Hunt, Mr. Leer and Mr. Lockhart

The Finance Committee met six times in 2002. This Committee reviews and approves fiscal policies relating to Arch Coal's financial structure, including its debt, cash and risk management. It also reviews and recommends to the Board appropriate action with respect to significant financial matters, major capital expenditures and acquisitions, and funding policies of Arch Coal's employee benefit plans.

Personnel and Compensation ("P&C") Committee

Members: Mr. Hunt (Chairman), Mr. Burke, Mr. Lockhart, Mr. Potter and Mr. Sands

The P&C Committee met three times during 2002. The duties of this Committee include the approval of the compensation of executive officers of Arch Coal and its subsidiaries above specified dollar levels and the selection of participants and awards under Arch Coal's incentive plans. The P&C Committee also establishes policies regarding compensation, position evaluations, transfers, and terminations. In addition, it provides oversight of Arch Coal's retirement, savings and other benefit plans.

Audit Committee

Members: Mr. Burke (Chairman), Mr. Parker and Mr. Perry

The Audit Committee met eight times during 2002. Its primary responsibility is to oversee the Company's financial reporting process on behalf of the Board including evaluating, recommending and, if necessary, replacing Arch Coal's independent auditors, reviewing year-end and interim financial statements and the adequacy and effectiveness of internal accounting and financial controls. The Audit Committee is composed solely of independent directors and operates under a written charter adopted by the entire Board.

Audit Committee Report

Management is responsible for Arch Coal's internal controls and the financial reporting process while the independent auditors are responsible for expressing an opinion on the conformity of the Company's audited financial statements with accounting principles generally accepted in the United States. In this context, the Audit Committee has met with and held discussions with management and with Arch Coal's internal and independent auditors.

The Audit Committee reviewed with the Company's internal and independent auditors the overall scope and plans for their respective audits. The Audit Committee also met with the auditors, with and without management present, to discuss the results of their examinations and their evaluations of Arch Coal's internal controls. The Committee also reviewed with the independent auditors their judgment as to the quality, and not just the acceptability, of the Company's accounting principles and financial controls and such other matters as are required to be discussed with the Audit Committee under auditing standards generally accepted in the United States. In addition, the Audit Committee discussed with the independent auditors the auditors' independence from management and Arch Coal including the matters in the written disclosures required by the Independence Standards Board and whether the provision of non-audit services to the Company by the firm is compatible with maintaining auditor independence. Pursuant to a policy adopted by the Board of Directors, Arch Coal's independent auditors may only perform services on behalf of the Company which are related to the audit or consist of tax compliance and tax consulting services. Finally, the Committee received management representation that the Company's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States.

During 2002 and 2001, Ernst & Young charged fees for services rendered to the Company as follows:

	Fee	
Service	2002	2001
Audit	$585,000	$566,563
Audit related services	292,823	32,769
Tax services	437,295	300,214
All other services	—	—

Audit related services in 2002 relate primarily to audits and accounting consultation in connection with the Company's contribution of reserves to Natural Resource Partners and other accounting and internal control consultation. Audit related services in 2001 were comprised of accounting consultation related to the adoption of a new accounting standard and internal control consultation related to the Company's information systems.

Substantially all of the tax services in 2002 and 2001 were related to tax compliance. These services were comprised primarily of preparation of certain of the Company's federal and state tax returns.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors (and the Board has approved) that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2002 for filing with the Securities and Exchange Commission. The Audit Committee and the Board of Directors have also recommended, subject to stockholder ratification, the selection of Ernst & Young as Arch Coal's independent auditors for 2003.

A copy of the Audit Committee Charter is attached to this proxy statement as Exhibit A.

AUDIT COMMITTEE
Frank M. Burke, Chairman
James L. Parker
A. Michael Perry

Compensation of Directors

Directors who are Arch Coal employees do not receive payment for their services as directors. The following table displays all components of compensation for non-employee directors:

Form of Compensation	Amount of Compensation**
Annual Board Retainer*	$ 75,000
Additional Annual Retainer for Chairman of the Board	$100,000
Additional Annual Retainer for Audit Committee Chairman	$ 30,000
Additional Annual Retainer for other Committee Chairmen	$ 5,000
Board Attendance Fee (each meeting)	$ 1,250
Committee Attendance Fee (each meeting)	$ 1,250
New Director Fee***	$ 30,000

* At least $40,000 of the annual retainer is subject to mandatory deferral under Arch Coal's Outside Director's Deferred Compensation Plan into a hypothetical investment in Arch Coal stock and is payable in cash upon the director's termination of service.

** Effective January 1, 2003, the Annual Board Retainer was increased from $55,000 to $75,000 per year and effective October 1, 2002, the Additional Annual Retainers for the Audit Committee Chairman and the other Committee Chairmen were increased from $10,000 to $30,000 and $4,000 to $5,000, respectively. All other fees remained constant from 2001 levels.

*** New directors receive an additional $30,000 during their first full year of service on the Board. This additional amount is subject to mandatory deferral under the Deferred Compensation Plan.

Arch Coal also pays for each director's costs of attending Board meetings and, under the Arch Coal, Inc. Director Matching Gift Program, the Company donates $2.00 for each dollar contributed by directors to accredited institutions of higher education up to a maximum of $6,000 each year. Non-employee directors do not have a retirement plan nor do they participate in the Company's benefit plans.

OWNERSHIP OF ARCH COAL COMMON STOCK

Ownership by Directors and Executive Officers

The following table shows Arch Coal common stock owned beneficially by the Company's directors and executive officers as of March 1, 2003. In general, "beneficial ownership" includes those shares a person has the power to vote or the power to transfer, and stock options that are exercisable currently or become exercisable within 60 days. Except as otherwise noted, each person has sole voting and investment power over his or her shares.

Beneficial Owner	Shares of Common Stock	Shares Underlying Options Exercisable Within 60 Days	Total	Percentage of Outstanding Shares
James R. Boyd, Chairman of the Board and Director(1)(2)	44,855	-0-	44,855	*
Frank M. Burke, Director(2)	62,885	-0-	62,885	*
Douglas H. Hunt, Director(2)(3)	23,533	-0-	23,533	*
Steven F. Leer, President, CEO and Director(1)(4)	29,847	210,860	240,707	*
Thomas A. Lockhart, Director	100	-0-	100	*
James L. Parker, Director(2)(5)(7)	2,390,316	-0-	2,390,316	4.6%
A. Michael Perry, Director(2)	12,563	-0-	12,563	*
Robert G. Potter, Director (2)(6)	11,313	-0-	11,313	*
Theodore D. Sands, Director(2)	39,313	-0-	39,313	*
John W. Eaves, Executive Vice President and Chief Operating Officer(4)(8)	51,481	77,043	128,534	*
Kenneth G. Woodring, Executive Vice President — Operations(4)	13,447	124,050	137,497	*
Robert E. Messey, Senior Vice President and Chief Financial Officer	-0-	43,193	43,193	*
Robert W. Shanks, Vice President — Operations(4)	1,347	73,650	74,997	*
All directors and executive officers of Arch Coal as a group (18 persons)(9)	2,617,844	779,873	3,397,717	6.5%

* Less than one percent of the outstanding shares.

(1) Includes shares held jointly with such person's spouse in the following amounts: Mr. Boyd — 1,045 and Mr. Leer — 1,010.

(2) Includes shares held under the Director Deferred Compensation Plan in the following amounts: Mr. Boyd — 11,116; Mr. Burke — 12,885; Mr. Hunt — 12,533; Mr. Parker — 6,284; Mr. Perry — 6,284; Mr. Potter — 7,313; and Mr. Sands — 14,313.

(3) Mr. Hunt also has a beneficial interest in a trust known as the Lyda Hunt-Herbert Trusts — Douglas Herbert Hunt in the amount of 209,477 shares. Mr. Hunt does not control the Trust.

(4) Includes shares held under Arch Coal's Employee Thrift Plan in the following amounts: Mr. Leer — 28,837; Mr. Eaves — 1,491; Mr. Shanks — 1,097; and Mr. Woodring — 2,340.

(5) Includes 2,199,659 shares owned by Hunt Coal Corporation. Mr. Parker is a director and executive officer of Hunt Coal, and he may be deemed to share voting and dispositive power with respect to the shares of common stock owned by Hunt Coal. Mr. Parker disclaims beneficial ownership of such shares.

(6) Includes 4,000 shares held in Robert G. Potter Trust dated 11/5/1992, Robert G. Potter as Trustee.

(7) Includes 185,000 shares owned by Lyda Hunt — Herbert Trusts — Lilly Hunt, James L. Parker as Trustee.

(8) Includes 50,000 shares of restricted stock. Mr. Eaves has the power to vote such shares prior to the grant's January 31, 2008 vesting date.

(9) Includes 37,688 shares held by executive officers under Arch Coal's Employee Thrift Plan and 3,513 shares held by executive officers under Arch Coal's Deferred Compensation Plan.

Ownership by Others

The following table shows all persons or entities that Arch Coal knows were "beneficial owners" of more than five percent of Arch Coal common stock on March 1, 2003, and is based on filings made by such owners with the Securities and Exchange Commission.

Beneficial Owner	Shares of Common Stock	Percent of Class*
Mellon Financial Corporation** One Mellon Center Pittsburgh, Pennsylvania 15258	3,384,607	6.5%
Prudential Financial, Inc. 751 Broad Street Newark, New Jersey 07102-3777	2,912,109	5.6%
Greenlight Capital, L.L.C 420 Lexington Avenue, Suite 1740 New York, New York 10170	2,851,100	5.4%
Jennison Associates LLC 466 Lexington Avenue New York, New York 10017	2,842,178	5.4%

* Percentage of the Company's outstanding shares of common stock on March 1, 2003.

** This entity has disclaimed beneficial ownership of the shares attributed to it pursuant to the U.S. securities laws.

COMPENSATION OF EXECUTIVE OFFICERS

Report of the Personnel and Compensation Committee

The P&C Committee

The P&C Committee is comprised entirely of independent directors and has the responsibility for reviewing and approving changes to Arch Coal's executive compensation policies and programs. The Committee also approves all compensation payments to the Chief Executive Officer and other executive officers, except for grants of stock-based compensation, which are approved by the Board of Directors as a whole.

Compensation Principles

Arch Coal's compensation program for executives consists of three key elements:

- A base salary;
- A performance-based annual bonus; and
- A long-term incentive program consisting of periodic grants of both stock options and performance shares or units.

The fundamental objective of Arch Coal's executive compensation program is to attract, retain and motivate key executives to enhance long-term profitability and stockholder value. Arch Coal's compensation program meets this objective by:

- Providing for a level of base compensation that is competitive with other similarly sized publicly-traded companies, with particular emphasis on those in mining and extractive industries;
- Providing total compensation opportunities which are comparable to the opportunities provided by a group of peer companies of similar size and diversity to Arch Coal in analogous or related businesses (the "compensation peer group"), as well as general industry indices. The compensation peer group companies utilized for analyzing compensation comparisons are currently the same companies as utilized in the performance graph shown on page I-17;
- Linking the compensation of Arch Coal executives to the operating and financial performance of the Company by making significant elements of each executive's compensation sensitive to the Company's overall performance;
- Emphasizing variable pay and long-term incentives at more senior levels of the company; and
- Rewarding executives for both the short and long-term enhancement of stockholder value.

Annual Base Salary

Base compensation is determined in accordance with the executive compensation principles established by the Committee. The Committee considers overall company performance, individual performance, competitive compensation and target pay levels when determining compensation.

Annual Incentive Bonus

Incentive Compensation Plan

The Company's incentive compensation plan provides opportunities for key executives of Arch Coal to earn annual incentive compensation based upon the successful achievement of individual and Company financial and operating performance objectives. Approximately 200 employees were eligible to participate in the plan in 2002.

A participant's maximum annual incentive opportunity is based upon his or her level of participation in the bonus plan. The incentive opportunity increases based upon an executive's potential to affect operations or profitability. The maximum incentive opportunity in 2002 for the Chief Executive Officer was 150% of base salary while the maximum incentive opportunity for the other executives, including the other executive officers named in this proxy statement, was 80% to 100% of base salary.

Awards for corporate employees, including the CEO, are based on overall corporate and individual performance. Awards to operating subsidiary employees are based on a combination of corporate, subsidiary and individual performance. Company performance is determined by comparing the Company's actual performance against objective performance measures, which are established by the Board at the beginning of each calendar year. For 2002, these performance measures, which are weighed equally, are:

- earnings per share (EPS);
- adjusted earnings before interest, taxes, depreciation, and amortization (adjusted EBITDA); and
- production costs per ton.

Company performance is weighted more at senior levels in the organization; however, all participants in the program have an individual performance factor which is based upon an evaluation of the extent to which an individual has successfully discharged his or her duties during the year. All award payments are subject to the review and approval of the Committee.

2002 Incentive Bonuses

The table below shows key measures of Arch Coal's financial performance for 2002 compared to 2001:

	2002	2001
	(In millions except per share data)	
Net income (loss)	$ (2.6)	$ 7.2
Income from operations	29.3	62.5
Debt	747.3	773.9
Adjusted EBITDA(1)	228.9	282.3
Earnings (loss) per share	$(0.05)	$ 0.15

(1) Adjusted EBITDA is defined for purposes of the incentive compensation plan in the same manner as in the Company's financial statements, which are attached to this document as Part II.

The Company's performance in 2002 did not result in a bonus pay-out to the Company's executive officers based on the corporate performance measures referenced above.

Long-Term Incentives

The Committee has determined that a long-term incentive opportunity for each of Arch Coal's executive officers should be delivered through awards of stock options and phantom performance shares. The Committee intends that these long-term incentive opportunities be competitive and based on actual Company performance.

Stock Options

Arch Coal's employee stock option program is a long-term plan designed to link executive compensation with increased stockholder value. A target value has been established for each executive officer and other key employees of Arch Coal. This target helps to establish the range of stock options to be granted periodically to key employees. At the discretion of the Board of Directors, awards can be made that deviate from these general guidelines.

All stock options are granted with an exercise price equal to the closing price of common stock on the date of grant. Vesting of stock options generally occurs over a period of three to four years, as determined by the Committee; however, options will generally immediately vest upon a change in control of Arch Coal or upon an employee's death, retirement or disability.

In 2002 the Board of Directors determined that it was appropriate to grant stock options to the Chief Executive Officer, the other executives, and all other stock option recipients of two times the normal level. The Committee felt this would create a significant incentive for immediate and sustained improvement in corporate performance and would serve as a retention device for the key employees of the corporation. This grant was made by the Board with the understanding that no grants of stock options would be made in 2003. The vesting schedule of the grants is 25% per year for four years.

Restricted Stock Award

On December 18, 2002, the Board of Directors elected John W. Eaves as Arch Coal's Executive Vice President and Chief Operating Officer. Mr. Eaves had previously held the position of Senior Vice President — Marketing. In connection with Mr. Eaves' promotion, the Board awarded him a restricted stock grant in the amount of 50,000 shares of Arch Coal common stock. The grant will vest in its entirety on January 31, 2008, if Mr. Eaves is an active employee on that date or on the earlier change of control of the Company.

Deductibility of Compensation

Under Section 162(m) of the Internal Revenue Code, Arch Coal is subject to the loss of the deduction for compensation in excess of $1 million paid to one or more of the executive officers named in this proxy statement. This deduction can be preserved if Arch Coal complies with certain conditions in the design and administration of its compensation programs.

The P&C Committee will make reasonable efforts, consistent with sound executive compensation principles and the needs of Arch Coal, to ensure that all future amounts paid to its executive officers will be fully deductible by the Company.

Other Plans

Arch Coal maintains a Deferred Compensation Plan pursuant to which certain executives can defer base and annual incentive compensation. Arch Coal also maintains an Employee Thrift Plan, a Cash Balance Pension Plan, insurance and other benefit plans for its employees. Executives participate in these plans on the same terms as other eligible employees, subject to any legal limits on the amounts that may be contributed by or paid to executives under the plans.

Compensation of the Chief Executive Officer

Mr. Leer's base compensation was increased to $650,000 in 2002 based on the base compensation principles outlined above. For 2002, Mr. Leer's maximum incentive opportunity under Arch Coal's annual incentive compensation plan was 150% of his base salary, or $975,000. As described above, the corporation's performance in 2002 did not result in a bonus pay-out.

General

This report is submitted by the P&C Committee with respect to all matters set forth in the report, except for those matters related to stock options and restricted stock awards and by the entire Board of Directors (other than Mr. Lockhart who joined the Board in February 2003), but only with respect to stock options and restricted stock awards. Mr. Leer excused himself from Board meetings and abstained from voting with respect to all matters relating to stock-based compensation.

In summary, the Committee and the Board believe that the total compensation opportunities provided to Arch Coal's executive officers create a strong linkage and alignment with the long-term best interest of Arch Coal and its stockholders.

Personnel and
Compensation Committee

Douglas H. Hunt, Chairman
Frank M. Burke
Robert G. Potter
Theodore D. Sands

Arch Coal, Inc. Board of Directors

James R. Boyd, Chairman
Frank M. Burke
Douglas H. Hunt
Steven F. Leer
James L. Parker
A. Michael Perry
Robert G. Potter
Theodore D. Sands

Summary Compensation Table

The following table is a summary of compensation information for each of the last three years for the Chief Executive Officer and each of the other four most highly compensated executive officers, based upon annual salary for the year 2002:

		Annual Compensation			Long-Term Compensation Awards		
Name and Principal Position	Year	Salary($)	Bonus($)	Other Annual Compensation(1)	Restricted Stock Award(2)($)	Securities Underlying Option Awards(#)	All Other Compensation (3)($)
Steven F. Leer	2002	650,000	-0-	3,981	-0-	-0-	36,363
President & Chief Executive	2001	575,000	274,500	3,909	-0-	177,400	29,008
Officer	2000	500,000	457,344	3,639	-0-	-0-	26,277
John W. Eaves	2002	320,000	-0-	5,053	1,055,500	-0-	19,148
Executive Vice President &	2001	295,000	116,800	3,806	-0-	62,200	16,461
Chief Operating Officer	2000	275,000	201,231	171	-0-	-0-	13,393
Kenneth G. Woodring	2002	380,000	-0-	4,507	-0-	-0-	21,805
Executive Vice President —	2001	365,000	134,300	3,909	-0-	78,500	16,666
Operations	2000	350,000	251,213	4,139	-0-	-0-	9,669
Robert J. Messey	2002	305,000	-0-	3,650	-0-	-0-	11,945
Senior Vice President and	2001	275,000	105,100	7,615	-0-	31,400	10,200
Chief Financial Officer	2000(4)	20,096	17,022	—	—	30,000	-0-
Robert W. Shanks	2002	275,000	-0-	4,718	-0-	-0-	16,800
Vice President — Operations	2001	260,000	117,700	3,909	-0-	55,000	10,195
	2000	250,000	153,750	4,326	-0-	-0-	10,200

(1) Represents tax reimbursement payments.

(2) The value shown is the number of restricted shares times the market price of Arch Coal common stock on the day of grant. The value given does not reflect the fact that the shares are restricted. Mr. Eaves receives the same cash dividends on the restricted shares as holders of Arch Coal common stock, but he cannot sell the shares during the restricted period. For more information on Mr. Eaves' restricted stock award, see the discussion on page I-12 of this proxy statement.

(3) This amount represents: contributions made to the applicable Employee Thrift Plan for 2000, 2001 and 2002, and credits made under Arch Coal's Deferred Compensation Plan for 2001 and 2002. All contributions to the Employee Thrift Plan were made during the listed year. All credits pursuant to the Deferred Compensation Plan were made in the following year.

(4) Mr. Messey's employment with Arch Coal began in December 2000.

Stock Option Grants

The following table shows information with respect to the options granted to the named executive officers during 2002:

Name and Principal Position	Number of Shares Underlying Options Granted	% of Total Options Granted to Employees in 2002	Exercise Price Per Share	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term	
					5%($)	10%($)
Steven F. Leer	109,450	4.48%	18.15	2012	1,249,310	3,165,997
President & Chief Executive Officer	109,450	4.48%	22.60	2012	1,555,615	3,942,234
John W. Eaves	35,950	1.47%	18.15	2012	410,349	1,039,905
Executive Vice President & Chief Operating Officer	35,950	1.47%	22.60	2012	510,958	1,294,868
Kenneth G. Woodring	42,700	1.75%	18.15	2012	487,396	1,235,158
Executive Vice President — Operations	42,700	1.75%	22.60	2012	606,896	1,537,993
Robert J. Messey	34,250	1.40%	18.15	2012	390,944	990,730
Senior Vice President and Chief Financial Officer	34,250	1.40%	22.60	2012	486,796	1,233,636
Robert W. Shanks	30,900	1.26%	18.15	2012	352,706	893,827
Vice President — Operations	30,900	1.26%	22.60	2012	439,182	1,112,974

Stock Option Exercises and Year-End Values

The table below sets forth option exercises during 2002 by the named executive officers and the following information with respect to the status of their options as of December 31, 2002:

- The total number of exercisable and unexercisable stock options held at December 31, 2002; and
- The aggregate dollar value of in-the-money unexercised options at December 31, 2002.

Name	Shares Acquired on Exercise(#)	Value Realized($)	Number of Securities Underlying Unexercised Options at FY-End(#) Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at FY-End($)* Exercisable/Unexercisable
Steven F. Leer	-0-	-0-	133,897/397,403	635,943/503,740
John W. Eaves	-0-	-0-	51,616/135,484	240,749/171,835
Kenneth G. Woodring	-0-	-0-	94,598/165,802	272,541/201,422
Robert J. Messey	-0-	-0-	23,034/106,866	225,550/230,595
Robert W. Shanks	-0-	-0-	51,182/118,618	240,749/154,463

* Calculated based on the closing stock price of the Company's common stock on the last trading day of 2002 of $21.59.

Pension Plans

On January 1, 1998, Arch Coal replaced its existing pension plans with a new Cash Balance Pension Plan. The benefits of a participating individuals under the former plans were vested as of that date and his or her cash balance account was credited with the present value of his or her earned pension benefit, payable at age 65. Salaried employees hired after January 1, 1998 become vested after three years of employment. On an annual basis (or a shorter period if a participant's employment is terminated), each participant's account is credited with the following:

- contribution credits equal to a percent of total pay;
- transition credits for a period equal to a participant's credited service under the prior pension plan as of December 31, 1997 (to a maximum of 15 years from December 31, 1997); and
- interest credits based on one-year treasury yields plus 1%.

The percentage amounts of the contribution and transition credits, which are shown in the following chart, are based on the participant's age at year end:

Age at Year End	Contribution Credits as % of Total Pay*	Transition Credits as % of Total Pay**
Under 30	3.0%	1.0%
30 to 34	4.0%	1.0%
35 to 39	4.0%	2.0%
40 to 44	5.0%	3.0%
45 to 49	6.0%	4.0%
50 to 54	7.0%	4.0%
55 and over	8.0%	4.0%

* Plus an additional 3% of pay above the Social Security wage base.

** Total pay means regular salary plus annual incentive bonus payments.

As of December 31, 2002, the estimated annual annuities (based on one-year treasury yields) payable at age 65 to executive officers named in this proxy statement are as follows:

Name	Estimated Annual Payments*
Steven F. Leer	$344,005
John W. Eaves	$174,283
Kenneth G. Woodring	$185,325
Robert J. Messey	$ 42,246
Robert W. Shanks	$173,545

* Assumes the executive officer works until age 65, annual base compensation remains unchanged from 2002, and that future incentive compensation is equal to the average of that awarded over the last four years. The interest rate used for determining the annuity was 4.93%. The interest credits for 2003 and future years was 4.25%.

Employment Agreements

Each executive officer has an employment agreement with Arch Coal that requires the Company to continue the executive's salary and benefits for one year if he or she is terminated by the Company without cause. If, however, the executive resigns for good reason or is terminated without cause within two years after a change in control of the Company, then, depending upon his or her position, the executive would receive a payment equal to up to three-times the highest annual compensation (including incentive compensation) received by such executive during the prior three years. In addition, certain benefits would continue for up to three years depending upon the benefit and position held by the executive.

Section 16(a) Beneficial Ownership Reporting Compliance

Under the securities laws, Arch Coal's directors, executive officers and any persons beneficially holding more than ten percent of the Company's common stock are required to report their ownership of the common stock and any changes in that ownership to the SEC and the New York Stock Exchange. Specific due dates for these reports have been established and Arch Coal is required to report in this proxy statement any failure to file by these dates. All of these filing requirements were satisfied in 2002. In making these statements, Arch Coal has relied on copies of the reports that its executive officers and directors have filed with the SEC.

Related Party Transactions

Arch Coal holds a 34% ownership interest in Natural Resource Partners, L.P. (NRP). Mr. Leer, President, CEO and a director of Arch Coal, and another executive officer of Arch Coal serve on NRP's board of directors. Arch Coal leases certain coal reserves from NRP and pays royalties to NRP for the right to mine those reserves. Arch Coal paid $4.3 million in royalty payments to NRP during 2002.

Stock Price Performance Graph

The graph below compares the cumulative total return to stockholders (stock price appreciation plus reinvested dividends) on the Company's common stock with the cumulative total return on two indices: a peer group and the Standard & Poor's (S&P) 400 Index. The graph assumes that:

- You invested $100 in the Company's common stock and in each indicia at the closing price on December 31, 1997;
- all dividends were reinvested; and
- you continued to hold your investment through December 31, 2002.

5-YEAR TOTAL SHAREHOLDER RETURN

ARCH COAL INC vs S&P 400 (MIDCAP) AND INDUSTRY PEER GROUP


Arch Coal Inc
S&P 400 (MIDCAP)
Industry Peer Group
DOLLARS
180
160
140
120
100
80
60
40
20
0
1997
1998
1999
2000
2001
2002

SOURCE: Standard & Poor's Research Insight
NOTES: Assumes $100 invested on 12/31/97 in Arch Coal Inc stock, in the S&P 400 (MidCap), and in an Industry Peer Group.

Reflects month-end dividend reinvestment, and annual reweighting of the Industry Peer Group.

The companies included in the Industry Peer Group are:

Consol Energy Inc, Freeport McMoran Copper&Gold, Massey Energy Co, Newmont Mining Corp, Peabody Energy Corp, Pittston Co, and Southern Peru Copper

	12/1997	12/1998	12/1999	12/2000	12/2001	12/2002
Arch Coal Inc	100	64	44	56	91	88
S&P 400 (MIDCAP)	100	119	137	161	160	136
Industry Peer Group	100	68	95	78	92	100

RATIFICATION OF INDEPENDENT AUDITORS

(PROXY ITEM NO. 2)

We are asking you to ratify the Board's appointment of Ernst & Young LLP as principal independent auditors to examine the consolidated financial statements of the Company and its subsidiaries for the year 2003. The Audit Committee has recommended the selection of Ernst & Young to the Board. Ernst & Young has acted as Arch Coal's independent auditors since 1997, is knowledgeable about the Company's operations and accounting practices and is well qualified to act as auditor.

Although we are not required to seek your approval of this appointment, the Board believes it to be sound corporate practice to do so. If you do not ratify the appointment of independent auditors, the Audit Committee will investigate the reasons for your rejection and the Board will reconsider the appointment.

Representatives of Ernst & Young do not plan to make a formal statement at the annual meeting. However, they will attend the meeting and be available to respond to appropriate questions.

Your Board of Directors recommends that you vote "FOR" the ratification of the appointment of Ernst & Young LLP as independent auditors for 2003

ADDITIONAL INFORMATION

Information About Stockholder Proposals

If you wish to submit proposals for possible inclusion in our 2004 proxy materials, we must receive them on or before November 24, 2003. Proposals should be mailed to:

Arch Coal, Inc.
One CityPlace Drive
Suite 300
St. Louis, Missouri 63141
Attention: Robert G. Jones, Vice President — Law, General Counsel and Secretary

If you wish to nominate directors and/or propose proper business from the floor for consideration at the 2003 Annual Meeting of Stockholders, our by-laws provide that:

- You must notify Arch Coal's Secretary in writing;
- Your notice must have been received at Arch Coal's headquarters not earlier than January 24, 2003 and not later than February 13, 2003; and
- Your notice must contain the specific information required in our by-laws.

We will send copies of these requirements to any stockholder who writes to us requesting this information. Please note that these three requirements apply only to matters that you wish to bring before your fellow stockholders at the 2003 Annual Meeting without submitting them for possible inclusion in our 2003 proxy materials.

Directions to the Annual Meeting

From Downtown St. Louis: Take Interstate 64 West to 270 North. Exit at Olive Boulevard. Take Olive Boulevard East to CityPlace Drive. North on CityPlace Drive to Arch Coal's headquarters at CityPlace One.

From Lambert International Airport: Take Highway 70 West to 270 South. Exit at Olive Boulevard. Take Olive Boulevard East to CityPlace Drive. North on CityPlace Drive to Arch Coal's headquarters at CityPlace One.

Multiple Copies of Annual Report to Stockholders

If more than one copy of Arch Coal's Annual Report is currently being sent to your address, we will discontinue the mailing of reports on the accounts you select if you mark the designated box on the appropriate proxy card, or follow the prompts when you vote if you are a stockholder of record voting by telephone or Internet.

At least one account must continue to receive the Annual Report either by mail or through the Internet. Mailing of dividends, dividend reinvestment account statements, and any special notices will not be affected by your election to discontinue future duplicate mailings of the Annual Report. To discontinue or resume the mailing of an Annual Report to an account, you may call American Stock Transfer & Trust Company at 1-800-360-4519.

If you own common stock through a bank, broker or other nominee and receive more than one Arch Coal Annual Report, please contact the holder of record to eliminate duplicate mailings.

ROBERT G. JONES
Vice President — Law, General Counsel and Secretary

March 18, 2003

(This page intentionally left blank)

EXHIBIT A

ARCH COAL, INC.
AUDIT COMMITTEE CHARTER

Purpose

The Audit Committee is appointed by the Board to assist the Board in fulfilling its oversight over (1) the integrity of the financial statements, internal accounting, financial controls, disclosure controls and financial reporting processes of the Company, (2) the independent auditors' qualifications and independence, (3) the performance of the Company's internal audit function and independent auditors, and (4) the compliance by the Company with legal and regulatory requirements.

The Committee shall prepare, or cause to be prepared, the report required by the rules of the Securities and Exchange Commission to be included in the Company's annual proxy statement.

Limitation of Audit Committee's Role

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the independent auditors.

Additionally, the Board and the Committee recognize that financial management (including the internal audit staff), as well as the independent auditors, have more time, knowledge and more detailed information on the Company than do Committee members; consequently, in carrying out its oversight responsibilities, the Committee is not providing any expert or special assurances as to the Company's financial statements or any professional certification as to the independent auditors' work.

Committee Membership

The Committee shall consist of no fewer than three members. All Committee members shall be financially literate, as determined by the Board, and at least one member of the Committee shall have a background in financial reporting, accounting and auditing. All members of the Committee shall meet all other independence, experience and expertise requirements of the New York Stock Exchange. The Committee shall endeavor to at all times have at least one member who is an "audit committee financial expert," as defined by SEC regulations.

The members of the Committee shall be appointed by the Board on the recommendation of the Nominating & Corporate Governance Committee. Committee members may be replaced by the Board.

The Board shall appoint one of the members of the Audit Committee as Chairperson. It is the responsibility of the Chairperson to schedule all meetings of the Committee and to provide the Committee with a written agenda prior to each meeting.

Compensation shall be limited to director fees and committee fees.

Committee Authority and Responsibilities

The independent auditors shall report directly to the Audit Committee. In that regard, the Committee is directly responsible for engagement of the independent auditors, has the sole authority to appoint or replace the independent auditors (subject to shareholder ratification), and shall pre-approve all audit engagement fees and terms and all non-audit engagements with the independent auditors and shall disclose its policies for approval of such engagements in the Company's periodic reports filed with the SEC . In addition, it is a direct responsibility of the Audit Committee for resolution of disagreements between management and the independent auditors regarding accounting and financial matters.

The Committee shall meet as often as it determines, but not less frequently than quarterly. The Committee may delegate authority to the Chair of the Committee and/or a subcommittee of the Audit Committee when appropriate. All actions taken pursuant to a delegation of authority described in the previous sentence shall be presented to the full Committee at its next regularly scheduled meeting for review and ratification.

The Committee shall have the authority, to the extent it deems necessary or appropriate, to retain its own special legal, accounting or other consultants to advise the Committee and the Company will provide adequate funding for such activities. In addition, the Committee may request any officer or employee of the Company or the Company's outside counsel or independent auditors to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee. The Committee shall meet with management, the internal auditors and the independent auditors in separate executive sessions at least quarterly. The Committee may also, to the extent it deems necessary or appropriate, meet with the Company's investment bankers or financial analysts who follow the Company.

The Committee shall make regular reports to the Board and provide copies of the minutes of each meeting to the Board as soon as practical after each Committee meeting. The Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval. The Committee shall annually review the Committee's own performance.

The Committee, to the extent it deems necessary or appropriate, shall:

1. Discuss with management and the independent auditors the annual audited financial statements, including disclosures made in Management's Discussion and Analysis of Financial Condition and Results of Operations, including their judgment about the quality, not just the acceptability, of accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements and the results of the audit and recommend to the Board whether the audited financial statements should be included in the Company's Form 10-K.

2. Discuss with management and the independent auditors the Company's quarterly financial statements and disclosures under Management's Discussion and Analysis of Financial Condition and Results of Operations, including the results of the independent auditors' reviews of the quarterly financial statements, prior to the filing of such financial statements.

3. Discuss with management and the independent auditors, at the conclusion of the annual audit, significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including any significant changes in the Company's selection or application of accounting principles, any major issues as to the adequacy of the Company's internal controls, the development, selection and disclosure of critical accounting estimates, and analyses of the effect of alternative assumptions, estimates or GAAP methods on the Company's financial statements. To further this goal, the Committee shall receive reports at least quarterly from the independent auditors, and prior to the filing of its report with the SEC, on all critical accounting policies and practices of the Company, all alternative treatments of financial information within GAAP that have been discussed with management, including the ramifications of the use of such alternative treatments and disclosures and the treatment preferred by the independent auditor, and other material written communications between the independent auditor and management.

4. Discuss with management the Company's earnings press releases, including the use of "pro forma" or "adjusted" non-GAAP information, as well as financial information and earnings guidance provided to analysts and rating agencies. The Committee need not discuss in advance each earnings release or each instance in which the Company may provide earnings guidance.

5. Discuss with management and the independent auditors the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company's financial statements.

6. Discuss with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit. In particular, discuss:

   (a) The adoption of, or changes to, the Company's significant auditing and accounting principles and practices as suggested by the independent auditors, internal auditors or management.

   (b) The management letter provided by the independent auditors and the Company's response to that letter.

   (c) Any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

7. Meet with the independent auditors prior to the audit to discuss the planning and staffing of the audit.

8. Discuss the experience, qualifications and independence of the Company's independent auditor, including all relationships between the auditing firm and the Company and its Directors and officers. Discuss the experience, qualifications and independence of the lead partner as well as the senior members of the independent auditors' team.

9. Obtain and review a report from the independent auditors at least annually regarding (a) the independent auditors' internal quality-control procedures, (b) any material issues raised by the most recent quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm, (c) any steps taken to deal with any such issues, and (d) all relationships between the independent auditors and the Company.

10. At least annually, discuss the overall performance of the independent auditors, taking into account the opinions of management and the internal auditors.

11. At least annually, present the Committee's conclusions regarding the independence and performance of the independent auditors to the Board and, if so determined by the Committee, recommend that the Board take additional action to satisfy itself as to the qualifications, performance and independence of the independent auditors.

12. Discuss whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the lead audit partner more often that required by law, or even the independent auditing firm itself on a regular basis.

13. Set policies for the Company's hiring of employees or former employees of the independent auditors who were engaged on the Company's account.

14. Obtain and review a quarterly report on matters discussed by the independent auditors with its national office regarding the Company.

15. Review with the independent auditors any audit problems or difficulties and management's response, including the independent auditors' responses regarding accounting adjustments noted or proposed but passed (as immaterial or otherwise).

16. Review with the independent auditors any audit problems or difficulties in management's response regarding "management" or "internal control" letter matters.

17. Discuss internal audit plan and review assistance to be provided independent accountants by internal audit staff.

18. Discuss the appointment and replacement of the senior internal auditing executive.

19. Discuss the significant reports to management prepared by the internal audit department and management's responses.

20. Discuss with the independent auditors the responsibilities of the internal audit department, as well as the internal audit program, budget and staffing and any recommended changes in the planned scope of the internal audit.

21. Discuss the Internal Audit Charter at least annually.

22. Discuss with management, the internal auditors and the independent auditors the adequacy and effectiveness of accounting and financial controls, including the Company's policies and procedures to assess, monitor, and manage business risk, and legal and ethical compliance programs (e.g., the Company's Code of Business Conduct) and any special audit steps adopted in light of material control deficiencies.

23. Discuss with the Board the Company's policies and procedures regarding compliance with applicable laws and regulations and with the Company's Code of Business Conduct and Ethics.

24. Discuss management's assertion on its assessment of the effectiveness of internal controls as of the end of the most recent fiscal year and the independent auditors' report on management's assertion.

25. Establish and discuss annually procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

26. Discuss with management and the independent auditors any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Company's financial statements or accounting policies.

27. Discuss with the Company's General Counsel legal matters that may have a significant impact on the financial statements or the Company's compliance policies.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Forward-Looking Statements

Statements in this annual report which are not statements of historical fact are forward-looking statements within the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by, the Company at the time the statements are made. Because these forward-looking statements are subject to various risks and uncertainties, actual results may differ materially from those projected in the statements. These expectations, assumptions and uncertainties include: the Company's expectation of growth in the demand for electricity; belief that legislation and regulations relating to the Clean Air Act and the relatively higher costs of competing fuels will increase demand for its compliance and low-sulfur coal; expectation of improved market conditions for the price of coal; expectation that the Company will continue to have adequate liquidity from its cash flow from operations, together with available borrowings under its credit facilities, to finance the Company's working capital needs; a variety of operational, geologic, permitting, labor and weather related factors; and the other risks and uncertainties which are described below under "Contingencies" and "Certain Trends and Uncertainties."

Results of Operations

2002 Compared to 2001

Net Income (Loss). The Company incurred a net loss of $2.6 million for the year ended December 31, 2002 compared to net income of $7.2 million for the year ended December 31, 2001. Results for 2002 were adversely impacted by the state of oversupply in the coal market that resulted from an extremely mild winter in late 2001 and early 2002 and a period of industrial economic weakness that dampened electricity demand. As a result, the Company reduced its rates of production from planned levels at its mining operations during 2002. The Company produced 99.6 million tons in 2002, a decrease of 4.9 million tons as compared to 2001 production. Additionally, the current year results were negatively impacted by production difficulties and increased costs at the Company's Samples surface operation in West Virginia during the first half of 2002 resulting from the transition into a new permit area and away from a sandstone intrusion first encountered during the second quarter of 2001. Results for the year ended December 31, 2002 were positively impacted by the following other items: (1) A $5.6 million pre-tax gain resulting from the settlement of certain coal contracts with a customer that was partially unwinding its coal supply position and desired to buy out of the remaining terms of those contracts. (2) A $4.6 million pre-tax gain as a result of a workers' compensation premium adjustment refund from the State of West Virginia. (3) A $4.4 million pre-tax gain resulting from retroactive reductions in royalty rates at certain of the Company's mines. These items were partially offset by a pre-tax charge of $1.1 million for an increase in the Company's litigation reserve resulting from several litigation settlements.

Results for 2001 were positively impacted by strong margins on the limited tonnage open to market-based pricing during the early part of 2001 and by reduced interest expense associated with lower debt levels. The results for 2001 were negatively impacted by production difficulties and increased costs at the Company's West Elk mine in Gunnison County, Colorado caused by high methane levels and at the Samples surface operation in West Virginia caused by a sandstone intrusion into the principal coal seam. Results for the year ended December 31, 2001 were positively impacted by the following other items: (1) A $9.4 million pre-tax insurance settlement as part of the Company's coverage under its property and business interruption policy. The insurance settlement represented the final settlement for losses incurred for the 2000 West Elk mine idling described below. (2) A $7.4 million pre-tax gain from a state tax credit covering prior periods. (3) A $4.6 million pre-tax gain as a result of progress in processing claims associated with the recovery of certain previously paid excise taxes on export sales. The gain stemmed from an IRS notice during the second quarter of 2000 outlining the procedures for obtaining tax refunds on black lung excise taxes paid by the industry on export sales. The notice was the result of a 1998 federal district court decision that found such taxes to be unconstitutional. Of the $4.6 million recognized, $3.1 million represented the interest component of the claim and was recorded as interest income. (4) An increase of pre-tax income of $7.5 million primarily from a reduction in the amount of expected reclamation work at the Company's idle Illinois properties resulting from permit revisions. (5) A $13.5 million pre-tax gain primarily on the sale of land. These items were partially offset by a pre-tax charge of $4.1 million for stock-based compensation benefits that may be realized in future periods and by a pre-tax charge of $5.6 million for an increase in the Company's litigation reserve resulting from several litigation settlements.

Revenues. Total revenues for the year ended December 31, 2002 were $1,534.1 million, an increase of 3.1% from 2001 revenues. The increase was primarily attributable to increased coal sales revenue resulting from higher pricing on coal shipped during 2002 as compared to 2001. Average coal sales realizations on a per ton basis were $13.81 for the year ended December 31, 2002 compared to $12.82 per ton for the year ended December 31, 2001. Partially offsetting the impact of higher prices was a decrease in the number of tons sold, from 109.5 million tons in the year ended December 31, 2001 to 106.7 million for the year ended December 31, 2002.

Income from Equity Investments. For the year ended December 31, 2002, income from equity investments totaled $10.1 million, a decrease of $16.2 million, or 61.6% from levels in 2001. In 2002, income from equity investments was comprised of $7.8 million from the Company's investment in Canyon Fuel Company, LLC and $2.3 million from the Company's investment in Natural Resource Partners, LP (NRP). Income from equity investment in 2001 was comprised solely of income from the Company's investment in Canyon Fuel. The decrease in investment income from Canyon Fuel resulted from decreased operating earnings at Canyon Fuel due to the expiration of a favorable sales contract at the end of 2001 and a weak market environment for Utah coal throughout 2002. Additionally, in 2001, Canyon Fuel recognized recoveries of previously paid property taxes. The Company's share of these recoveries was $2.6 million, which is reflected as income from equity investments in the Consolidated Statements of Operations. Income from the Company's equity investment in NRP represents the Company's share of NRP's earnings for the period from October 17, 2002 (the date of the formation of NRP) through November 30, 2002. Financial information for NRP through December 31, 2002 was not available at the time that the Company released its financial results. As such, the Company will account for income from its investment in NRP on a one-month lag.

Other Revenues. Other revenues for the year ended December 31, 2002 decreased $8.6 million as compared to the year ended December 31, 2001. The decrease was primarily attributable to significant asset sales in 2001 which did not recur in 2002. These asset sales resulted in a pre-tax gain of $13.5 million in 2001, compared to $0.8 million in 2002. Additionally, royalty income in 2002 from coal reserves leased to third parties declined by approximately $2.9 million, due primarily to the fact that certain of the leased reserves were contributed to NRP as described above. These items were partially offset by income from the settlement of coal contracts described above.

Income from Operations. The following table presents income from operations excluding the unusual items discussed above.

	Year Ended December 31,	
	2002	2001
	(In millions)	
Income from operations (as reported)	$29.3	$ 62.5
Adjustments to (exclude)/add-back:		
Gain on contract buyout	(5.6)	—
Workers' compensation premium adjustment	(4.6)	—
Retroactive royalty rate reductions	(4.4)	—
Samples surface operation losses	3.1	19.2
Losses at the West Elk mine	—	11.3
West Elk mine insurance recoveries	—	(9.4)
Land sales	(0.8)	(13.5)
Reclamation adjustment — Illinois properties	—	(7.5)
Stock-based compensation accrual	—	4.1
State tax credit	—	(7.4)
Litigation settlement	1.1	5.6
Black lung excise tax recoveries	—	(1.5)
Canyon Fuel property tax recoveries	—	(2.6)
Adjusted income from operations	$18.1	$ 60.8

The decrease in adjusted income from operations is primarily attributable to the Company's planned cut-back of production throughout 2002 in response to the weak market environment described above. The decision to scale back production during the period came after the Company prepared most of its operations to maximize production in order to capitalize on the higher market prices for coal the Company had previously projected for 2002. Therefore, certain costs incurred to maximize production did not result in higher revenues but did increase the cost of coal sales. Cost of coal sales on a per ton basis was $13.24 for the year ended December 31, 2002, compared to $12.21 per ton for the year ended December 31, 2001.

Adjusted income from operations is not a measure of financial performance in accordance with generally accepted accounting principles. The Company presents adjusted income from operations to more clearly disclose the Company's operating performance excluding events or transactions that the Company does not believe are necessarily indicative of ongoing mining operations.

Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased $3.8 million to $40.0 million for the year ended December 31, 2002. The decrease is primarily attributable to the stock-based compensation accruals recorded during 2001 as discussed above. The Company did not record any stock-based compensation accruals during the year ended December 31, 2002.

Amortization of Coal Supply Agreements. Amortization of coal supply agreements declined $5.3 million primarily as a result of the expiration and buy-out of above-market contracts that were valued as assets on the Company's balance sheet and amortized in 2001.

Other Expenses. Other expenses increased from $18.2 million in 2001 to $30.1 million in 2002, resulting primarily from costs incurred to terminate certain contractual obligations for the purchase or sale of coal.

Interest Expense. Interest expense decreased by $12.3 million during the year ended December 31, 2002 primarily as a result of lower average debt levels during 2002 when compared to the prior year.

Interest Income. The decrease in interest income of $3.2 million in 2002 is the result of the recognition of the interest component of the black lung excise tax recovery during the year ended December 31, 2001 described previously.

Income Taxes. The Company's effective tax rate is sensitive to changes in annual profitability and percentage depletion. The income tax benefit recorded in 2002 is primarily the result of favorable tax settlements and the impact of percentage depletion. During 2002, the Company received notice from the IRS of proposed adjustments for previous tax years. These adjustments resulted in an increase in the tax benefit of $10.5 million. The benefit resulting from the percentage depletion increased in 2002 as compared to 2001 as a result of the impact of higher coal prices and increased profitability at certain of the Company's mines.

Adjusted EBITDA. Adjusted EBITDA was $228.9 million for the year ended December 31, 2002 compared to $282.3 million for the prior year. The decrease in Adjusted EBITDA was primarily attributable to the decrease in income from operations resulting from the reduced production levels discussed above. Adjusted EBITDA is defined as income from operations before the effect of net interest expense; income taxes; the Company's depreciation, depletion and amortization; and the Company's equity interest in the depreciation, depletion and amortization of Canyon Fuel. Adjusted EBITDA is not a measure of financial performance in accordance with generally accepted accounting principles, and items excluded to calculate Adjusted EBITDA are significant in understanding and assessing the Company's financial condition. Therefore, Adjusted EBITDA should not be considered in isolation nor as an alternative to net income, income from operations, or cash flows from operations or as a measure of the Company's profitability, liquidity or performance under generally accepted accounting principles. The Company believes that Adjusted EBITDA presents a useful measure of the ability to service and incur debt based on ongoing operations. Furthermore, analogous measures are used by industry analysts to evaluate operating performance. Investors should be aware that the Company's presentation of Adjusted EBITDA may not be comparable to similarly titled measures used by other companies. The table below shows how the Company calculates Adjusted EBITDA.

	Twelve Months Ended December 31,	
	2002	2001
Income from operations	$ 29,277	$ 62,456
Depreciation, depletion and amortization of Arch Coal, Inc.	174,752	177,504
Arch Coal's equity interest in depreciation, depletion and amortization of Canyon Fuel Company, LLC	24,881	42,325
Adjusted EBITDA	$228,910	$282,285

2001 Compared to 2000

Net Income (Loss). The Company had net income of $7.2 million for the year ended December 31, 2001 compared to a net loss of $12.7 million for the year ended December 31, 2000. Results for 2001 were positively impacted by strong margins on the limited tonnage open to market-based pricing during the early part of 2001 and by reduced interest expense associated with lower debt levels. Results for 2001 were negatively impacted by production difficulties and increased costs at the Company's West Elk mine in Gunnison County, Colorado caused by high methane levels and at the Samples surface operation in West Virginia caused by a sandstone intrusion into the principal coal seam. Results for the year ended December 31, 2001 were positively impacted by the following other items: (1) A $9.4 million pre-tax insurance settlement as part of the Company's coverage under its property and business interruption policy. The insurance settlement represents the final settlement for losses incurred for the 2000 West Elk mine idling described below. (2) A $7.4 million pre-tax gain from a state tax credit covering prior periods. (3) A $4.6 million pre-tax gain as a result of progress in processing claims associated with the recovery of certain previously paid excise taxes on export sales. The gain stems from an IRS notice during the second quarter of 2000 outlining the procedures for obtaining tax refunds on black lung excise taxes paid by the industry on export sales. The notice was the result of a 1998 federal district court decision that found such taxes to be unconstitutional. Of the $4.6 million recognized, $3.1 million represents the interest component of the claim and was recorded as interest income. (4) An increase of pre-tax income of $7.5 million primarily from a reduction in the amount of expected reclamation work at the Company's idle Illinois properties resulting from permit revisions. (5) A $13.5 million pre-tax gain primarily on the sale of land. These items were partially offset by a pre-tax charge of $4.1 million for stock-based compensation benefits that may be realized in future periods and by a pre-tax charge of $5.6 million for an increase in the litigation reserve resulting from several litigation settlements.

Results for the year ended December 31, 2000 were adversely impacted by operating losses incurred at the West Elk mine offset to some extent by partial pre-tax insurance settlements of $31.0 million received throughout 2000 under the Company's business interruption policy. The mine was idled from January 28, 2000 to July 12, 2000 following the detection of combustion gases in a portion of the mine. These combustion gases were unrelated to the high methane levels experienced at the mine in 2001. Results for the year ended December 31, 2000 were positively impacted by the following other items: (1) Pre-tax gains of $21.8 million resulting from the settlement of certain workers' compensation liabilities with the State of West Virginia. This was partially offset by adjustments to other workers' compensation liabilities resulting from changes in estimates that caused increases to the liability of $13.5 million. The net workers' compensation adjustment was a pre-tax gain of $8.3 million. (2) A pre-tax gain of $7.8 million resulting from a reduction in the Company's reclamation liability due to permit revisions at its idle mine properties in Illinois. (3) A $12.1 million pre-tax gain primarily on the sale of land. (4) A pre-tax gain of $12.7 million related to excise tax recoveries on export shipments in connection with the IRS notice described above. (5) A $9.8 million pre-tax curtailment gain resulting from previously unrecognized postretirement benefit changes that occurred from plan amendments in previous years.

The West Elk mine's coal sales for the year ended December 31, 2001 of $77.0 million were $35.5 million greater than its sales of $41.5 million in 2000, although the mine experienced significant production difficulties during both periods as described above. This compares to $110.3 million of coal sales during the year ended December 31, 1999, a period of uninterrupted production. Excluding the impact of the related insurance recoveries, operating losses for the mine for 2001 and 2000 were $11.3 million and $43.4 million, respectively, compared to operating income of $13.1 million during 1999. At the Samples surface operation, a sandstone intrusion caused the coal seam to thin which resulted in lower production and higher associated costs. During the year ended December 31, 2001, the Samples surface operation experienced an operating loss of $19.2 million compared to operating income of $4.3 million during the same period of 2000.

Revenues. Total revenues for the year ended December 31, 2001 were $1,488.7 million, an increase of $84.1 million from the same period in 2000. This increase was the result of several factors including the increase in sales at West Elk when compared to the same period in 2000, improved pricing on the limited tonnage that was open to market-based pricing during 2001, and increased pass-through transportation revenues.

Income from Equity Investment. During the year ended December 31, 2001, Canyon Fuel, recognized recoveries of previously paid property taxes. The Company's share of these recoveries is $2.6 million, which is reflected as income from equity investment in the Consolidated Statements of Operations. In addition, Canyon Fuel experienced improved performance at its three underground mines in Utah.

Income from Operations. The following table presents income from operations, excluding the unusual items discussed above.

	Year Ended December 31,	
	2001	2000
	(In millions)	
Income from operations (as reported)	$ 62.5	$ 74.0
Adjustments to (exclude)/add-back:		
Losses at the West Elk mine	11.3	43.4
West Elk mine insurance recoveries	(9.4)	(31.0)
Samples surface operation losses	19.2	—
Land sales	(13.5)	(12.1)
Reclamation adjustment — Illinois properties	(7.5)	(7.8)
Stock-based compensation accrual	4.1	—
State tax credit	(7.4)	—
Litigation settlements	5.6	—
Workers' compensation adjustment	—	(8.3)
Postretirement medical benefit curtailment	—	(9.8)
Black lung excise tax recoveries	(1.5)	(12.7)
Canyon Fuel Company property tax recoveries	(2.6)	—
Adjusted income from operations	$ 60.8	$ 35.7

The increase in adjusted income from operations is primarily attributable to improved pricing on the limited coal tonnage that was open to market-based pricing during 2001; improved performance at the Company's Black Thunder mine in Wyoming and the Canyon Fuel operations in Utah; and continued strong performance at the Company's Mingo Logan operation in West Virginia.

As discussed previously, adjusted income from operations is not a measure of financial performance in accordance with generally accepted accounting principles. The Company presents adjusted income from operations to more clearly disclose the Company's operating performance excluding events or transactions that the Company does not believe are necessarily indicative of ongoing mining operations.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $4.9 million. The increase was primarily attributable to the $4.1 million stock-based compensation charge discussed above.

Amortization of Coal Supply Agreements. Amortization of coal supply agreements decreased by $12.3 million primarily as a result of the expiration and buy-out of above-market contracts that were valued as assets and amortized on the Company's balance sheet in 2000.

Interest Expense. Interest expense decreased by $27.9 million primarily as a result of lower debt levels in the year ended December 31, 2001 compared to the same period of 2000. The net proceeds from two public stock offerings in the first half of 2001 were used to significantly reduce debt levels from 2000 levels (see additional discussion in "Liquidity and Capital Resources").

Interest Income. The increase in interest income of $2.9 million over 2000 was primarily due to recognition of the interest component of the black lung excise tax recovery recognized in 2001.

Income Taxes. The Company's effective tax rate is sensitive to changes in estimates of annual profitability and percentage depletion. The income tax benefit recorded for the year ended December 31, 2001 is primarily the result of the impact of percentage depletion.

Adjusted EBITDA. Adjusted EBITDA (as defined previously) was $282.3 million for the year ended December 31, 2001 compared to $315.2 million in 2000. This decrease is primarily attributable to the losses incurred at the Samples surface operation resulting from the sandstone intrusion during 2001. The table below shows how the Company calculates Adjusted EBITDA.

	Twelve Months Ended December 31,	
	2001	2000
Income from operations	$ 62,456	$ 73,984
Depreciation, depletion and amortization of Arch Coal, Inc.	177,504	201,512
Arch Coal's equity interest in depreciation, depletion and amortization of Canyon Fuel Company, LLC	42,325	39,679
Adjusted EBITDA	$282,285	$315,175

Recent Development

Convertible Preferred Stock Offering. On January 31, 2003, the Company completed the sale of 2,875,000 shares of its 5% Perpetual Cumulative Convertible Preferred Stock, which includes the underwriters' full over-allotment option of 375,000 shares, at a price of $50.00 per share. The net proceeds from the offering of approximately $139.1 million were used to reduce indebtedness under the Company's revolving credit facility, to repay lines of credit, and for working capital and general corporate purposes. Dividends on the preferred stock will be cumulative and will be payable quarterly at the annual rate of 5% of the liquidation preference. Each share of the preferred stock will be initially convertible, under certain conditions, into 2.3985 shares of the Company's common stock.

Outlook

Production Levels. The Company reduced its overall rate of coal production by approximately 5% during 2002. This action was taken in response to unfavorable spot coal markets following an extremely mild winter and a period of industrial economic weakness that dampened electricity demand. Although the timing of any recovery in coal markets remains uncertain, there have been indications that prices may return to more favorable levels in the future. These indications include more normal weather patterns, some indication of economic recovery and an overall decrease in coal production and utility stockpiles.

Previously, the Company had disclosed that longwall mineable reserves at Mingo Logan were likely to be exhausted during 2002. As a result of improvements to the mine plan, the mine is expected to exhaust its longwall mineable reserves in 2006, subject to permit modifications. However, due to more difficult mining conditions, production levels in the future are expected to be lower than those experienced historically.

Postretirement Obligations. The Company expects to incur significantly higher expenses related to its postretirement health care obligations in 2003. These obligations, coupled with a much smaller increase in pension-related expenses, are expected to increase non-cash costs by approximately $8.0 million per quarter in 2003.

Permitting Issues. On May 8, 2002, in *Kentuckians for the Commonwealth v. Rivenburgh,* the U.S. District Court for the Southern District of West Virginia enjoined the Huntington, West Virginia office of the U.S. Army Corps of Engineers from issuing any new Section 404 Clean Water Act permits that authorize the placement of rock and soil into channels that comprise waters of the United States. This process is used both in surface mining operations, where layers of dirt and rock are removed to expose the underlying coal seam, as well as underground mining operations. The excess material is then placed into "valley fills." The court reached its conclusion on the basis that the material constituted "waste" which may not be disposed of in valley fills under Corps-issued permits. On January 29, 2003, the Fourth Circuit Court of Appeals reversed the decision in the *Kentuckians* case.

The plaintiffs in the *Kentuckians* case may appeal the January 29, 2003 decision to the full panel of the Fourth Circuit, and ultimately to the Supreme Court. If the plaintiffs are ultimately successful in this litigation, the ruling may adversely impact both the Company's ability to sustain its current mining operations and its ability to open new mines. For further discussion of this case, see *Certain Trends and Uncertainties — Environmental and Regulatory Factors — Clean Water Act* beginning on page II-16.

The Company idled its Dal-Tex operation on July 23, 1999 as a result of an adverse ruling in prior litigation on the issue of valley fills. This ruling was later reversed on appeal; however, as of the date of the 2002 injunction described above, the Company had not yet completed the process necessary to obtain the Section 404 permits for the mine. Once the Company obtains the necessary permits, it intends to reopen the mine subject to then-existing market conditions.

Low-Sulfur Coal Producer. The Company continues to believe that it is well-positioned to capitalize on the continuing growth in demand for low-sulfur coal to produce electricity. Substantially all of the Company's current coal production and approximately 90% of its reserves are low in sulfur. In fact, approximately 68% of the Company's coal reserves are compliance quality, which means that the reserves meet Phase II standards of the Clean Air Act without application of expensive scrubbing technology. With Phase II now in effect, compliance coal has captured a growing share of United States coal demand and commands a higher price in the marketplace than high-sulfur coal.

Chief Objectives. The Company continues to focus on taking steps to increase shareholder returns by improving earnings, strengthening cash generation, improving productivity and reducing costs at its large-scale mines, while building on its leading position in its target coal-producing basins, the Powder River Basin and the Central Appalachian Basin.

Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of the Company's management, including the CEO and CFO, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2002. Based on that evaluation, the Company's management, including the CEO and CFO, concluded that the Company's disclosure controls and procedures were effective as of such date. There have been no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to December 31, 2002.

Liquidity and Capital Resources

The following is a summary of cash provided by or used in each of the indicated types of activities during the past three years:

	Year ended December 31,		
	2002	2001	2000
		(In thousands)	
Cash provided by (used in):			
Operating activities	**$ 176,417**	$ 145,661	$ 135,772
Investing activities	**(128,303)**	(129,209)	(107,496)
Financing activities	**(45,447)**	(15,590)	(25,531)

Cash provided by operating activities increased in 2002 as compared to 2001 due primarily to reduced requirements for working capital components other than inventories. Cash provided by operating activities increased in 2001 compared to 2000 due primarily to improved operating performance in 2001. Increased distributions from the Company's investment in Canyon Fuel also positively affected cash provided by operating activities during 2001. These increases were partially offset by increased working capital requirements in 2001 compared to 2000.

Cash used in investing activities decreased during 2002 as compared to 2001 due primarily to the impact of the sale of limited partnership units of Natural Resource Partners, L.P., which generated proceeds of $33.6 million. Excluding the proceeds from the sale, cash used in investing activities increased due to higher capital expenditures and reduced proceeds from property dispositions. Cash used in investing activities during 2001 increased compared to 2000 due primarily to higher capital expenditures in 2001 and proceeds from the termination of coal supply agreements in 2000.

Cash used in financing activities during 2002 primarily represents net payments under the Company's revolver and lines of credit, payments of dividends, and reductions of capital lease obligations. In addition, during 2002, the Company entered into a sale and leaseback of equipment that resulted in proceeds of $9.2 million. Cash used in financing activities during 2001 reflects the cash generated by the February 2001 and May 2001 issuances of common stock (described below) resulting in proceeds of $372.2 million, the pay-down of $376.9 million of debt and the repurchase of the Company's common stock at a cost of $5.0 million.

On February 22, 2001, the Company completed a public offering of 9,927,765 shares of common stock, including the remaining 4,756,968 shares held by its then largest stockholder, Ashland Inc., and 5,170,797 primary and treasury shares issued directly by the Company. Proceeds realized from the transaction, which totaled $92.9 million net of the underwriters' discount and expenses, were used to pay down debt.

On April 12, 2001, the Company filed a Universal Shelf Registration Statement on Form S-3 with the Securities and Exchange Commission. The Universal Shelf allows the Company to offer, from time to time, an aggregate of up to $750 million in debt securities, preferred stock, depositary shares, common stock and related rights and warrants. On May 8, 2001, the Company utilized the shelf registration and completed a public offering of 8,500,000 primary shares of common stock. On May 16, 2001, the underwriters involved in the offering purchased an additional 424,200 shares pursuant to an over-allotment option granted by the Company in connection with the May 8, 2001 offering. The proceeds realized from these transactions after the underwriting discount and expenses were $279.3 million. The proceeds were used to retire the Company's term loan with the remainder used to reduce the borrowings under the Company's revolving credit facility.

On January 31, 2003, the Company again utilized its Universal Shelf and completed a public offering of 2,875,000 shares of 5% Perpetual Cumulative Convertible Preferred Stock. The net proceeds realized by the Company from the offering of $139.1 million are being used to reduce indebtedness under the Company's revolving credit facility, and for working capital and general corporate purposes. Subsequent to the January 2003 offering, the Company can still issue an additional $311.8 million in debt and equity securities under the Universal Shelf.

On September 14, 2001, the Company's Board of Directors approved a stock repurchase plan, under which the Company may repurchase up to 6.0 million of its shares of common stock from time to time. Through December 31, 2001, the Company repurchased 357,200 shares of its common stock for $5.0 million pursuant to the plan at an average purchase price of $14.13 per share. The repurchased shares are being held in the Company's treasury. Future repurchases under the plan will be made at management's discretion and will depend on market conditions and other factors.

The Company generally satisfies its working capital requirements and funds its capital expenditures and debt-service obligations with cash generated from operations. The Company believes that cash generated from operations and its borrowing capacity will be sufficient to meet its working capital requirements and anticipated capital expenditures for at least the next several years. The Company's ability to fund planned capital expenditures, to make acquisitions and to pay dividends will depend upon its future operating performance, which will be affected by prevailing economic conditions in the coal industry, and by financial, business and other factors, some of which are beyond the Company's control.

Expenditures for property, plant and equipment were $137.1 million, $123.4 million and $115.1 million for 2002, 2001 and 2000, respectively. Capital expenditures are made to improve and replace existing mining equipment, expand existing mines, develop new mines and improve the overall efficiency of mining operations.

On April 18, 2002, the Company and its subsidiary, Arch Western Resources, LLC (''Arch Western'') completed a refinancing of their existing credit facilities. The new credit facilities include five-and six-year non-amortizing term loans totaling $675.0 million at Arch Western and a five-year revolving credit facility totaling $350.0 million for the Company. The five-year non-amortizing term loan at Arch Western is for $150.0 million while the six-year non-amortizing term loan is for $525.0 million. The rate of interest on borrowings under both of the credit facilities is a floating rate based on LIBOR. The Company's credit facility is secured by its ownership interests in substantially all of its subsidiaries, except its ownership interests in Arch Western and its subsidiaries. The Arch Western credit facility is secured by substantially all of its subsidiaries, but is not guaranteed by the Company.

Financial covenants contained in the Company's new credit facilities consist of a maximum leverage ratio, a minimum fixed charge ratio and a minimum net worth test. The leverage ratio requires that the Company not permit the ratio of total indebtedness at the end of any calendar quarter to adjusted EBITDA for the four quarters then ended to exceed a specified amount. The fixed charge coverage ratio requires that the Company not permit the ratio of the Company's adjusted EBITDA plus lease expense to interest expense for the four quarters then ended to be less than a specified amount. The net worth test requires that the Company not permit its net worth to be less than a specified amount plus 50% of cumulative net income. The Company was in compliance with all financial covenants at December 31, 2002.

At December 31, 2002, the Company had $42.6 million in letters of credit outstanding which, when combined with outstanding borrowings under the revolver, resulted in $242.4 million of unused capacity under the revolving credit facility. Sufficient unused capacity is currently available to fund all operating needs. Financial covenant requirements may restrict the amount of unused capacity available to the Company for borrowings and letters of credit.

At December 31, 2002, debt amounted to $747.3 million, or 58% of capital employed, compared to $773.9 million, or 58% of capital employed, at December 31, 2001. Based on the level of consolidated indebtedness and prevailing interest rates at December 31, 2002, debt service obligations, which include the current maturities of debt and interest expense for 2003, are estimated to be $67.3 million.

The Company periodically establishes uncommitted lines of credit with banks. These agreements generally provide for short-term borrowings at market rates. At December 31, 2002, there were $20.0 million of such agreements in effect, of which none were outstanding.

The Company is exposed to market risk associated with interest rates. At December 31, 2002, after taking into consideration interest rate swap agreements, debt included $740.0 million of floating-rate debt for which the rate of interest is, at the Company's option, the PNC Bank base rate or a rate based on LIBOR. To manage this exposure, the Company enters into interest-rate swap agreements to modify the interest-rate characteristics of outstanding Company debt. At December 31, 2002, the Company had interest-rate swap agreements having a total notional value of $525.0 million, including $250.0 million for which the fixed rate becomes effective as of October 2003. These swap agreements are used to convert variable-rate debt to fixed-rate debt. Under these swap agreements, the Company pays a weighted average fixed rate of 5.74% (before the credit spread over LIBOR) and receives a weighted average variable rate based upon 30-day and 90-day LIBOR. The Company accrues amounts to be paid or received under interest-rate swap agreements over the lives of the agreements. These amounts are recognized as adjustments to interest expense over the lives of agreements, thereby adjusting the effective interest rate on the Company's debt. Gains and losses on terminations of interest-rate swap agreements are deferred on the balance sheet (in other long-term liabilities) and amortized as an adjustment to interest expense over the remaining term of the terminated swap agreement. The remaining terms of the swap agreements at December 31, 2002, ranged from 32 to 57 months. All instruments are entered into for other than trading purposes.

The Company is also exposed to commodity price risk related to its purchase of diesel fuel. The Company enters into forward purchase contracts and heating oil swaps to substantially eliminate volatility in the price of diesel fuel for its operations. The swap agreements essentially fix the price paid for diesel fuel by requiring the Company to pay a fixed heating oil price and receive a floating heating oil price. The changes in the floating heating oil price highly correlate to changes in diesel fuel prices. Gains and losses on terminations of heating oil swap agreements are deferred on the balance sheet (in other long-term liabilities) and amortized as an adjustment to diesel fuel cost over the original term of the terminated heating oil swap agreement as if it were still in place.

The discussion below presents the sensitivity of the market value of the Company's financial instruments to selected changes in market rates and prices. The range of changes reflects the Company's view of changes that are reasonably possible over a one-year period. Market values are the present value of projected future cash flows based on the market rates and prices chosen. The major accounting policies for these instruments are described in Note 1 to the consolidated financial statements.

Changes in interest rates have different impacts on the fixed-rate and variable-rate portions of the Company's debt portfolio. A change in interest rates on the fixed portion of the debt portfolio impacts the net financial instrument position but has no impact on interest incurred or cash flows. A change in interest rates on the variable portion of the debt portfolio impacts the interest incurred and cash flows but does not impact the net financial instrument position.

The sensitivity analysis related to the fixed portion of the Company's debt portfolio assumes an instantaneous 100-basis-point move in interest rates from their levels at December 31, 2002, with all other variables held constant. A 100-basis-point decrease in market interest rates would result in an $18.3 million increase in the fair value of the fixed portion of the debt at December 31, 2002. Based on the variable-rate debt included in the Company's debt portfolio as of December 31, 2002, after considering the effect of the swap agreements, a 100-basis-point increase in interest rates would result in an annualized additional $4.0 million of interest expense incurred based on December 31, 2002 debt levels. At December 31, 2002, a $.05 per gallon decrease in the price of heating oil would result in a $0.2 million decrease in the fair value of the financial position of the heating oil swap agreements.

Contractual Obligations

The following is a summary of the Company's significant contractual obligations as of December 31, 2002 (in thousands):

	Payments Due By Period			
	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term debt	$ 7,100	$ 198	$215,020	$525,024
Operating leases	13,234	18,343	12,067	7,139
Royalty leases	65,523	70,776	58,470	135,795
Unconditional purchase obligations	53,807			
Other long-term obligations				23,200
Total contractual cash obligations	$139,664	$89,317	$285,557	$691,158

Unconditional purchase obligations represent amounts committed for capital expenditures. Other long-term obligations represent the Company's contractual amounts owed in conjunction with its ownership interest in Dominion Terminal Associates as described in Note 20 to the Consolidated Financial Statements.

In addition to the contractual obligations noted above, the Company expects to make contributions of $18.0 million to its pension plan in 2003. The Company believes that cash generated from operations, proceeds from the January 2003 preferred stock offering, and availability under its revolving credit facility will be sufficient to meet these obligations and the Company's requirements for working capital and capital expenditures.

Contingencies

Reclamation

The federal Surface Mining Control and Reclamation Act of 1977 ("SMCRA") and similar state statutes require that mine property be restored in accordance with specified standards and an approved reclamation plan. The Company accrues for the costs of final mine closure reclamation over the estimated useful mining life of the property. These costs relate to reclaiming the pit and support acreage at surface mines and sealing portals at deep mines. Other costs of final mine closure common to surface and underground mining are related to reclaiming refuse and slurry ponds, eliminating sedimentation and drainage control structures, and dismantling or demolishing equipment or buildings used in mining operations. The Company also accrues for significant reclamation that is completed during the mining process prior to final mine closure. The establishment of the final mine closure reclamation liability and the other ongoing reclamation liabilities are based upon permit requirements and require various estimates and assumptions, principally associated with costs and productivities.

The Company reviews its entire environmental liability periodically and makes necessary adjustments, including permit changes and revisions to costs and productivities to reflect current experience. The Company's management believes it is making adequate provisions for all expected reclamation and other associated costs.

Legal Contingencies

The Company is a party to numerous claims and lawsuits with respect to various matters, including those discussed below. The Company provides for costs related to contingencies, including environmental matters, when a loss is probable and the amount is reasonably determinable. After conferring with counsel, it is the opinion of management that the ultimate resolution of these claims, to the extent not previously provided for, will not have a material adverse effect on the consolidated financial condition, results of operations or liquidity of the Company.

Certain Trends and Uncertainties

Substantial Leverage — Variable Interest Rate — Covenants

As of December 31, 2002, the Company had outstanding consolidated indebtedness of $747.3 million, representing approximately 58% of the Company's capital employed. Despite making substantial progress in reducing debt, the Company continues to have significant debt service obligations, and the terms of its credit agreements limit its flexibility and result in a number of limitations on the Company. The Company also has significant lease and royalty obligations. The Company's ability to satisfy debt service, lease and royalty obligations and to effect any refinancing of its indebtedness will depend upon future operating performance, which will be affected by prevailing economic conditions in the markets that the Company serves as well as financial, business and other factors, many of which are beyond the Company's control. The Company may be unable to generate sufficient cash flow from operations and future borrowings, or other financings may be unavailable in an amount sufficient to enable it to fund its debt service, lease and royalty payment obligations or its other liquidity needs.

The Company's relative amount of debt and the terms of its credit agreements could have material consequences to its business, including, but not limited to: (i) making it more difficult to satisfy debt covenants and debt service, lease payment and other obligations; (ii) making it more difficult to pay quarterly dividends as the Company has in the past; (iii) increasing the Company's vulnerability to general adverse economic and industry conditions; (iv) limiting the Company's ability to obtain additional financing to fund future acquisitions, working capital, capital expenditures or other general corporate requirements; (v) reducing the availability of cash flows from operations to fund acquisitions, working capital, capital expenditures or other general corporate purposes; (vi) limiting the Company's flexibility in planning for, or reacting to, changes in the Company's business and the industry in which the Company competes; or

(vii) placing the Company at a competitive disadvantage when compared to competitors with less relative amounts of debt.

After taking into consideration the Company's interest rate swaps which convert the Company's variable rate debt to fixed, approximately 63% of the Company's indebtedness at December 31, 2002 bears interest at variable rates that are linked to short-term interest rates. If interest rates rise, the Company's costs relative to those obligations would also rise.

Terms of the Company's credit facilities and leases contain financial and other covenants that create limitations on the Company's ability to, among other things, effect acquisitions or dispositions and borrow additional funds, and require the Company to, among other things, maintain various financial ratios and comply with various other financial covenants. Failure by the Company to comply with such covenants could result in an event of default under these agreements which, if not cured or waived, would enable the Company's lenders to declare amounts borrowed due and payable, or otherwise result in unanticipated costs.

Losses

The Company reported a net loss of $2.6 million for the year ended December 31, 2002. The losses in 2002 were primarily attributable to the Company's decision to scale back production during the year in response to a weak market environment and increased costs at certain Company operations. The decision to scale back production came after the Company had prepared most of the operations to maximize production in order to capitalize on higher market prices for coal the Company had previously projected for 2002. Therefore, certain costs incurred to maximize production did not result in higher revenues but did increase the cost of coal sales.

Because the coal mining industry is subject to significant regulatory oversight and affected by the possibility of adverse pricing trends or other industry trends beyond the Company's control, the Company may suffer losses in the future if legal and regulatory rulings, mine idlings and closures, adverse pricing trends or other factors affect the Company's ability to mine and sell coal profitably.

Environmental and Regulatory Factors

The coal mining industry is subject to regulation by federal, state and local authorities on matters such as:

- the discharge of materials into the environment;
- employee health and safety;
- mine permits and other licensing requirements;
- reclamation and restoration of mining properties after mining is completed;
- management of materials generated by mining operations;
- surface subsidence from underground mining;
- water pollution;
- legislatively mandated benefits for current and retired coal miners;
- air quality standards;
- protection of wetlands;
- endangered plant and wildlife protection;
- limitations on land use;

- storage of petroleum products and substances that are regarded as hazardous under applicable laws; and

- management of electrical equipment containing polychlorinated biphenyls, or PCBs.

In addition, the electric generating industry, which is the most significant end-user of coal, is subject to extensive regulation regarding the environmental impact of its power generation activities, which could affect demand for the Company's coal. The possibility exists that new legislation or regulations may be adopted or that the enforcement of existing laws could become more stringent, either of which may have a significant impact on the Company's mining operations or its customers' ability to use coal and may require the Company or its customers to change operations significantly or incur substantial costs.

While it is not possible to quantify the expenditures incurred by the Company to maintain compliance with all applicable federal and state laws, those costs have been and are expected to continue to be significant. The Company posts performance bonds pursuant to federal and state mining laws and regulations for the estimated costs of reclamation and mine closing, including the cost of treating mine water discharge when necessary. Compliance with these laws has substantially increased the cost of coal mining for all domestic coal producers.

Clean Air Act. The federal Clean Air Act and similar state and local laws, which regulate emissions into the air, affect coal mining and processing operations primarily through permitting and emissions control requirements. The Clean Air Act also indirectly affects coal mining operations by extensively regulating the emissions from coal-fired industrial boilers and power plants, which are the largest end-users of the Company's coal. These regulations can take a variety of forms, as explained below.

The Clean Air Act imposes obligations on the Environmental Protection Agency, or EPA, and the states to implement regulatory programs that will lead to the attainment and maintenance of EPA-promulgated ambient air quality standards, including standards for sulfur dioxide, particulate matter, nitrogen oxides and ozone. Owners of coal-fired power plants and industrial boilers have been required to expend considerable resources in an effort to comply with these ambient air standards. Significant additional emissions control expenditures will be needed in order to meet the current national ambient air standard for ozone. In particular, coal-fired power plants will be affected by state regulations designed to achieve attainment of the ambient air quality standard for ozone. Ozone is produced by the combination of two precursor pollutants: volatile organic compounds and nitrogen oxides. Nitrogen oxides are a by-product of coal combustion. Accordingly, emissions control requirements for new and expanded coal-fired power plants and industrial boilers will continue to become more demanding in the years ahead.

In July 1997, the EPA adopted more stringent ambient air quality standards for particulate matter and ozone. In a February 2001 decision, the U.S. Supreme Court largely upheld the EPA's position, although it remanded the EPA's ozone implementation policy for further consideration. On remand, the Court of Appeals for the D.C. Circuit affirmed the EPA's adoption of these more stringent ambient air quality standards. As a result of the finalization of these standards, states that are not in attainment for these standards will have to revise their State Implementation Plans to include provisions for the control of ozone precursors and/or particulate matter. Revised State Implementation Plans could require electric power generators to further reduce nitrogen oxide and particulate matter emissions. The potential need to achieve such emissions reductions could result in reduced coal consumption by electric power generators. Thus, future regulations regarding ozone, particulate matter and other pollutants could restrict the market for coal and the development of new mines by the Company. This in turn may result in decreased production by the Company and a corresponding decrease in the Company's revenues. Although the future scope of these ozone and particulate matter regulations cannot be predicted, future regulations regarding these and other ambient air standards could restrict the market for coal and the development of new mines.

Furthermore, in October 1998, the EPA finalized a rule that will require 19 states in the Eastern United States that have ambient air quality problems to make substantial reductions in nitrogen oxide emissions by the year 2004. To achieve these reductions, many power plants would be required to install additional control measures. The installation of these measures would make it more costly to operate coal-fired power plants and, depending on the requirements of individual state implementation plans, could make coal a less attractive fuel.

Along with these regulations addressing ambient air quality, the EPA has initiated a regional haze program designed to protect and to improve visibility at and around National Parks, National Wilderness Areas and International Parks. This program restricts the construction of new coal-fired power plants whose operation may impair visibility at and around federally protected areas. Moreover, this program may require certain existing coal-fired power plants to install additional control measures designed to limit haze-causing emissions, such as sulfur dioxide, nitrogen oxides and particulate matter. By imposing limitations upon the placement and construction of new coal-fired power plants, the EPA's regional haze program could affect the future market for coal.

Additionally, the U.S. Department of Justice, on behalf of the EPA, has filed lawsuits against several investor-owned electric utilities and brought an administrative action against one government-owned electric utility for alleged violations of the Clean Air Act. The EPA claims that these utilities have failed to obtain permits required under the Clean Air Act for alleged major modifications to their power plants. The Company supplies coal to some of the currently affected utilities, and it is possible that other of the Company's customers will be sued. These lawsuits could require the utilities to pay penalties and install pollution control equipment or undertake other emission reduction measures, which could adversely impact their demand for coal.

Other Clean Air Act programs are also applicable to power plants that use the Company's coal. For example, the acid rain control provisions of Title IV of the Clean Air Act require a reduction of sulfur dioxide emissions from power plants. Because sulfur is a natural component of coal, required sulfur dioxide reductions can affect coal mining operations. Title IV imposes a two phase approach to the implementation of required sulfur dioxide emissions reductions. Phase I, which became effective in 1995, regulated the sulfur dioxide emissions levels from 261 generating units at 110 power plants and targeted the highest sulfur dioxide emitters. Phase II, implemented January 1, 2000, made the regulations more stringent and extended them to additional power plants, including all power plants of greater than 25 megawatt capacity. Affected electric utilities can comply with these requirements by:

- burning lower sulfur coal, either exclusively or mixed with higher sulfur coal;
- installing pollution control devices such as scrubbers, which reduce the emissions from high sulfur coal;
- reducing electricity generating levels; or
- purchasing or trading emissions credits.

Specific emissions sources receive these credits, which electric utilities and industrial concerns can trade or sell to allow other units to emit higher levels of sulfur dioxide. Each credit allows its holder to emit one ton of sulfur dioxide.

In addition to emissions control requirements designed to control acid rain and to attain the national ambient air quality standards, the Clean Air Act also imposes standards on sources of hazardous air pollutants. Although these standards have not yet been extended to coal mining operations, the EPA recently announced that it will regulate hazardous air pollutants from coal-fired power plants. Under the Clean Air Act, coal-fired power plants will be required to control hazardous air pollution emissions by no later than 2009. These controls are likely to require significant new improvements in controls by power plant owners. The most prominently targeted pollutant is mercury, although other by-products of coal combustion may be covered by future hazardous air pollutant standards for coal combustion sources.

Other proposed initiatives may have an effect upon coal operations. One such proposal is the Bush Administration's recently announced Clear Skies Initiative. As proposed, this initiative is designed to reduce emissions of sulfur dioxide, nitrogen oxides, and mercury from power plants. Other so-called multi-pollutant bills, which could regulate additional air pollutants, have been proposed by various members of Congress. While the details of all of these proposed initiatives vary, there appears to be a movement towards increased regulation of a number of air pollutants. Were such initiatives enacted into law, power plants could choose to shift away from coal as a fuel source to meet these requirements.

Mine Health and Safety Laws. Stringent safety and health standards have been imposed by federal legislation since the adoption of the Mine Safety and Health Act of 1969. The Mine Safety and Health Act of 1977, which significantly expanded the enforcement of health and safety standards of the Mine Safety and Health Act of 1969, imposes comprehensive safety and health standards on all mining operations. In addition, as part of the Mine Safety and Health Acts of 1969 and 1977, the Black Lung Act requires payments of benefits by all businesses conducting current mining operations to coal miners with black lung and to some survivors of a miner who dies from this disease.

Surface Mining Control and Reclamation Act. SMCRA establishes operational, reclamation and closure standards for all aspects of surface mining as well as many aspects of deep mining. SMCRA requires that comprehensive environmental protection and reclamation standards be met during the course of and upon completion of mining activities. In conjunction with mining the property, the Company is contractually obligated under the terms of its leases to comply with all laws, including SMCRA and equivalent state and local laws. These obligations include reclaiming and restoring the mined areas by grading, shaping, preparing the soil for seeding and by seeding with grasses or planting trees for use as pasture or timberland, as specified in the approved reclamation plan.

SMCRA also requires the Company to submit a bond or otherwise financially secure the performance of its reclamation obligations. The earliest a reclamation bond can be completely released is five years after reclamation has been achieved. Federal law and some states impose on mine operators the responsibility for repairing the property or compensating the property owners for damage occurring on the surface of the property as a result of mine subsidence, a consequence of longwall mining and possibly other mining operations. In addition, the Abandoned Mine Lands Act, which is part of SMCRA, imposes a tax on all current mining operations, the proceeds of which are used to restore mines closed before 1977. The maximum tax is $0.35 per ton of coal produced from surface mines and $0.15 per ton of coal produced from underground mines.

The Company also leases some of its coal reserves to third party operators. Under SMCRA, responsibility for unabated violations, unpaid civil penalties and unpaid reclamation fees of independent mine lessees and other third parties could potentially be imputed to other companies that are deemed, according to the regulations, to have ''owned'' or ''controlled'' the mine operator. Sanctions against the ''owner'' or ''controller'' are quite severe and can include civil penalties, reclamation fees and reclamation costs. The Company is not aware of any currently pending or asserted claims against it asserting that it ''owns'' or ''controls'' any of its lessees' operations.

On March 29, 2002, the U.S. District Court for the District of Columbia issued a ruling that could restrict underground mining activities conducted in the vicinity of public roads, within a variety of federally protected lands, within national forests and within a certain proximity of occupied dwellings. The lawsuit, *Citizens Coal Council v. Norton,* was filed in February 2000 to challenge regulations issued by the Department of Interior providing, among other things, that subsidence and underground activities that may lead to subsidence are not surface mining activities within the meaning of SMCRA. SMCRA generally contains restrictions and certain prohibitions on the locations where surface mining activities can be conducted. The District Court entered summary judgment upon the plaintiff's claims that the Secretary of the Interior's determination violated SMCRA. By order dated April 9, 2002, the court remanded the regulations to the Secretary of the Interior for reconsideration.

The significance of this decision for the coal mining industry remains unclear because this ruling is subject to appellate review. The Department of Interior and the National Mining Association, a trade group that intervened in this action, sought a stay of the order pending appeal to the U.S. Court of Appeals for the District of Columbia Circuit and the stay was granted. If the District Court's decision is not overturned, or if some legislative solution is not enacted, this ruling could have a material adverse effect on all coal mine operations that utilize underground mining techniques, including those of the Company. While it still may be possible to obtain permits for underground mining operations in these areas, the time and expense of that permitting process are likely to increase significantly.

Framework Convention on Global Climate Change. The United States and more than 160 other nations are signatories to the 1992 Framework Convention on Global Climate Change, commonly known as the Kyoto Protocol, that is intended to limit or capture emissions of greenhouse gases such as carbon dioxide and methane. The U.S. Senate has neither ratified the treaty commitments, which would mandate a reduction in U.S. greenhouse gas emissions, nor enacted any law specifically controlling greenhouse gas emissions and the Bush Administration has withdrawn support for this treaty. Nonetheless, future regulation of greenhouse gases could occur either pursuant to future U.S. treaty obligations or pursuant to statutory or regulatory changes under the Clean Air Act. Efforts to control greenhouse gas emissions could result in reduced demand for coal if electric power generators switch to lower carbon sources of fuel.

Clean Water Act. Section 301 of the Clean Water Act prohibits the discharge of a pollutant from a point source into navigable waters except in accordance with a permit issued under either Section 402 or Section 404 of the Clean Water Act. Navigable waters are broadly defined to include streams, even those that are not navigable in fact, and may include wetlands.

All mining operations in Appalachia generate excess material, which must be placed in fills in adjacent valleys and hollows. Likewise, coal refuse disposal areas and coal processing slurry impoundments are located in valleys and hollows. Almost all of these areas contain intermittent or perennial streams, which are considered navigable waters. An operator must secure a Clean Water Act permit before filling such streams. For approximately the past 25 years, operators have secured Section 404 fill permits to authorize the filling of navigable waters with material from various forms of coal mining. Operators have also obtained permits under Section 404 for the construction of slurry impoundments although the use of these impoundments, including discharges from them, requires permits under Section 402. Section 402 discharge permits are generally not suitable for authorizing the construction of fills in navigable waters.

On May 8, 2002, the United States District Court for the Southern District of West Virginia issued an order in *Kentuckians for the Commonwealth v. Rivenburgh* enjoining the Huntington, West Virginia office of the U.S. Army Corps of Engineers from issuing permits under Section 404 of the Clean Water Act for the construction of valley fills for the disposal of overburden from mountaintop mining operations solely for the purpose of waste disposal. These valleys typically contain streams that, under the Clean Water Act, are considered navigable waters of the United States. The court held that the filling of these waters solely for waste disposal is a violation of the Clean Water Act. The effect of this injunction would have been to make mountaintop mining uneconomical in those areas subject to the injunction.

The court's injunction also prohibited the issuance of permits authorizing fill activities associated with types of mining activities other than mountaintop mining where the primary purpose or use of those fill activities is the disposal of waste. Such activities might include those associated with slurry impoundments and coal refuse disposal areas.

On January 29, 2003, the Court of Appeals for the Fourth Circuit overturned the *Kentuckians* decision as being overly broad and also ruled that the valley fills in question are not illegal; that the EPA and the U.S. Army Corps of Engineers have exercised their oversight responsibilities in a reasonable and consistent manner; and that the agencies' interpretation of the regulation under which valley fills historically have been permitted is a reasonable construction of the Clean Water Act.

West Virginia Antidegradation Policy. In January 2002, a number of environmental groups and individuals filed suit in the U.S. District Court for the Southern District of West Virginia to challenge the EPA's approval of West Virginia's antidegradation implementation policy. Under the federal Clean Water Act, state regulatory authorities must conduct an antidegradation review before approving permits for the discharge of pollutants to waters that have been designated as high quality by the state. Antidegradation review involves public and intergovernmental scrutiny of permits and requires permittees to demonstrate that the proposed activities are justified in order to accommodate significant economic or social development in the area where the waters are located. The plaintiffs in this lawsuit, *Ohio Valley Environmental*

Coalition v. Whitman, challenge provisions in West Virginia's antidegradation implementation policy that exempt current holders of National Pollutant Discharge Elimination System (NPDES) permits and Section 404 permits, among other parties, from the antidegradation review process. The Company is exempt from antidegradation review under these provisions. Revoking this exemption and subjecting the Company to the antidegradation review process could delay the issuance or reissuance of Clean Water Act permits to the Company or cause these permits to be denied. If the plaintiffs are successful and if the Company discharges into waters that have been designated as high-quality by the state, the costs, time and difficulty associated with obtaining and complying with Clean Water Act permits for surface mining of its operations could increase.

Comprehensive Environmental Response, Compensation and Liability Act. CERCLA and similar state laws affect coal mining operations by, among other things, imposing cleanup requirements for threatened or actual releases of hazardous substances that may endanger public health or welfare or the environment. Under CERCLA and similar state laws, joint and several liability may be imposed on waste generators, site owners and lessees and others regardless of fault or the legality of the original disposal activity. Although the EPA excludes most wastes generated by coal mining and processing operations from the hazardous waste laws, such wastes can, in certain circumstances, constitute hazardous substances for the purposes of CERCLA. In addition, the disposal, release or spilling of some products used by coal companies in operations, such as chemicals, could implicate the liability provisions of the statute. Thus, coal mines that the Company currently owns or has previously owned or operated, and sites to which the Company sent waste materials, may be subject to liability under CERCLA and similar state laws. In particular, the Company may be liable under CERCLA or similar state laws for the cleanup of hazardous substance contamination at sites where it owns surface rights.

Mining Permits and Approvals. Numerous governmental permits or approvals are required for mining operations. In connection with obtaining these permits and approvals, the Company may be required to prepare and present to federal, state or local authorities data pertaining to the effect or impact that any proposed production of coal may have upon the environment. The requirements imposed by any of these authorities may be costly and time consuming and may delay commencement or continuation of mining operations. Regulations also provide that a mining permit can be refused or revoked if an officer, director or a shareholder with a 10% or greater interest in the entity is affiliated with another entity that has outstanding permit violations. Thus, past or ongoing violations of federal and state mining laws could provide a basis to revoke existing permits and to deny the issuance of additional permits.

In order to obtain mining permits and approvals from state regulatory authorities, mine operators, including the Company, must submit a reclamation plan for restoring, upon the completion of mining operations, the mined property to its prior condition, productive use or other permitted condition. Typically the Company submits the necessary permit applications several months before it plans to begin mining a new area. In the Company's experience, permits generally are approved several months after a completed application is submitted. In the past, the Company has generally obtained its mining permits without significant delay. However, the Company cannot be sure that it will not experience difficulty in obtaining mining permits in the future.

Future legislation and administrative regulations may emphasize the protection of the environment and, as a consequence, the activities of mine operators, including the Company, may be more closely regulated. Legislation and regulations, as well as future interpretations of existing laws, may also require substantial increases in equipment expenditures and operating costs, as well as delays, interruptions or the termination of operations. The Company cannot predict the possible effect of such regulatory changes.

Under some circumstances, substantial fines and penalties, including revocation or suspension of mining permits, may be imposed under the laws described above. Monetary sanctions and, in severe circumstances, criminal sanctions may be imposed for failure to comply with these laws.

Surety Bonds. Federal and state laws require the Company to obtain surety bonds to secure payment of certain long-term obligations including mine closure or reclamation costs, federal and state workers' compensation costs, coal leases and other miscellaneous obligations. Many of these bonds are renewable on a yearly basis. It has become increasingly difficult for the Company to secure new surety bonds or renew such bonds without the posting of collateral. In addition, surety bond costs have increased while the market terms of such bonds have generally become more unfavorable.

West Virginia Cumulative Hydrologic Impact Analysis Litigation. Two environmental groups sued the West Virginia Department of Environmental Protection in January 2000 in federal court, alleging various violations of the Clean Water Act and SMCRA. The lawsuit was amended in September 2001 to name Gale Norton, Secretary of the Interior, as a defendant. The U.S. Office of Surface Mining is a division within the Department of Interior. The lawsuit, *Ohio River Valley Environmental Coalition, Inc. v. Castle,* specifically alleges that the West Virginia Department of Environmental Protection has violated its non-discretionary duty to require all surface and underground mining permit applications to include certain stream flow and water quality data and an analysis of the probable hydrologic consequences of the proposed mine, and that the West Virginia Department of Environmental Protection failed to conduct SMCRA-required cumulative hydrologic impacts analysis prior to issuing mining permits. The lawsuit also alleges that the Office of Surface Mining has a non-discretionary duty to apply the federal SMCRA law in West Virginia due to the deficiencies in the state program. In March 2001, the district court denied the plaintiff's motion for a preliminary injunction on its claims against the West Virginia Department of Environmental Protection. In September 2001, the district court denied a motion to dismiss for lack of jurisdiction filed by defendant Michael Callaghan, Secretary of the West Virginia Department of Environmental Protection. Callaghan filed an interlocutory appeal of this decision in October 2001. The Fourth Circuit Court of Appeals is awaiting briefing under an extended schedule in this case. If the plaintiffs are eventually successful in this lawsuit, the West Virginia Department of Environmental Protection will have to modify its procedures and requirements for the content and review of mining permit applications, or the federal government will be ordered to assume control over mining permits in West Virginia. Any of these changes are likely to increase the cost of preparing applications and the time required for their review, and may entail additional operating expenditures and, possibly, restrictions on operating.

West Virginia SMCRA Bond Lawsuit. In November 2000, the West Virginia Highlands Conservancy filed a lawsuit in federal district court against the U.S. Department of Interior, the U.S. Office of Surface Mining and the West Virginia Department of Environmental Protection. The lawsuit, *West Virginia Highlands Conservancy v. Norton,* which seeks declaratory and injunctive relief, generally challenges the adequacy of the two-tier West Virginia alternative bond reclamation program. The first tier requires mine operators to post a bond of up to $5,000 per acre mined. The second tier creates a special reclamation fund which is funded by an assessment on mine operators of three cents per ton of coal mined. The West Virginia Highlands Conservancy claims that, individually and collectively, the alternative bond reclamation program has inadequate funds to cover the state's cost of conducting mining site reclamation for those sites where the mine operator has defaulted, or might default, on its reclamation obligations. Based upon the alleged inadequacy of the alternative bonding program, the lawsuit claims that the Department of the Interior and the Office of Surface Mining violated their obligations under SMCRA by either (1) not asserting federal control over the West Virginia SMCRA bonding program or (2) not revoking federal approval of the West Virginia SMCRA program and assuming control under SMCRA. The lawsuit also alleges that the West Virginia Department of Environmental Protection (1) failed to ensure that the state bonding program met certain minimum requirements and (2) improperly issued SMCRA permits without requiring mine operators to post sufficient reclamation bonds.

In May 2001, the district court dismissed all claims against the West Virginia Department of Environmental Protection based upon the principle of sovereign immunity. The Office of Surface Mining, in June 2001, initiated formal administrative action against the West Virginia Department of Environmental Protection regarding the alleged deficiencies in the state bonding program.

The current deficit will be eliminated through special reclamation taxes on clean coal production totaling fourteen cents per ton, of which seven cents is an additional temporary tax that will terminate in 39 months. The Office of Surface Mining has projected that these taxes will eliminate the deficit. These taxes and whatever other requirements may be adopted in the future by the advisory council will likely result in increases in the funds that mine operators are required to post in order to obtain permits and could result in further additional costs or fees related to the operation of a coal mine or the sale of coal. Any changes to the state reclamation bonding program could also complicate and protract the process of applying for and obtaining necessary permits. On June 25, 2002, the West Virginia Highlands Conservancy filed an amended complaint challenging the Office of Surface Mining's approval of the amendments to the West Virginia alternative bonding program.

The district court entered a final order on January 9, 2003 denying the plaintiffs' motion for summary judgment on the issues raised in its complaint. The court also granted with four minor exceptions the motion for summary judgment filed by the Office of Surface Mining in support of its May 29 rule. Unless appealed and stayed, the Department for Environmental Protection will continue to administer its bonding program to address the deficiencies noted by OSM in its May 29, 2002 rule.

Endangered Species. The federal Endangered Species Act and counterpart state legislation protects species threatened with possible extinction. Protection of endangered species may have the effect of prohibiting or delaying the Company from obtaining mining permits and may include restrictions on timber harvesting, road building and other mining or agricultural activities in areas containing the affected species. A number of species indigenous to the Company's properties are protected under the Endangered Species Act. Based on the species that have been identified to date and the current application of applicable laws and regulations, however, the Company does not believe there are any species protected under the Endangered Species Act that would materially and adversely affect its ability to mine coal from its properties in accordance with current mining plans.

Other Environmental Laws Affecting the Company. The Company is required to comply with numerous other federal, state and local environmental laws in addition to those previously discussed. These additional laws include, for example, the Resource Conservation and Recovery Act, the Safe Drinking Water Act, the Toxic Substance Control Act and the Emergency Planning and Community Right-to-Know Act. The Company believes that it is in substantial compliance with all applicable environmental laws.

Competition — Excess Industry Capacity

The coal industry is intensely competitive, primarily as a result of the existence of numerous producers in the coal-producing regions in which the Company operates, and some of the Company's competitors may have greater financial resources. The Company competes with several major coal producers in the Central Appalachian and Powder River Basin areas. The Company also competes with a number of smaller producers in those and other market regions. The Company is also subject to the risk of reduced profitability as a result of excess industry capacity, which results in reduced coal prices.

Electric Industry Factors; Customer Creditworthiness

Demand for coal and the prices that the Company will be able to obtain for its coal are closely linked to coal consumption patterns of the domestic electric generation industry, which has accounted for approximately 90% of domestic coal consumption in recent years. These coal consumption patterns are influenced by factors beyond the Company's control, including the demand for electricity (which is dependent to a significant extent on summer and winter temperatures); government regulation; technological developments and the location, availability, quality and price of competing sources of coal; other fuels such as natural gas, oil and nuclear; and alternative energy sources such as hydroelectric power. Demand for the Company's low-sulfur coal and the prices that the Company will be able to obtain for it will also be affected by the price and availability of high-sulfur coal, which can be marketed in tandem with emissions allowances in order to meet federal Clean Air Act requirements. Any reduction in the demand for the Company's coal by the domestic electric generation industry may cause a decline in profitability.

Electric utility deregulation is expected to provide incentives to generators of electricity to minimize their fuel costs and is believed to have caused electric generators to be more aggressive in negotiating prices with coal suppliers. Deregulation may have a negative effect on the Company's profitability to the extent it causes the Company's customers to be more cost-sensitive.

In addition, the Company's ability to receive payment for coal sold and delivered depends on the creditworthiness of its customers. In general, the creditworthiness of the Company's customers has deteriorated. If such trends continue, the Company's acceptable customer base may be limited.

Reliance on and Terms of Long-Term Coal Supply Contracts

During 2002, sales of coal under long-term contracts, which are contracts with a term greater than 12 months, accounted for 84% of the Company's total revenues. The prices for coal shipped under these contracts may be below the current market price for similar type coal at any given time. As a consequence of the substantial volume of its sales which are subject to these long-term agreements, the Company has less coal available with which to capitalize on stronger coal prices if and when they arise. In addition, because long-term contracts typically allow the customer to elect volume flexibility, the Company's ability to realize the higher prices that may be available in the spot market may be restricted when customers elect to purchase higher volumes under such contracts, or the Company's exposure to market-based pricing may be increased should customers elect to purchase fewer tons. The increasingly short terms of sales contracts and the consequent absence of price adjustment provisions in such contracts also make it more likely that inflation related increases in mining costs during the contract term will not be recovered by the Company.

Reserve Degradation and Depletion

The Company's profitability depends substantially on its ability to mine coal reserves that have the geological characteristics that enable them to be mined at competitive costs. Replacement reserves may not be available when required or, if available, may not be capable of being mined at costs comparable to those characteristic of the depleting mines. The Company has in the past acquired and will in the future acquire, coal reserves for its mine portfolio from third parties. The Company may not be able to accurately assess the geological characteristics of any reserves that it acquires, which may adversely affect the profitability and financial condition of the Company. Exhaustion of reserves at particular mines can also have an adverse effect on operating results that is disproportionate to the percentage of overall production represented by such mines. Mingo Logan's Mountaineer Mine is estimated to exhaust its longwall mineable reserves in 2006. The Mountaineer Mine generated $33.7 million and $36.7 million of the Company's total operating income in the year ended 2002 and 2001, respectively.

Potential Fluctuations in Operating Results — Factors Routinely Affecting Results of Operations

The Company's mining operations are inherently subject to changing conditions that can affect levels of production and production costs at particular mines for varying lengths of time and can result in decreases in profitability. Weather conditions, equipment replacement or repair, fuel prices, fires, variations in coal seam thickness, amounts of overburden rock and other natural materials, and other geological conditions have had, and can be expected in the future to have, a significant impact on operating results. A prolonged disruption of production at any of the Company's principal mines, particularly its Mingo Logan operation in West Virginia or Black Thunder mine in Wyoming, would result in a decrease, which could be material, in the Company's revenues and profitability. Other factors affecting the production and sale of the Company's coal that could result in decreases in its profitability include: (i) expiration or termination of, or sales price redeterminations or suspension of deliveries under, coal supply agreements; (ii) disruption or increases in the cost of transportation services; (iii) changes in laws or regulations, including permitting requirements; (iv) litigation; (v) work stoppages or other labor difficulties; (vi) mine worker vacation schedules and related maintenance activities; and (vii) changes in coal market and general economic conditions.

Transportation

The coal industry depends on rail, trucking and barge transportation to deliver shipments of coal to customers, and transportation costs are a significant component of the total cost of supplying coal. Disruption of these transportation services could temporarily impair the Company's ability to supply coal to its customers. Increases in transportation costs, or changes in such costs relative to transportation costs for coal produced by its competitors or for other fuels, could have an adverse effect on the Company's business and results of operations.

Reserves — Title

The Company bases its reserve information on geological data assembled and analyzed by its staff which includes various engineers and geologists, and outside firms. The reserve estimates are annually updated to reflect production of coal from the reserves and new drilling or other data received. There are numerous uncertainties inherent in estimating quantities of recoverable reserves, including many factors beyond the control of the Company. Estimates of economically recoverable coal reserves and net cash flows necessarily depend upon a number of variable factors and assumptions, such as geological and mining conditions which may not be fully identified by available exploration data or may differ from experience in current operations, historical production from the area compared with production from other producing areas, the assumed effects of regulation by governmental agencies, and assumptions concerning coal prices, operating costs, severance and excise taxes, development costs, and reclamation costs, all of which may cause estimates to vary considerably from actual results.

For these reasons, estimates of the economically recoverable quantities attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of net cash flows expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially. Actual coal tonnage recovered from identified reserve areas or properties, and revenues and expenditures with respect to the Company's reserves, may vary from estimates, and such variances may be material. These estimates thus may not accurately reflect the Company's actual reserves.

The Company continually seeks to expand its operations and coal reserves in the regions in which it operates through acquisitions of businesses and assets. Acquisition transactions involve various inherent risks, such as assessing the value, strengths, weaknesses, contingent and other liabilities, and potential profitability of acquisition or other transaction candidates; the potential loss of key personnel of an acquired business; the ability to achieve identified operating and financial synergies anticipated to result from an acquisition or other transaction; and unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition or other transaction. Any one or more of these factors could impair the Company's ability to realize the benefits anticipated to result from the acquisition of businesses or assets.

A significant part of the Company's mining operations are conducted on properties leased by the Company. The loss of any lease could adversely affect the Company's ability to develop the associated reserves. Because title to most of the Company's leased properties and mineral rights is not usually verified until a commitment is made by the Company to develop a property, which may not occur until after the Company has obtained necessary permits and completed exploration of the property, the Company's right to mine certain of its reserves may be adversely affected if defects in title or boundaries exist. In order to obtain leases or mining contracts to conduct mining operations on property where these defects exist, the Company has had to, and may in the future have to, incur unanticipated costs. In addition, the Company may not be able to successfully negotiate new leases or mining contracts for properties containing additional reserves or maintain its leasehold interests in properties on which mining operations are not commenced during the term of the lease.

Certain Contractual Arrangements

The Company's affiliate, Arch Western Resources, LLC, is the owner of Company reserves and mining facilities in the western United States. The agreement under which Arch Western was formed provides that a subsidiary of the Company, as the managing member of Arch Western, generally has exclusive power and authority to conduct, manage and control the business of Arch Western. However, consent of BP Amoco, the other member of Arch Western, would generally be required in the event that Arch Western proposes to make a distribution, incur indebtedness, sell properties or merge or consolidate with any other entity if, at such time, Arch Western has a debt rating less favorable than specified ratings with Moody's Investors Service or Standard & Poor's or fails to meet specified indebtedness and interest ratios.

In connection with the Company's June 1, 1998 acquisition of Atlantic Richfield Company's ("ARCO") coal operations, the Company entered into an agreement under which it agreed to indemnify ARCO against specified tax liabilities in the event that these liabilities arise as a result of certain actions taken prior to June 1, 2013, including the sale or other disposition of certain properties of Arch Western, the repurchase of certain equity interests in Arch Western by Arch Western, or the reduction under certain circumstances of indebtedness incurred by Arch Western in connection with the acquisition. ARCO was acquired by BP Amoco in 2000. Depending on the time at which any such indemnification obligation were to arise, it could impact the Company's profitability for the period in which it arises.

The membership interests in Canyon Fuel, which operates three coal mines in Utah, are owned 65% by Arch Western and 35% by a subsidiary of ITOCHU Corporation of Japan. The agreement that governs the management and operations of Canyon Fuel provides for a management board to manage its business and affairs. Some major business decisions concerning Canyon Fuel require the vote of 70% of the membership interests and therefore limit the Company's ability to make these decisions. These decisions include admission of additional members; approval of annual business plans; the making of significant capital expenditures; sales of coal below specified prices; agreements between Canyon Fuel and any member; the institution or settlement of litigation; a material change in the nature of Canyon Fuel's business or a material acquisition; the sale or other disposition, including by merger, of assets other than in the ordinary course of business; incurrence of indebtedness; the entering into of leases; and the selection and removal of officers. The Canyon Fuel agreement also contains various restrictions on the transfer of membership interests in Canyon Fuel.

The Company's Amended and Restated Certificate of Incorporation requires the affirmative vote of the holders of at least two-thirds of outstanding common stock voting thereon to approve a merger or consolidation and certain other fundamental actions involving or affecting control of the Company. The Company's Bylaws require the affirmative vote of at least two-thirds of the members of the Board of Directors of the Company in order to declare dividends and to authorize certain other actions.

Critical Accounting Policies

The Company's financial statements are prepared in accordance with accounting principles that are generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses as well as the disclosure of contingent assets and liabilities. Management bases its estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. Additionally, these estimates and judgments are discussed with the Company's audit committee on a periodic basis. Actual results may differ from the estimates used under different assumptions or conditions. Note 1 to the Consolidated Financial Statements provides a description of all significant accounting policies. We believe that of these significant accounting policies, the following may involve a higher degree of judgment or complexity:

Accrued Reclamation and Mine Closure Costs

The federal Surface Mining Control and Reclamation Act of 1977 and similar state statutes require that mine property be restored in accordance with specified standards and an approved reclamation plan. Significant reclamation activities include reclaiming refuse and slurry ponds, reclaiming the pit and support acreage at surface mines, and sealing portals at deep mines. The Company accrues for the cost of final mine closure reclamation over the estimated useful mining life of the property. The Company determines the total amount to be accrued on a mine-by-mine basis based upon current permit requirements and various estimates and assumptions, including estimates of disturbed acreage, cost estimates, and assumptions regarding productivity. Estimates of disturbed acreage are determined based on engineering data. Cost estimates are based upon historical internal or third-party costs, depending on how the work is expected to be performed. Productivity assumptions are based on historical experience with the equipment that is expected to be utilized in the reclamation activities. On at least an annual basis, the Company reviews its entire reclamation liability and makes necessary adjustments for permit changes as granted by state authorities, additional costs resulting from accelerated mine closures, and revisions to cost estimates and productivity assumptions, to reflect current experience. At December 31, 2002 and 2001, the Company had recorded reclamation and mine closure liabilities of $137.7 million and $129.4 million, respectively. While the precise amount of these future costs cannot be determined with certainty, as of December 31, 2002, we estimate that the aggregate cost of final mine closure is approximately $292.2 million.

Effective January 1, 2003, the Company adopted FAS 143, *Accounting for Asset Retirement Obligations,* which significantly changes the way in which the Company accounts for its reclamation and mine closure liabilities. The statement requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost is capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. See further discussion regarding the impact of adoption of FAS 143 in Note 1 to the Consolidated Financial Statements.

Employee Benefit Plans

The Company has non-contributory defined benefit pension plans covering certain of its salaried and non-union hourly employees. Benefits are generally based on the employee's years of service and compensation. The Company funds the plans in an amount not less than the minimum statutory funding requirements nor more than the maximum amount that can be deducted for federal income tax purposes. The Company accounts for its defined benefit plans in accordance with FAS 87, *Employer's Accounting for Pensions,* which requires amounts recognized in the financial statements to be determined on an actuarial basis.

The Company also currently provides certain postretirement medical/life insurance coverage for eligible employees. Generally, covered employees who terminate employment after meeting eligibility requirements are eligible for postretirement coverage for themselves and their dependents. The salaried employee postretirement medical/life plans are contributory, with retiree contributions adjusted periodically, and contain other cost-sharing features such as deductibles and coinsurance. The postretirement medical plan for retirees who were members of the United Mine Workers of America ("UMWA") is not contributory. The Company's current funding policy is to fund the cost of all postretirement medical/life insurance benefits as they are paid. The Company accounts for its other postretirement benefits in accordance with FAS 106, *Employer's Accounting for Postretirement Benefits Other Than Pensions,* which requires amounts recognized in the financial statements to be determined on an actuarial basis.

Various actuarial assumptions are required to determine the amounts reported as obligations and costs related to the pension and postretirement benefit plans. These assumptions include the discount rate, future cost trend rates and future rates of return for pension plan assets. Each of these assumptions is discussed further below:

- The discount rate assumption reflects the rates available on high-quality fixed-income debt instruments at year end.
- Future cost trend rates include the rate of compensation increase for the pension obligation and the health care cost trend rate for other postretirement benefit obligations. The rate of compensation increase is determined based upon the Company's long-term plans for such increases. The health care cost trend rate is determined based upon the Company's own historical trends for health care costs as well as external data regarding such costs.
- Assumptions regarding future rates of return for pension plan assets are based on long-term historical actual return information for the mix of investments that comprise plan assets, and future estimates of long-term investment returns.

Due to changes in these and other assumptions, the Company expects that expenses in 2003 related to its pension and postretirement plans will increase by approximately $32 million as compared to expenses incurred in 2002.

Income Taxes

The Company records deferred tax assets and liabilities using enacted tax rates for the effect of temporary differences between the book and tax bases of assets and liabilities. A valuation allowance is recorded to reflect the expected future tax benefits to be realized. In determining the appropriate valuation allowance, the Company takes into account the level of expected future taxable income and available tax planning strategies. If future taxable income was lower than expected or if expected tax planning strategies were not available as anticipated, the Company may record additional valuation allowance through income tax expense in the period such determination was made.

REPORT OF INDEPENDENT AUDITORS

To the Stockholders and Board of Directors
Arch Coal, Inc.

We have audited the accompanying consolidated balance sheets of Arch Coal, Inc. and subsidiaries as of December 31, 2002 and 2001 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above (appearing on pages II-28 to II-59 of this annual report) present fairly, in all material respects, the consolidated financial position of Arch Coal, Inc. and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for derivatives and hedging activities effective January 1, 2001.


Ernst + Young LLP

ERNST & YOUNG LLP

St. Louis, Missouri
January 22, 2003

REPORT OF MANAGEMENT

The management of Arch Coal, Inc. is responsible for the preparation of the consolidated financial statements and related financial information in this annual report. The financial statements are prepared in accordance with accounting principles generally accepted in the United States and necessarily include some amounts that are based on management's informed estimates and judgments, with appropriate consideration given to materiality.

The Company maintains a system of internal accounting controls designed to provide reasonable assurance that financial records are reliable for purposes of preparing financial statements and that assets are properly accounted for and safeguarded. The concept of reasonable assurance is based on the recognition that the cost of a system of internal accounting controls should not exceed the value of the benefits derived. The Company has a professional staff of internal auditors who monitor compliance with and assess the effectiveness of the system of internal accounting controls.

The Audit Committee of the Board of Directors, composed of directors who are free from relationships that may impair their independence from Arch Coal, Inc., meets regularly with management, the internal auditors, and the independent auditors to discuss matters relating to financial reporting, internal accounting control, and the nature, extent and results of the audit effort. The independent auditors and internal auditors have full and free access to the Audit Committee, with and without management present.



STEVEN F. LEER
President and Chief Executive Officer



ROBERT J. MESSEY
Senior Vice President and Chief Financial Officer

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2002	2001	2000
	(In thousands of dollars except per share data)		
REVENUES			
Coal sales	$1,473,558	$1,403,370	$1,342,171
Income from equity investments	10,092	26,250	12,837
Other revenues	50,489	59,108	49,613
	1,534,139	1,488,728	1,404,621
COSTS AND EXPENSES			
Cost of coal sales	1,412,541	1,336,788	1,237,378
Selling, general and administrative expenses	40,019	43,834	38,887
Amortization of coal supply agreements	22,184	27,460	39,803
Other expenses	30,118	18,190	14,569
	1,504,862	1,426,272	1,330,637
Income from operations	29,277	62,456	73,984
Interest expense, net:			
Interest expense	(51,922)	(64,211)	(92,132)
Interest income	1,083	4,264	1,412
	(50,839)	(59,947)	(90,720)
Income (loss) before income taxes	(21,562)	2,509	(16,736)
Benefit from income taxes	(19,000)	(4,700)	(4,000)
NET INCOME (LOSS)	$ (2,562)	$ 7,209	$ (12,736)
Basic and diluted earnings (loss) per common share	$ (.05)	$ .15	$ (.33)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

	December 31,	
	2002	2001
	(In thousands of dollars except share data)	
ASSETS		
Current assets		
Cash and cash equivalents	$ 9,557	$ 6,890
Trade accounts receivable	135,903	149,956
Other receivables	30,927	32,303
Inventories	66,799	60,133
Prepaid royalties	4,971	1,997
Deferred income taxes	27,775	23,840
Other	15,781	14,337
Total current assets	291,713	289,456
Property, plant and equipment		
Coal lands and mineral rights	1,075,343	1,141,768
Plant and equipment	1,048,605	1,013,220
Deferred mine development	159,901	125,888
	2,283,849	2,280,876
Less accumulated depreciation, depletion and amortization	(998,881)	(884,090)
Property, plant and equipment, net	1,284,968	1,396,786
Other assets		
Prepaid royalties	51,078	35,216
Coal supply agreements	59,240	81,424
Deferred income taxes	221,116	195,411
Equity investments	231,551	170,686
Other	43,142	34,580
Total other assets	606,127	517,317
Total assets	$2,182,808	$2,203,559
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 113,527	$ 99,081
Accrued expenses	133,287	134,062
Current portion of debt	7,100	6,500
Total current liabilities	253,914	239,643
Long-term debt	740,242	767,355
Accrued postretirement benefits other than pension	324,539	326,098
Accrued reclamation and mine closure	130,097	123,761
Accrued workers' compensation	80,985	78,768
Accrued pension cost	—	22,539
Obligations under capital leases	—	8,210
Other noncurrent liabilities	118,168	66,443
Total liabilities	1,647,945	1,632,817
Stockholders' equity		
Common stock, $.01 par value, authorized 100,000,000 shares, issued 52,791,370 and 52,709,916 shares	527	527
Paid-in capital	835,763	835,427
Retained deficit	(253,943)	(239,336)
Less treasury stock, at cost, 357,200 shares	(5,047)	(5,047)
Accumulated other comprehensive loss	(42,437)	(20,829)
Total stockholders' equity	534,863	570,742
Total liabilities and stockholders' equity	$2,182,808	$2,203,559

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Three years ended December 31, 2002

	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Treasury Stock at Cost	Accumulated Other Comprehensive Loss	Total
	(In thousands of dollars except share and per share data)					
BALANCE AT JANUARY 1, 2000	$397	$473,335	$(213,466)	$(18,971)	$ —	$241,295
Net loss			(12,736)			(12,736)
Dividends paid ($.23 per share)			(8,778)			(8,778)
Issuance of 8,705 shares of common stock under the stock incentive plan		93				93
BALANCE AT DECEMBER 31, 2000	397	473,428	(234,980)	(18,971)	—	219,874
Comprehensive income						
Net income			7,209			7,209
Minimum pension liability adjustment					(2,851)	(2,851)
Unrealized losses on derivatives					(17,978)	(17,978)
Total comprehensive loss						(13,620)
Dividends paid ($.23 per share)			(11,565)			(11,565)
Issuance of 14,094,997 shares of common stock (including 1,541,146 shares held in treasury) pursuant to public offerings	126	353,088		18,971		372,185
Issuance of 441,732 shares of common stock under the stock incentive plan	4	8,911				8,915
Treasury stock purchases of 357,200 shares of common stock				(5,047)		(5,047)
BALANCE AT DECEMBER 31, 2001	527	835,427	(239,336)	(5,047)	(20,829)	570,742
Comprehensive income						
Net loss			(2,562)			(2,562)
Minimum pension liability adjustment					(16,416)	(16,416)
Unrealized losses on derivatives					(5,192)	(5,192)
Total comprehensive loss						(24,170)
Dividends paid ($.23 per share)			(12,045)			(12,045)
Issuance of 81,454 shares of common stock under the stock incentive plan		336				336
BALANCE AT DECEMBER 31, 2002	$527	$835,763	$(253,943)	$ (5,047)	$(42,437)	$534,863

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2002	2001	2000
	(In thousands of dollars)		
OPERATING ACTIVITIES			
Net income (loss)	$ (2,562)	$ 7,209	$ (12,736)
Adjustments to reconcile to cash provided by operating activities:			
Depreciation, depletion and amortization	174,752	177,504	201,512
Prepaid royalties expensed	8,503	7,274	7,322
Net gain on disposition of assets	(751)	(14,627)	(20,444)
Income from equity investments	(10,092)	(26,250)	(12,837)
Net distributions from equity investments	17,121	42,219	23,897
Changes in operating assets and liabilities	(6,181)	(38,535)	(29,420)
Other	(4,373)	(9,133)	(21,522)
Cash provided by operating activities	176,417	145,661	135,772
INVESTING ACTIVITIES			
Additions to property, plant and equipment	(137,089)	(123,414)	(115,080)
Proceeds from sale of units of Natural Resource Partners, LP	33,603	—	—
Proceeds from coal supply agreements	—	—	8,512
Additions to prepaid royalties	(27,339)	(24,725)	(25,774)
Proceeds from disposition of property, plant and equipment	2,522	18,930	24,846
Cash used in investing activities	(128,303)	(129,209)	(107,496)
FINANCING ACTIVITIES			
Payments on revolver and lines of credit	(26,513)	(241,940)	(30,198)
Net payments on term loans	—	(135,000)	—
Debt financing costs	(8,228)	—	—
Proceeds from sale and leaseback of equipment	9,213	—	13,352
Reductions of obligations under capital lease	(8,210)	(3,138)	—
Dividends paid	(12,045)	(11,565)	(8,778)
Proceeds from sale of common stock	336	381,100	93
Purchases of treasury stock	—	(5,047)	—
Cash used in financing activities	(45,447)	(15,590)	(25,531)
Increase in cash and cash equivalents	2,667	862	2,745
Cash and cash equivalents, beginning of year	6,890	6,028	3,283
Cash and cash equivalents, end of year	$ 9,557	$ 6,890	$ 6,028
SUPPLEMENTAL CASH FLOW INFORMATION:			
Cash paid during the year for interest	$ 51,695	$ 71,612	$ 85,339
Cash received during the year for income tax refunds	$ (3,115)	$ (5,548)	$ (1,316)

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars except per share data)

1. Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Arch Coal, Inc. and its subsidiaries (''the Company''), which operate in the coal mining industry. The Company operates one reportable segment: the production of steam and metallurgical coal from surface and deep mines throughout the United States, for sale to utility, industrial and export markets. The Company's mines are primarily located in the Central Appalachian and western regions of the United States. All subsidiaries (except as noted below) are wholly owned. Significant intercompany transactions and accounts have been eliminated in consolidation.

The Company's Wyoming, Colorado and Utah coal operations are included in a joint venture named Arch Western Resources, LLC (''Arch Western''). Arch Western is 99% owned by the Company and 1% owned by BP Amoco. The Company also acts as the managing member of Arch Western.

The membership interests in Canyon Fuel Company, LLC (''Canyon Fuel'') are owned 65% by the Company and 35% by a subsidiary of ITOCHU Corporation, a Japanese corporation. The agreement which governs the management and operations of Canyon Fuel provides for a Management Board to manage its business and affairs. Generally, the Management Board acts by affirmative vote of the representatives of the members holding more than 50% of the membership interests. However, significant participation rights require either the unanimous approval of the members or the approval of representatives of members holding more than 70% of the membership interests. Those matters which are considered significant participation rights include the following:

- approval of the annual business plan;
- approval of significant capital expenditures;
- approval of significant coal sales contracts;
- approval of the institution of, or the settlement of litigation;
- approval of incurrence of indebtedness;
- approval of significant mineral reserve leases;
- selection and removal of the CEO, CFO, or General Counsel;
- approval of any material change in the business of Canyon Fuel;
- approval of any disposition whether by sale, exchange, merger, consolidation, license or otherwise, and whether directly or indirectly, of all or any portion of the assets of Canyon Fuel other than in the ordinary course of business; and
- approval of request that a member provide additional services to Canyon Fuel.

The Canyon Fuel agreement also contains various restrictions on the transfer of membership interests in Canyon Fuel. As a result of these super-majority voting rights, the Company's 65% ownership of Canyon Fuel is accounted for on the equity method in the consolidated financial statements. Income from Canyon Fuel is reflected in the Consolidated Statements of Operations as income from equity investments. (See additional discussion in ''Investment in Canyon Fuel'' in Note 4.)

The Company owns 34% of the limited partnership units of Natural Resource Partners, LP (NRP) and 42.25% of the general partner interest. The Company's investment in NRP is accounted for on the equity method in the consolidated financial statements. (See additional discussion in ''Investment in Natural Resource Partners'' in Note 5.)

The Company's 17.5% partnership interest in Dominion Terminal Associates is accounted for on the equity method in the consolidated balance sheets. Allocable costs of the partnership for coal loading and storage are included in other expenses in the consolidated statements of operations.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents are stated at cost. Cash equivalents consist of highly liquid investments with an original maturity of three months or less when purchased.

Allowance for Uncollectible Receivables

The Company maintains allowances to reflect the expected uncollectability of its trade accounts receivable and other receivables based on past collection history, the economic environment and specified risks identified in the receivables portfolio. Allowances recorded at December 31, 2002 and 2001 were $3.9 million and $0.5 million, respectively.

Inventories

Inventories consist of the following:

	December 31,	
	2002	2001
Coal	$35,039	$28,165
Supplies, net of allowance	31,760	31,968
	$66,799	$60,133

Coal and supplies inventories are valued at the lower of average cost or market. Coal inventory costs include labor, supplies, equipment costs and operating overhead. The Company has recorded a valuation allowance for slow-moving and obsolete supplies inventories of $17.5 million and $16.6 million at December 31, 2002 and 2001, respectively.

Coal Acquisition Costs and Prepaid Royalties

Coal lease rights obtained through acquisitions are capitalized and amortized primarily by the units-of-production method over the estimated recoverable reserves. Amortization occurs either as the Company mines on the property or as others mine on the property through subleasing transactions.

Rights to leased coal lands are often acquired through royalty payments. Where royalty payments represent prepayments recoupable against production, they are capitalized, and amounts expected to be recouped within one year are classified as a current asset. As mining occurs on these leases, the prepayment is charged to cost of coal sales.

Coal Supply Agreements

Acquisition costs allocated to coal supply agreements (sales contracts) are capitalized and amortized on the basis of coal to be shipped over the term of the contract. Value is allocated to coal supply agreements based on discounted cash flows attributable to the difference between the above-market contract price and the then-prevailing market price. Accumulated amortization for sales contracts was $191.0 million and $198.6 million at December 31, 2002 and 2001, respectively.

Exploration Costs

Costs related to locating coal deposits and determining the economic mineability of such deposits are expensed as incurred.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Interest costs applicable to major asset additions are capitalized during the construction period. Expenditures which extend the useful lives of existing plant and equipment or increase the productivity of the asset are capitalized. Costs of purchasing rights to coal reserves and developing new mines, or significantly expanding the capacity of existing mines, are capitalized. These costs are amortized using the units-of-production method over the estimated recoverable reserves that are associated with the property being benefited. During 2002, all mineral reserves of the Company that are capitalized are being amortized on the units-of-production method through Company operations or through sublease transactions (for which the Company receives royalty revenue) except for a block of 197 million tons located adjacent to its Hobet 21 operations. The current value associated with this property is $178.7 million, which the Company plans to recover via mining operations in the future. Plant and equipment are depreciated principally on the straight-line method over the estimated useful lives of the assets, which range from three to 30 years except for preparation plants and loadouts. Preparation plants and loadouts are depreciated using the units-of-production method over the estimated recoverable reserves, subject to a minimum level of depreciation.

Leased property meeting certain criteria is capitalized and the present value of the related lease payments is recorded as a liability. Amortization of capitalized leased assets is computed on the straight-line method over the term of the lease.

Asset Impairment

If facts and circumstances suggest that a long-lived asset may be impaired, the carrying value is reviewed. If this review indicates that the value of the asset will not be recoverable, as determined based on projected undiscounted cash flows related to the asset over its remaining life, then the carrying value of the asset is reduced to its estimated fair value.

Revenue Recognition

Coal sales revenues include sales to customers of coal produced at Company operations and coal purchased from other companies. The Company recognizes revenue from coal sales at the time title passes to the customer. Transportation costs that are billed by the Company and reimbursed to the transportation provider are included in coal sales and cost of coal sales. Revenues from sources other than coal sales, including gains and losses from dispositions of long-term assets, are included in other revenues and are recognized as services are performed or otherwise earned.

Derivative Financial Instruments

The Company utilizes derivative financial instruments in the management of its interest rate and diesel fuel exposures. The Company does not use derivative financial instruments for trading or speculative purposes. The Company adopted Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("FAS 133"), on January 1, 2001. FAS 133 requires all derivative financial instruments to be reported on the balance sheet at fair value. Changes in fair value are recognized either in earnings or equity, depending on the nature of the underlying exposure being hedged and how effective the derivatives are at offsetting price movements in the underlying exposure. All of the Company's existing derivative positions, which consist of interest rate swaps and heating oil swaps, qualified for cash flow hedge accounting under FAS 133 and are deemed to be effective for the variable-rate debt and diesel fuel purchases being hedged. Prior to the adoption of FAS 133, the fair values of the swap agreements were not recognized in the financial statements. Gains and losses on terminations of swap agreements that qualify as cash flow hedges are deferred on the balance sheets (in other long-term liabilities) and amortized as an adjustment to expense over the remaining original term of the terminated swap agreement.

The Company evaluates all derivative instruments each quarter to determine that they are highly effective. Any ineffectiveness is recorded in the Consolidated Statements of Operations. Ineffectiveness for the year ended December 31, 2002 was $0.8 million and was recorded as a reduction of other expenses in the Consolidated Statements of Operations.

The Company enters into interest-rate swap agreements to modify the interest characteristics of outstanding Company debt. The swap agreements essentially convert variable-rate debt to fixed-rate debt. These agreements require the exchange of amounts based on variable interest rates for amounts based on fixed interest rates over the life of the agreement. The Company accrues amounts to be paid or received under interest-rate swap agreements over the lives of the agreements. Such amounts are recognized as adjustments to interest expense over the lives of agreements, thereby adjusting the effective interest rate on the Company's debt.

The Company enters into heating oil swaps to eliminate volatility in the price to purchase diesel fuel for its operations. The swap agreements essentially fix the price paid for diesel fuel by requiring the Company to pay a fixed heating oil price and receive a floating heating oil price. The changes in the floating heating oil price highly correlate to changes in diesel fuel costs.

The Company recorded the fair value of the derivative financial instruments on the balance sheet as an "other non-current liability" and recorded the unrealized loss, net of tax, in "accumulated other comprehensive loss." The adoption of FAS 133 had no impact on the Company's results of operations or cash flows.

Income Taxes

Deferred income taxes are based on temporary differences between the financial statement and tax basis of assets and liabilities existing at each balance sheet date using enacted tax rates for years during which taxes are expected to be paid or recovered.

Stock-Based Compensation

These financial statements include the disclosure requirements of Financial Accounting Standards Board Statement No. 123, *Accounting for Stock-Based Compensation* ("FAS 123"), as amended by Statement of Financial Accounting Standards No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure* ("FAS 148"). With respect to accounting for its stock options, as permitted under FAS 123, the Company has retained the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 ("APB 25"), *Accounting for Stock Issued to Employees,* and related Interpretations. Had compensation expense for stock option grants been determined based on the fair value at the grant dates consistent with the method of FAS 123, the Company's net income (loss) and earnings (loss) per common share would have been changed to the pro forma amounts as indicated in the following table:

	Year Ended December 31		
	2002	2001	2000
As reported			
Net income (loss) (in millions)	$ (2.6)	$7.2	$(12.7)
Basic and diluted earnings (loss) per share	(.05)	.15	(.33)
Pro forma (unaudited)			
Net income (loss) (in millions)	$(11.1)	$3.4	$(14.1)
Basic and diluted earnings (loss) per share	(0.21)	.07	(.37)

Accounting Development

Effective January 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 143, *Accounting for Asset Retirement Obligations ("FAS 143").* The Statement requires legal obligations associated with the retirement of long-lived assets to be recognized at fair value at the time the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. The Company anticipates that application of the new rules will result in a cumulative effect of adoption ranging from zero to a gain of $2 million, net of income taxes, in 2003.

In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45, *Guarantors' Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.* The disclosure requirements of the interpretation are included in Note 20, "Commitments and Contingencies."

In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, *Consolidation of Variable Interest Entities.* The interpretation clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain types of entities. The Company does not expect the adoption of this interpretation to have a material impact on its financial statements.

2. Changes in Estimates and Other Non-Recurring Revenues and Expenses

During the year ended December 31, 2002, the Company settled certain coal contracts with a customer that was partially unwinding its coal supply position and desired to buy out of the remaining terms of those contracts. The settlements resulted in a pre-tax gain of $5.6 million, which was recognized in other revenues in the Consolidated Statements of Operations.

The Company recognized a pre-tax gain of $4.6 million during the year ended December 31, 2002 as a result of a workers' compensation premium adjustment refund from the State of West Virginia. During 1998, the Company entered into the West Virginia workers' compensation plan at one of its subsidiary operations. The subsidiary paid standard base rates until the West Virginia Division of Workers' Compensation could determine the actual rates based on claims experience. Upon review, the Division of Workers' Compensation refunded $4.6 million in premiums, which was recognized as an adjustment to cost of coal sales in the Consolidated Statements of Operations.

During the year ended December 31, 2002, the Company was notified by the Bureau of Land Management ("BLM") that it would receive a royalty rate reduction for certain tons mined at its West Elk location. The rate reduction applies to a specified number of tons beginning October 1, 2001 and ending no later than October 1, 2005. The retroactive portion of the refund totaled $3.3 million and has been recognized in 2002 as a reduction of cost of coal sales in the Consolidated Statements of Operations. Additionally, Canyon Fuel was notified by the BLM that it would receive a royalty rate reduction for certain tons mined at its Skyline mine. The rate reduction applies to certain tons mined from September 1, 2001 through September 1, 2006. The Company's portion of the retroactive refund was $1.1 million, and is reflected in 2002 as income from equity investments in the Consolidated Statements of Operations.

The Company's operating results for the year ended December 31, 2001, reflect a $9.4 million insurance settlement as part of the Company's coverage under its property and business interruption policy. The insurance settlement represents the final settlement for losses incurred at the West Elk mine in Gunnison County, Colorado, which was idled from January 28, 2000 to July 12, 2000 following the detection of combustion-related gases. The results for the year ended December 31, 2000, reflect $31.0 million in partial insurance settlements associated with this event.

During the year ended December 31, 2001, the Company reduced its reclamation liability resulting in a pre-tax gain of $7.5 million, of which $5.6 million was the result of permit revisions and the ultimate sale of the surface rights at its idle mine properties in Illinois, and $1.9 million was a result of estimate changes. Also, as a result of permit revisions at the idle mine properties in Illinois during the year ended December 31, 2000, the Company reduced its reclamation liability, resulting in a pre-tax gain of $7.8 million.

During the year ended December 31, 2001, as a result of progress in processing claims associated with the recovery of certain previously paid excise taxes on export sales, the Company recognized a pre-tax gain of $4.6 million. Of the $4.6 million recognized, $3.1 million represents the interest component of the claim and was recorded as interest income. The gain stems from an IRS notice during the second quarter of 2000 outlining the procedures for obtaining tax refunds on black lung excise taxes paid by the industry on export sales. The notice was the result of a 1998 federal district court decision that found such taxes to be unconstitutional. The Company recorded $12.7 million of pre-tax income related to these excise tax recoveries during the year ended December 31, 2000.

During the year ended December 31, 2001, the Company received a state tax credit covering prior periods that resulted in a pre-tax gain of $7.4 million. As a result of several litigation settlements, the Company increased its litigation reserve during 2001, resulting in a pre-tax decrease in income of $5.6 million. The Company also increased its stock-based benefit program accruals for awards that met minimum performance levels to qualify for a payout. This resulted in a decrease in pre-tax income of $4.1 million during the year ended December 31, 2001. During 2001, Canyon Fuel, the Company's equity method investment, recognized recoveries of previously paid property taxes. The Company's share of these recoveries was $2.6 million and is reflected in income from equity investment on the Consolidated Statements of Operations for the year ending December 31, 2001. The Company recognized a $13.5 million pre-tax gain in 2001 and a $12.1 million pre-tax gain in 2000 primarily as a result of selling land.

In 2000, as a result of adjustments to employee postretirement medical benefits, the Company recognized $9.8 million of pre-tax curtailment gains resulting from previously unrecognized postretirement benefit changes which occurred from plan amendments in previous years. The Company also settled certain workers' compensation liabilities during 2000 with the state of West Virginia, resulting in pre-tax gains of $21.8 million. This was partially offset in 2000 by adjustments to other workers' compensation liabilities resulting from changes in estimates which caused increases to the liability of $13.5 million.

3. Other Comprehensive Income

Other comprehensive income items under FAS 130, *Reporting Comprehensive Income,* are transactions recorded in stockholders' equity during the year, excluding net income and transactions with stockholders. Following are the items included in other comprehensive income (loss) and the related tax effects:

	Financial Derivatives	Minimum Pension Liability Adjustments	Accumulated Other Comprehensive Loss
Adoption (January 1, 2001)			
Pre-tax amount	$ (7,910)	$ —	$ (7,910)
Tax benefit	3,085	—	3,085
Net amount	(4,825)	—	(4,825)
2001			
Pre-tax amount	(21,562)	(4,673)	(26,235)
Tax benefit	8,409	1,822	10,231
Net amount	(13,153)	(2,851)	(16,004)
Total 2001			
Pre-tax amount	(29,472)	(4,673)	(34,145)
Tax benefit	11,494	1,822	13,316
Balance December 31, 2001	(17,978)	(2,851)	(20,829)
2002 activity			
Pre-tax amount	(8,512)	(26,912)	(35,424)
Tax benefit	3,320	10,496	13,816
Net amount	(5,192)	(16,416)	(21,608)
Balance December 31, 2002	$(23,170)	$(19,267)	$(42,437)

4. Investment in Canyon Fuel

The following tables present unaudited, summarized financial information for Canyon Fuel, which is accounted for on the equity method.

Condensed Income Statement Information

	Year Ended December 31,		
	2002	2001	2000
Revenues	$250,325	$301,909	$259,101
Total costs and expenses	249,325	275,883	243,226
Net income	$ 1,000	$ 26,026	$ 15,875
65% of Canyon Fuel net income	$ 650	$ 16,917	$ 10,319
Effect of purchase adjustments	7,124	9,333	2,518
Arch Coal's income from its equity investment in Canyon Fuel	$ 7,774	$ 26,250	$ 12,837

Condensed Balance Sheet Information

	December 31, 2002			
	Canyon Fuel Basis	Arch Ownership of Canyon Fuel Basis	Arch Purchase Adjustments	Arch Basis
Current assets	$ 64,365	$ 41,837	$ (2,493)	$ 39,344
Noncurrent assets	346,530	225,245	(68,357)	156,888
Current liabilities	30,221	19,644	—	19,644
Noncurrent liabilities	25,135	16,338	(537)	15,801
Members' equity	$355,539	$231,100	$(70,313)	$160,787

	December 31, 2001			
	Canyon Fuel Basis	Arch Ownership of Canyon Fuel Basis	Arch Purchase Adjustments	Arch Basis
Current assets	$ 73,184	$ 47,570	$ (2,493)	$ 45,077
Noncurrent assets	362,124	235,381	(76,018)	159,363
Current liabilities	29,530	19,195	—	19,195
Noncurrent liabilities	24,051	15,632	(1,073)	14,559
Members' equity	$381,727	$248,124	$(77,438)	$170,686

The Company's income from its equity investment in Canyon Fuel represents 65% of Canyon Fuel's net income after adjusting for the effect of purchase adjustments related to its investment in Canyon Fuel. The Company's investment in Canyon Fuel reflects purchase adjustments primarily related to the reduction in amounts assigned to sales contracts, mineral reserves and other property, plant and equipment. The purchase adjustments are amortized consistent with the underlying assets of the joint venture. During 2001, in accordance with FAS 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,* Canyon Fuel wrote off its investment in LAXT, a coal terminal located in Los Angeles, resulting in a charge of $10.1 million. The Company did not value LAXT in its Canyon Fuel purchase allocation and, therefore, there was no impact of the charge on the Company's financial position.

5. Investment in Natural Resource Partners, L.P.

During 2002, the Company contributed 454 million tons of coal reserves with a net book value of $84.9 million to Natural Resource Partners L.P. in exchange for 4.8 million of NRP's common limited partnership units, 4.8 million of NRP's subordinated limited partnership units, and 42.25% of NRP's general partner interest. Concurrent with the contribution, the Company entered into various leases with NRP for the right to mine approximately 57 million tons of the contributed reserves. No gain was recorded at the time of the contribution of the reserves and formation of NRP. The excess of the Company's percentage ownership of NRP's partners' equity over the Company's historical basis in the assets contributed to NRP (approximately $37.2 million at December 31, 2002) is being recognized as income from equity investment over the expected life of the reserves contributed to NRP.

On October 17, 2002, the Company sold 1.9 million of its common limited partner units in a public offering for proceeds of $33.6 million. The gain on the sale of approximately $15.6 million was deferred and will be recognized over the term of the Company's lease with NRP. After the sale, the Company's remaining ownership interest in NRP is approximately 34% of NRP's total partners' equity.

As of December 31, 2002, the unit price for NRP's common limited partnership units was $20.70. Based on this market price, the market value of the Company's investment is approximately $159.2 million.

Income from the Company's equity investment in NRP represents the Company's share of NRP's earnings for the period from October 17, 2002 (the formation of NRP) through November 30, 2002. Financial information for NRP through December 31, 2002 was not available at the time that the Company released its financial results. As such, the Company will account for income from its investment in NRP on a one-month lag.

Summarized financial information for NRP as of December 31, 2002 and for the period from October 17, 2002 through December 31, 2002 is as follows (in thousands):

Results of Operations	
Revenues	$ 13,893
Income from operations	6,615
Net Income	6,415
Financial Position	
Total assets	$392,719
Total liabilities	74,085
Partners' equity	318,634
Amounts recorded by the Company	
Equity investment in NRP	$ 70,764
Income from equity investment in NRP	2,318

6. Accrued Expenses

Accrued expenses included in current liabilities consist of the following:

	December 31,	
	2002	2001
Payroll and related benefits	$ 25,823	$ 21,620
Taxes other than income taxes	48,716	49,187
Postretirement benefits other than pension	24,090	22,526
Workers' compensation	9,497	9,907
Interest	5,904	5,676
Reclamation and mine closure	7,636	5,667
Other accrued expenses	11,621	19,479
	$133,287	$134,062

7. Income Taxes

Significant components of the provision (benefit) for income taxes are as follows:

	December 31,		
	2002	2001	2000
Current:			
Federal	$(21,646)	$(4,360)	$(4,882)
State	—	—	—
Total current	(21,646)	(4,360)	(4,882)
Deferred:			
Federal	5,788	1,301	3,067
State	(3,142)	(1,641)	(2,185)
Total deferred	2,646	(340)	882
	$(19,000)	$(4,700)	$(4,000)

A reconciliation of the statutory federal income tax expense (benefit) on the Company's pretax income (loss) to the actual provision (benefit) for income taxes follows:

	December 31,		
	2002	2001	2000
Income tax expense (benefit) at statutory rate	$ (7,547)	$ 943	$(5,858)
Percentage depletion allowance	(21,366)	(7,561)	(9,063)
State taxes, net of effect of federal taxes	(4,585)	(1,067)	(1,797)
Change in valuation allowance	25,880	1,863	5,515
AMT credits adjustment due to IRS exam	—	—	6,704
Favorable tax settlement	(10,506)	—	—
Other, net	(876)	1,122	499
	$(19,000)	$(4,700)	$(4,000)

During 2002, the Company received notice from the IRS that it will receive tax refunds of $3.6 million as a result of proposed adjustments to tax years 1997 and 1998. In addition, carryover adjustments have been allowed which will reduce the Company's 1999 and 2000 taxes paid by an additional $5.3 million. These favorable adjustments are primarily the result of revisions in the tax treatment of acquisitions made during the audit years. Tax refunds for 1999 and 2000 will not be realized until audits of those years have been completed.

During 2000, the Company received notice from the IRS of their proposed adjustments for tax years 1995 and 1996. The Company paid $4.7 million during the first quarter of 2001, which was charged against previously recorded reserves to partially settle the audit. During 2002, the Company settled the remaining portion of the audit by paying $0.6 million and receiving $0.6 million of additional AMT credits.

Management believes that the Company has adequately provided for any income taxes and interest which may ultimately be paid with respect to all open tax years.

Significant components of the Company's deferred tax assets and liabilities that result from carryforwards and temporary differences between the financial statement basis and tax basis of assets and liabilities are summarized as follows:

	December 31, 2002	December 31, 2001
Deferred tax assets:		
Postretirement benefits other than pension	$ 134,957	$ 134,708
Alternative minimum tax credit carryforward	102,336	88,508
Workers' compensation	34,119	30,643
Reclamation and mine closure	22,455	20,747
Net operating loss carryforwards	61,388	28,121
Plant and equipment	3,895	1,541
Advance royalties	14,924	20,020
Other comprehensive income	27,131	13,316
Other	32,549	41,595
Gross deferred tax assets	433,754	379,199
Valuation allowance	(145,603)	(119,723)
Total deferred tax assets	288,151	259,476
Deferred tax liabilities:		
Leases	4,275	5,172
Coal supply agreements	5,226	3,804
Other	29,759	31,249
Total deferred tax liabilities	39,260	40,225
Net deferred tax asset	248,891	219,251
Less current asset	27,775	23,840
Long-term deferred tax asset	$ 221,116	$ 195,411

The Company has a net operating loss carryforward for regular income tax purposes of $61.4 million which will expire in the years 2007 to 2022. The Company has an alternative minimum tax credit carryforward of $102.3 million, which may carry forward indefinitely to offset future regular tax in excess of alternative minimum tax.

The Company has recorded a valuation allowance for a portion of its deferred tax assets that management believes, more likely than not, will not be realized. These deferred tax assets include a portion of the alternative minimum tax credits and some of the deductible temporary differences that will likely not be realized at the maximum effective tax rate. Such valuation allowance consisted of the following components at December 31 on the years indicated:

	2002	2001
Unrealized future deductible temporary differences	$102,367	$ 78,744
Unutilized alternative minimum tax credits	43,236	40,979
Valuation Allowance at December 31	$145,603	$119,723

8. Debt and Financing Arrangements

Debt consists of the following:

	December 31,	
	2002	2001
Indebtedness to banks under lines of credit (weighted average rate at December 31, 2001 — 2.88%)	$ —	$ 13,500
Indebtedness to banks under revolving credit agreement, expiring April 18, 2007 (weighted average rate at December 31, 2002 — 3.18%; December 31, 2001 — 2.87%)	65,000	80,000
Variable rate non-amortizing term loan due April 18, 2007 (weighted average rate at December 31, 2002 — 4.37%)	150,000	—
Variable rate non-amortizing term loan due April 18, 2008 (weighted average rate at December 31, 2002 — 4.60%)	525,000	—
Variable rate non-amortizing term loan due May 31, 2003 (weighted average rate at December 31, 2001 — 3.25%)	—	675,000
Other	7,342	5,355
	747,342	773,855
Less current portion	7,100	6,500
Long-term debt	$740,242	$767,355

On April 18, 2002, the Company and Arch Western completed a refinancing of their existing credit facilities. The new credit facilities include five- and six-year non-amortizing term loans totaling $675.0 million at Arch Western and a five-year revolving credit facility totaling $350.0 million for the Company. The five-year non-amortizing term loan at Arch Western is for $150.0 million and the six-year non-amortizing term loan is for $525.0 million. The rate of interest on borrowings under both of the credit facilities is a floating rate based on LIBOR. The Company's credit facility is secured by ownership interests in substantially all of its subsidiaries, except its ownership interests in Arch Western and its subsidiaries. The Arch Western credit facility is secured by its ownership interests in substantially all of its subsidiaries, but is not guaranteed by the Company. At December 31, 2002, the Company had $42.6 million in letters of credit outstanding which, when combined with outstanding borrowings under the revolver, resulted in $242.4 million of unused borrowings under the revolver. Financial covenant requirements may restrict the amount of unused capacity available to the Company for borrowings and letters of credit. The Company also periodically establishes uncommitted lines of credit with banks. These agreements generally provide for short-term borrowings at market rates. At December 31, 2002, there were $20.0 million of such agreements in effect, of which none were outstanding. Aggregate required maturities of debt are $7.1 million in 2003, $0.2 million in 2004, none in 2005 and 2006, $215.0 million in 2007 and $525.0 million thereafter.

Terms of the Company's credit facilities and leases contain financial and other covenants that limit the ability of the Company to, among other things, effect acquisitions or dispositions and borrow additional funds and require the Company to, among other things, maintain various financial ratios and comply with various other financial covenants. In addition, the covenants require the pledging of assets to collateralize the term loans and the Company's revolving credit facility. The assets pledged include equity interests in wholly-owned subsidiaries, certain real property interests, accounts receivable and inventory of the Company. Failure by the Company to comply with such covenants could result in an event of default, which, if not cured or waived, could have a material adverse effect on the Company. The Company was in compliance with these financial covenants at December 31, 2002.

The Company enters into interest-rate swap agreements to modify the interest characteristics of the Company's outstanding debt. At December 31, 2002, the Company had interest-rate swap agreements having a total notional value of $525.0 million, including $250.0 million for which the fixed rate becomes effective as of October 2003. These swap agreements are used to convert variable-rate debt to fixed-rate debt. Under these swap agreements, the Company pays a weighted-average fixed rate of 5.74% (before the credit spread over LIBOR) and is receiving a weighted-average variable rate based upon 30-day and 90-day LIBOR. At December 31, 2002, the remaining terms of the swap agreements ranged from 32 to 57 months.

9. Fair Values of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts approximate fair value.

Debt: The carrying amounts of the Company's borrowings under its revolving credit agreement, lines of credit, variable-rate term loans and other long-term debt approximate their fair value.

Interest rate swaps: The fair values of interest rate swaps are based on quoted prices, which reflect the present value of the difference between estimated future amounts to be paid and received. At December 31, 2002 and 2001 the fair value of these swaps are liabilities of $37.4 million and $24.6 million, respectively.

Heating oil swaps: The fair values of heating oil swaps are based on quoted prices. The fair value of these swaps are an asset of $0.3 million at December 31, 2002 and a liability of $2.7 million at December 31, 2001.

10. Accrued Workers' Compensation

The Company is liable under the federal Mine Safety and Health Act of 1977, as amended, to provide for pneumoconiosis (black lung) benefits to eligible employees, former employees, and dependents with respect to claims filed by such persons on or after July 1, 1973. The Company is also liable under various states' statutes for black lung benefits. The Company currently provides for federal and state claims principally through a self-insurance program. Charges are being made to operations as determined by independent actuaries, at the present value of the actuarially computed present and future liabilities for such benefits over the employees' applicable years of service. In addition, the Company is liable for workers' compensation benefits for traumatic injuries which are accrued as injuries are incurred. Workers' compensation costs (credits) include the following components:

	2002	2001	2000
Self-insured black lung benefits:			
Service cost	$ 916	$ 1,090	$ 1,273
Interest cost	3,060	2,777	3,620
Net amortization and deferral	(639)	(1,537)	(1,486)
	3,337	2,330	3,407
Other workers' compensation benefits	9,038	12,221	6,942
	$12,375	$14,551	$10,349

Payments for workers' compensation were $9.9 million, $14.5 million and $23.2 million in the years ended December 31, 2002, 2001, and 2000, respectively. The actuarial assumptions used in the determination of black lung benefits included a discount rate of 7.00% as of December 31, 2002 (7.50% and 7.75% as of December 31, 2001 and 2000, respectively) and a black lung benefit cost escalation rate of 4% in each year. As discussed in Note 2, the Company recognized a pre-tax gain of $4.6 million in 2002 as a result of a workers' compensation premium adjustment refund from the State of West Virginia.

In 2000, the Company settled several of its mining operations' self-insured workers' compensation and black lung liabilities with the State of West Virginia resulting in pre-tax gains of $21.8 million. This was partially offset in 2000 by adjustments to other workers' compensation liabilities resulting from changes in estimates which caused increases to the liability of $13.5 million. The net workers' compensation adjustment was a pre-tax gain of $8.3 million.

Summarized below is information about the amounts recognized in the consolidated balance sheets for workers' compensation benefits:

	December 31,	
	2002	2001
Actuarial present value for self-insured black lung:		
Benefits contractually recoverable from others	$ 1,230	$ 1,942
Benefits for Company employees	45,626	37,862
Accumulated black lung benefit obligation	46,856	39,804
Unrecognized net gain (loss)	(680)	5,145
	46,176	44,949
Traumatic and other workers' compensation	44,306	43,726
Accrued workers' compensation	90,482	88,675
Less amount included in accrued expenses	9,497	9,907
	$80,985	$78,768

Receivables related to benefits contractually recoverable from others of $1.2 million in 2002 and $1.9 million in 2001 are recorded in other long-term assets.

11. Accrued Reclamation and Mine Closing Costs

The federal Surface Mining Control and Reclamation Act of 1977 and similar state statutes require that mine property be restored in accordance with specified standards and an approved reclamation plan. The Company accrues for the costs of final mine closure reclamation over the estimated useful mining life of the property. These costs relate to reclaiming the pit and support acreage at surface mines and sealing portals at deep mines. Other costs of final mine closure common to both types of mining are related to reclaiming refuse and slurry ponds. The Company also accrues for significant reclamation that is completed during the mining process prior to final mine closure. The establishment of the final mine closure reclamation liability and the other ongoing reclamation liability is based upon permit requirements and requires various estimates and assumptions, principally associated with costs and productivities. The Company accrued $11.9 million, $10.8 million and $10.4 million in 2002, 2001 and 2000, respectively, for current and final mine closure reclamation, excluding reclamation recosting adjustments identified below. Cash payments for final mine closure reclamation and current disturbances approximated $3.9 million, $8.7 million and $18.2 million for 2002, 2001 and 2000, respectively. Periodically, the Company reviews its entire environmental liability and makes necessary adjustments for permit changes as granted by state authorities, additional costs resulting from accelerated mine closures, and revisions to costs and productivities, to reflect current experience. These recosting adjustments are recorded in cost of coal sales. Adjustments included a net increase in the liability of $0.1 million in 2002 and a net decrease in the liability of $7.5 million and $9.2 million in 2001 and 2000, respectively. The Company's management believes it is making adequate provisions for all expected reclamation and other costs associated with mine closures.

As discussed in Note 1, in 2003, the Company will begin accounting for its final mine closure reclamation liabilities in accordance with FAS 143.

12. Employee Benefit Plans

Defined Benefit Pension and Other Postretirement Benefit Plans

The Company has non-contributory defined benefit pension plans covering certain of its salaried and non-union hourly employees. Benefits are generally based on the employee's years of service and compensation. The Company funds the plans in an amount not less than the minimum statutory funding requirements nor more than the maximum amount that can be deducted for federal income tax purposes.

The Company also currently provides certain postretirement medical/life insurance coverage for eligible employees. Generally, covered employees who terminate employment after meeting eligibility requirements are eligible for postretirement coverage for themselves and their dependents. The salaried employee postretirement medical/life plans are contributory, with retiree contributions adjusted periodically, and contain other cost-sharing features such as deductibles and coinsurance. The postretirement medical plan for retirees who were members of the United Mine Workers of America ("UMWA") is not contributory. The Company's current funding policy is to fund the cost of all postretirement medical/life insurance benefits as they are paid. Summaries of the changes in the benefit obligations, plan assets (primarily listed stocks and debt securities) and funded status of the plans are as follows:

	Pension benefits		Other postretirement benefits	
	2002	2001	2002	2001
	(In thousands)			
CHANGE IN BENEFIT OBLIGATIONS				
Benefit obligations at January 1	$155,633	$139,064	$ 337,805	$299,432
Service cost	8,031	7,542	2,903	2,028
Interest cost	11,268	10,472	24,265	23,623
Benefits paid	(10,703)	(10,390)	(23,992)	(22,846)
Plan amendments	—	(11)	—	—
Other-primarily actuarial (gain) loss	2,578	8,956	111,495	35,568
Benefit obligations at December 31	$166,807	$155,633	$ 452,476	$337,805
CHANGE IN PLAN ASSETS				
Value of plan assets at January 1	$119,889	$138,864	$ —	$ —
Actual return on plan assets	(12,806)	(9,254)	—	—
Employer contributions	19,215	669	23,992	22,846
Benefits paid	(10,703)	(10,390)	(23,992)	(22,846)
Value of plan assets at December 31	$115,595	$119,889	$ —	$ —
FUNDED STATUS OF THE PLANS				
Accumulated obligations less plan assets	$ 51,212	$ 35,744	$ 452,476	$337,805
Unrecognized actuarial gain (loss)	(42,305)	(14,743)	(112,115)	413
Unrecognized net transition asset	94	293	—	—
Unrecognized prior service gain	1,413	1,656	8,268	10,406
Net liability recognized	$ 10,414	$ 22,950	$ 348,629	$348,624

	Pension benefits		Other postretirement benefits	
	2002	2001	2002	2001
	(In thousands)			
BALANCE SHEET AMOUNTS				
Intangible asset (Other assets)	$ (627)	$ (741)	$ —	$ —
Minimum pension liability adjustment (Other noncurrent liabilities)	(29,929)	(2,758)	—	—
Accrued benefit liabilities	40,970	26,449	348,629	348,624
Net liability recognized	10,414	22,950	348,629	348,624
Less current portion	10,414	411	24,090	22,526
Long term liability	$ —	$ 22,539	$ 324,539	$326,098

Other Postretirement Benefits

The actuarial loss generated in 2002 resulted from: changes in expected claims experience, an increase in the expected health care cost trend rate, and a reduction in the discount rate.

The actuarial loss generated in 2001 resulted from: changes in demographic information, a reduction in the discount rate and changes in mine life assumptions.

Pension Benefits

The actuarial losses in the 2002 and 2001 pension benefit obligation resulted from changes in plan assumptions. The decrease in funded status in year 2002 resulted from decreased earnings on plan assets during the year, which also contributed to the increase in the unrecognized actuarial loss as compared to the prior year.

The following table provides the assumptions used to develop net periodic benefit cost and the actuarial present value of projected benefit obligations.

	Pension benefits		Other postretirement benefits	
December 31,	2002	2001	2002	2001
Weighted Average Assumptions Discount rate	7.00%	7.50%	7.00%	7.50%
Rate of compensation increase	4.25%	4.50%	N/A	N/A
Expected return on plan assets	9.00%	9.00%	N/A	N/A

In determining the other postretirement benefit obligation at December 31, 2002, a 7.50% annual rate of increase in the cost of health care benefits is assumed for 2003. This rate gradually decreases to 5.00% in 2008 and remains at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rate by one percentage point each year would increase the accumulated postretirement obligation as of December 31, 2002 by $54.5 million, or 12.0%, and the net periodic postretirement benefit cost for 2002 by $3.9 million, or 16.3%.

The following table details the components of pension and other postretirement benefit costs.

	Pension benefits			Other postretirement benefits		
Year Ended December 31,	2002	2001	2000	2002	2001	2000
	(In thousands)					
Service cost	$ 8,031	$ 7,542	$ 6,817	$ 2,903	$ 2,028	$ 1,901
Interest cost	11,268	10,472	9,546	24,265	23,623	24,416
Expected return on plan assets*	(12,336)	(11,517)	(10,915)	—	—	—
Other amortization and deferral	(284)	(2,363)	(3,047)	(3,171)	(7,473)	(5,382)
Curtailments	—	—	—	—	—	(9,756)
	$ 6,679	$ 4,134	$ 2,401	$23,997	$18,178	$11,179

* The Company does not fund its other postretirement liabilities.

In 2000, the Company amended its postretirement medical/life insurance plan to change eligibility requirements to 10 years of service after reaching age 45 for salaried and non-union hourly participants. This change triggered a curtailment that resulted in the recognition of $9.8 million in previously unrecognized prior service gains.

Multi-employer Pension and Benefit Plans

Under the labor contract with the United Mine Workers of America ("UMWA"), the Company made no payments in 2002 and 2001 and payments of $0.1 million in 2000 into a multi-employer defined benefit pension plan trust established for the benefit of union employees. Payments are based on hours worked and are expensed as hours are incurred. Under the Multi-employer Pension Plan Amendments Act of 1980, a contributor to a multi-employer pension plan may be liable, under certain circumstances, for its proportionate share of the plan's unfunded vested benefits (withdrawal liability). At December 31, 2002, the Company has estimated its share of such amounts to be $35.6 million. The Company is not aware of any circumstances that would require it to reflect its share of unfunded vested pension benefits in its financial statements. At December 31, 2002, approximately 16% of the Company's workforce was represented by the UMWA. In December 2001, a new UMWA collective bargaining agreement was approved, replacing the previous agreement which was set to expire on December 31, 2002. The new agreement is effective through December 31, 2006.

The Coal Industry Retiree Health Benefit Act of 1992 ("Benefit Act") provides for the funding of medical and death benefits for certain retired members of the UMWA through premiums to be paid by assigned operators (former employers), transfers of monies in 1993 and 1994 from an overfunded pension trust established for the benefit of retired UMWA members, and transfers from the Abandoned Mine Lands Fund (funded by a federal tax on coal production) commencing in 1995. The Company treats its obligation under the Benefit Act as a participation in a multi-employer plan and records expense as premiums are paid. The Company recorded expense of $3.2 million in 2002, $3.0 million in 2001, and $3.3 million in 2000 for premiums pursuant to the Benefit Act.

Other Plans

The Company sponsors savings plans which were established to assist eligible employees in providing for their future retirement needs. The Company's contributions to the plans were $8.4 million in 2002, $8.1 million in 2001, and $8.0 million in 2000.

13. Capital Stock

On February 22, 2001, the Company completed a public offering of 9,927,765 shares of common stock, including the remaining 4,756,968 shares held by its then largest stockholder, and 5,170,797 primary and treasury shares issued directly by the Company. The proceeds realized by the Company from the transaction of $92.9 million after the underwriters' discount and expenses, were used to pay down debt.

On April 12, 2001, the Company filed a Universal Shelf Registration Statement on Form S-3 with the Securities and Exchange Commission. The Universal Shelf allows the Company to offer, from time to time, an aggregate of up to $750 million in debt securities, preferred stock, depositary shares, common stock and related rights and warrants.

On May 8, 2001, the Company utilized its Universal Shelf and completed a public offering of 8,500,000 primary shares of common stock. On May 16, 2001, the underwriters involved in the offering purchased an additional 424,200 shares pursuant to an over-allotment option granted by the Company in connection with the May 8, 2001 offering. The proceeds realized from these transactions after the underwriting discount and expenses were $279.3 million. These proceeds were used to pay down debt.

On January 31, 2003, the Company utilized its Universal Shelf and completed a public offering of 2,875,000 shares of 5% Perpetual Cumulative Convertible Preferred Stock. The net proceeds realized by the Company from the offering of $139.1 million are being used to reduce indebtedness under the Company's revolving credit facility, and for working capital and general corporate purposes. Dividends on the preferred stock will be cumulative and will be payable quarterly at the annual rate of 5% of the liquidation preference. Each share of the preferred stock will be initially convertible, under certain conditions, into 2.3985 shares of the Company's common stock. The preferred stock is redeemable, at the Company's option, on or after January 31, 2008 if certain conditions are met. The holders of the preferred stock are not entitled to voting rights on matters submitted to the Company's common shareholders. However, if the Company fails to pay the equivalent of six quarterly dividends, the holders of the preferred stock will be entitled to elect two directors to the Company's board of directors.

Subsequent to the January 2003 offering, the Company can still issue an additional $311.8 million in debt and equity securities under the Universal Shelf.

On September 14, 2001, the Company's Board of Directors approved a stock repurchase plan, under which the Company may repurchase up to 6.0 million of its shares of common stock from time to time. Through December 31, 2002, the Company repurchased 357,200 shares of its common stock for $5.0 million pursuant to the plan at an average price of $14.13 per share. The repurchased shares are being held in the Company's treasury, which the Company accounts for using the average cost method. Future repurchases under the plan will be made at management's discretion and will depend on market conditions and other factors. As of December 31, 2000, the Company had acquired 1,726,900 shares under a prior repurchase program at an average price of $12.29 per share. All of the December 31, 2000 treasury shares were reissued in connection with the February 22, 2001 public offering discussed above.

14. Stockholder Rights Plan

On March 3, 2000, the Board of Directors adopted a stockholder rights plan under which preferred share purchase rights were distributed as a dividend to the Company's stockholders of record on March 20, 2000. The rights are exercisable only if a person or group acquires 20% or more of the Company's Common Stock (an "Acquiring Person") or announces a tender or exchange offer the consummation of which would result in ownership by a person or group of 20% or more of the Company's Common Stock. Each right entitles the holder to buy one one-hundredth of a share of a series of junior participating preferred stock at an exercise price of $42, or in certain circumstances allows the holder (except for the Acquiring Person) to purchase the Company's Common Stock or voting stock of the Acquiring Person at a discount. At its option, the Board of Directors may allow some or all holders (except for the Acquiring Person) to exchange their rights for Company Common Stock. The rights will expire on March 20, 2010, subject to earlier redemption or exchange by the Company as described in the plan.

15. Stock Incentive Plan and Other Incentive Plans

Under the Company's 1997 Stock Incentive Plan (the "Company Incentive Plan"), 9,000,000 shares of the Company's common stock were reserved for awards to officers and other selected key management employees of the Company. The Company Incentive Plan provides the Board of Directors with the flexibility to grant stock options, stock appreciation rights (SARs), restricted stock awards, restricted stock units, performance stock or units, merit awards, phantom stock awards and rights to acquire stock through purchase under a stock purchase program ("Awards"). Awards the Board of Directors elects to pay out in cash do not count against the 9,000,000 shares authorized in the Company Incentive Plan.

As of December 31, 2002, stock options, performance units and restricted stock awards were the only types of awards granted. Each is discussed more fully below.

Stock Options

Stock options are generally subject to vesting provisions of at least one year from the date of grant and are granted at a price equal to 100% of the fair market value of the stock on the date of grant. Information regarding stock options under the Company Incentive Plan is as follows for the years ended December 31, 2002, 2001 and 2000:

	2002		2001		2000	
	Common Shares	Weighted Average Price	Common Shares	Weighted Average Price	Common Shares	Weighted Average Price
Options outstanding at January 1	**3,153**	**$21.32**	1,589	$19.11	1,809	$19.33
Granted	**2,443**	**20.38**	2,069	22.74	62	9.44
Exercised	**(31)**	**10.69**	(442)	20.08	(9)	10.69
Canceled	**(80)**	**22.51**	(63)	21.02	(273)	18.61
Options outstanding at December 31	**5,485**	**20.85**	3,153	21.32	1,589	19.11
Options exercisable at December 31	**1,115**	**$19.76**	859	$22.01	965	$23.57
Options available for grant at December 31	**2,886**		2,299		4,305	

The Company applies APB 25 and related Interpretations in accounting for the Company Incentive Plan. Accordingly, no compensation expense has been recognized for the fixed stock option portion of the Company Incentive Plan. The after-tax fair value of options granted in 2002, 2001 and 2000 was determined to be $14.9 million, $13.5 million and $0.2 million, respectively, which for purposes of the pro forma disclosure in note 1 is recognized as compensation expense over the options' vesting period. The fair value of the options was determined using the Black-Scholes option pricing model and the weighted average assumptions noted below. All stock options granted in 2002 will vest ratably over four years. Of the 2.1 million stock options granted in 2001, 1.7 million will vest in their entirety at December 31, 2003 while the remaining 0.4 million options vest ratably over three years. The stock options granted in 2000 vest ratably over three years.

	2002	2001	2000
Weighted average fair value per share of options granted	**$ 8.41**	$9.18	$ 4.06
Assumptions (weighted average)			
Risk-free interest rate	**2.96%**	4.5%	5.1%
Expected dividend yield	**2.0%**	2.0%	2.0%
Expected volatility	**52.7%**	54.3%	51.2%
Expected life (in years)	**5.0**	5.0	5.0

The table below shows pertinent information on options outstanding at December 31, 2002 (Options in thousands):

	Options Outstanding			Options Exercisable	
Range of Exercise prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 8.50 - $10.69	**488**	**6.33**	**$10.54**	**377**	**$10.56**
$16.09 - $21.95	**1,572**	**8.96**	**19.00**	**124**	**21.78**
$22.01 - $22.90	**3,122**	**5.88**	**22.76**	**323**	**22.72**
$25.00 - $35.00	**303**	**3.69**	**27.36**	**291**	**27.53**
$ 8.00 - $35.00	**5,485**	**6.68**	**$20.85**	**1,115**	**$19.76**

Performance Units

Performance stock or unit awards can be earned by the recipient if the Company meets certain pre-established performance measures. Until earned, the performance awards are nontransferable, and when earned, performance awards are payable in cash, stock, or restricted stock as determined by the Company's Board of Directors. As of December 31, 2002, 1.7 million performance units were outstanding under the plan. These awards will be earned by participants based on Company performance for the years 2000 through 2003. The Company accrues for anticipated awards to be paid out in cash over the life of the award.

Restricted Stock Awards

On December 18, 2002, the Company granted a restricted stock award of 50,000 shares. The fair value of the shares on the date of grant was $21.11 per share. The shares will vest in their entirety on January 31, 2008. The Company will recognize compensation expense in the amount of the total fair value of the grant ratably over the vesting period of the award.

16. Concentration of Credit Risk and Major Customers

The Company places its cash equivalents in investment-grade short-term investments and limits the amount of credit exposure to any one commercial issuer.

The Company markets its coal principally to electric utilities in the United States. Sales to foreign countries are immaterial. As of December 31, 2002 and 2001, accounts receivable from electric utilities located in the United States totaled $116.2 million and $129.7 million, respectively, or 86% of total trade receivables for each year. Generally, credit is extended based on an evaluation of the customer's financial condition, and collateral is not generally required. Credit losses are provided for in the financial statements and historically have been minimal.

The Company is committed under long-term contracts to supply coal that meets certain quality requirements at specified prices. These prices are generally adjusted based on indices. Quantities sold under some of these contracts may vary from year to year within certain limits at the option of the customer. The Company and its operating subsidiaries sold approximately 106.7 million tons of coal in 2002. Approximately 84% of this tonnage and revenue was sold under long-term contracts (contracts having a term of greater than one year). Prices for coal sold under long-term contracts ranged from $3.56 to $61.43 per ton. Long-term contracts ranged in remaining life from one to 15 years. Some of these contracts include pricing which is above, and, in some cases, materially above, current market prices. Sales (including spot sales) to major customers were as follows:

	2002	2001	2000
AEP	**$233,530**	$191,443	$188,129
Southern Company	**169,488**	217,909	161,553

17. Earnings (Loss) Per Share

The following table sets forth the computation of basic and diluted earnings (loss) per common share:

	2002	2001	2000
Numerator:			
Net income (loss)	**$(2,562)**	$ 7,209	$(12,736)
Denominator:			
Weighted average shares — denominator for basic	**52,374**	48,650	38,164
Dilutive effect of employee stock options	**—**	268	—
Adjusted weighted average shares — denominator for diluted	**52,374**	48,918	38,164
Basic and diluted earnings (loss) per common share	**$ (0.05)**	$ .15	$ (.33)

At December 31, 2002, 2001 and 2000, 3.8 million, 2.6 million, and 1.6 million shares, respectively, were not included in the diluted earnings per share calculation since the exercise price is greater than the average market price.

For the years 2002 and 2000, employee stock options did not have a dilutive impact because the Company incurred losses in those periods.

18. Sale and Leaseback

On June 27, 2002, the Company sold certain mining equipment for $9.2 million and leased back the equipment under operating leases with terms ranging from three to seven years. The leases contain renewal options at lease termination and purchase options at amounts approximating fair value at lease termination. The gain on the sale and leaseback was deferred and is being amortized over the base term of the leases as a reduction of lease expense.

On June 30, 2000, the Company sold several shovels and continuous miners for $14.9 million and leased back the equipment under operating and capital leases. The shovels have been leased over a period of five years, while the continuous miners have been leased with terms ranging from two to five years. The leases contain renewal options at lease termination and purchase options at amounts approximating fair value at lease termination. The gain on the sale and leaseback was deferred and is being amortized over the base term of the lease as a reduction of lease expense.

19. Related Party Transactions

As described in Note 1, the Company has a 65% ownership interest in Canyon Fuel which is accounted for on the equity method. The Company receives administration and production fees from Canyon Fuel for managing the Canyon Fuel operations. The fee arrangement is calculated annually and is approved by the Canyon Fuel Management Board. The production fee is calculated on a per-ton basis while the administration fee represents the costs incurred by the Company's employees related to Canyon Fuel administrative matters. The fees recognized as other income by the Company and as expense by Canyon Fuel were $9.5 million, $8.1 million and $7.4 million for the years ended December 31, 2002, 2001 and 2000, respectively. Amounts receivable from Canyon Fuel were $6.3 million and $2.7 million as of December 31, 2002 and 2001, respectively. Such amounts are classified as other receivables in the Consolidated Balance Sheets.

As described in Note 1, the Company has a 34% ownership interest in NRP. The Company leases certain coal reserves from NRP and pays royalties to NRP for the right to mine those reserves. Terms of the leases require the Company to prepay royalties with those payments recoupable against production. Amounts recognized as cost of coal sales for royalties paid to NRP during the year ended December 31, 2002 were $2.1 million. Amounts paid to NRP and included in the accompanying balance sheet as prepaid royalties as of December 31, 2002 were $1.8 million.

20. Commitments and Contingencies

The Company leases equipment, land and various other properties under noncancelable long-term leases, expiring at various dates. Rental expense related to these operating leases amounted to $19.0 million in 2002, $22.5 million in 2001 and $22.7 million in 2000. The Company has also entered into various non-cancelable royalty lease agreements and federal lease bonus payments under which future minimum payments are due. On October 1, 1998, the Company was the successful bidder in a federal auction of certain mining rights in the 3,546 acre Thundercloud tract in the Powder River Basin of Wyoming. The Company's lease bonus bid amounted to $158 million for the tract, of which $31.6 million was paid on October 1, 1998 and $31.6 million was paid in the month of January in each of the years 2000, 2001, and 2002, respectively. The remaining lease bonus payment is reflected below as a component of "Royalties". The tract contains approximately 412 million tons of demonstrated coal reserves and is contiguous with the Company's Black Thunder mine. Geological surveys performed by outside consultants indicate that there are sufficient reserves relative to these properties to permit recovery of the Company's investment.

Minimum payments due in future years under these agreements in effect at December 31, 2002 are as follows (in thousands):

	Operating Leases	Royalties
2003	$13,234	$ 65,523
2004	9,309	37,374
2005	9,034	33,402
2006	7,150	30,284
2007	4,917	28,186
Thereafter	7,139	135,795
	$50,783	$330,564

The Company is a party to numerous claims and lawsuits with respect to various matters. The Company provides for costs related to contingencies when a loss is probable and the amount is reasonably determinable. After conferring with counsel, it is the opinion of management that the ultimate resolution of pending claims given existing legal accruals, will not have a material adverse effect on the consolidated financial condition, results of operations or liquidity of the Company.

The Company holds a 17.5% general partnership interest in Dominion Terminal Associates (''DTA''), which operates a ground storage-to-vessel coal transloading facility in Newport News, Virginia. DTA leases the facility from Peninsula Ports Authority of Virginia (''PPAV'') for amounts sufficient to meet debt-service requirements. Financing is provided through $132.8 million of tax-exempt bonds issued by PPAV (of which the Company is responsible for 17.5%, or $23.2 million) which mature July 1, 2016. Under the terms of a throughput and handling agreement with DTA, each partner is charged its share of cash operating and debt-service costs in exchange for the right to use its share of the facility's loading capacity and is required to make periodic cash advances to DTA to fund such costs. On a cumulative basis, costs exceeded cash advances by $12.2 million at December 31, 2002 (such amount is included in other noncurrent liabilities). Future payments for fixed operating costs and debt service are estimated to approximate $2.3 million annually through 2015 and $26.0 million in 2016.

In connection with the Company's acquisition of the coal operations of Atlantic Richfield Company (''ARCO'') and the simultaneous combination of the acquired ARCO operations and the Company's Wyoming operations into the Arch Western joint venture, the Company agreed to indemnify another member of Arch Western against certain tax liabilities in the event that such liabilities arise as a result of certain actions taken prior to June 1, 2013, including the sale or other disposition of certain properties of Arch Western, the repurchase of certain equity interests in Arch Western by Arch Western or the reduction under certain circumstances of indebtedness incurred by Arch Western in connection with the acquisition. Depending on the time at which any such indemnification obligation was to arise, it could have a material adverse effect on the business, results of operations and financial condition of the Company.

21. Cash Flow

The changes in operating assets and liabilities as shown in the consolidated statements of cash flows are comprised of the following:

	2002	2001	2000
Decrease (increase) in operating assets:			
Receivables	$ 14,028	$ (1,992)	$ 8,194
Inventories	(6,666)	(12,203)	14,452
Increase (decrease) in operating liabilities:			
Accounts payable and accrued expenses	(4,711)	(19,836)	(4,515)
Income taxes	(15,826)	1,053	(2,683)
Accrued postretirement benefits other than pension	(1,559)	(10,565)	(7,330)
Accrued reclamation and mine closure	6,336	4,833	(10,941)
Accrued workers' compensation	2,217	175	(26,597)
Changes in operating assets and liabilities	$ (6,181)	$(38,535)	$(29,420)

22. Quarterly Financial Information (Unaudited)

Quarterly financial data for 2002 and 2001 is summarized below:

	March 31	June 30	September 30	December 31
2002:				
Coal sales, equity income and other revenues	$368,466	$374,476(1)	$400,755	$390,442(3)
Income (loss) from operations	(1,321)	12,322(2)	10,098	8,178(3)
Net income (loss)	(7,354)	2,080	1,640	1,072
Basic and diluted earnings (loss) per common share(8)	(0.14)	0.04	0.03	0.02
2001:				
Coal sales, equity income and Other revenues	$381,427	$368,580	$353,305	$385,416
Income from operations	26,194(5)	12,189(4,6)	4,044	20,029(5,7,8)
Net income (loss)	6,090	849(6)	(8,140)	8,410
Basic and diluted earnings (loss) per common share(9)	0.15	0.02	(0.15)	0.16

(1) During the second quarter of 2002, the Company settled certain coal contracts with a customer that was partially unwinding its coal supply position and desired to buy out of the remaining terms of those contracts. The settlements resulted in a pre-tax gain of $5.6 million.

(2) During the second quarter of 2002, the Company recognized a pre-tax gain of $4.6 million as a result of a workers' compensation premium adjustment refund from the State of West Virginia. During 1998, the Company entered the West Virginia workers' compensation plan at one of its subsidiary operations. The subsidiary paid standard base rates until the West Virginia Division of Workers' Compensation could determine the actual rates based on claims experience. Upon review, the Division of Workers' Compensation refunded $4.6 million in premiums.

(3) During the fourth quarter of 2002, the Company was notified by the BLM that it would receive a royalty rate reduction for certain tons mined at its West Elk location. The rate reduction applies to a specified number of tons beginning October 1, 2001 and ending no later than October 1, 2005. The retroactive portion of the refund totaled $3.3 million and has been recognized in 2002 as a reduction of cost of coal sales in the Consolidated Statements of Operations. Additionally, Canyon Fuel was notified by the BLM that it would receive a royalty rate reduction for certain tons mined at its Skyline mine, the rate reduction applies to certain tons mined from September 1, 2001 through September 1, 2006. The Company's portion of the retroactive refund was $1.1 million, and is reflected in 2002 as income from equity investments in the Consolidated Statements of Operations.

(4) The Company idled the West Elk underground mine in Gunnison County, Colorado, on January 28, 2000 following the detection of combustion-related gases in a portion of the mine. On July 12, 2000, after controlling the combustion-related gases, the Company resumed production at the West Elk mine and started to ramp up to normal levels of production. The Company recognized a final pre-tax insurance settlement related to the event of $9.4 million during the second quarter of 2001.

(5) During the first and fourth quarters of 2001, the Company recognized an increase of pre-tax income of $3.5 million and $2.1 million from a reduction in the amount of expected reclamation work at the Company's idle Illinois property because of permit revisions.

(6) During 2000, the IRS issued a notice outlining the procedures for obtaining tax refunds on certain excise taxes paid by the industry on export sales tonnage. The notice was the result of a 1998 federal court decision that found such taxes to be unconstitutional. During the second quarter of 2001, the Company

recorded $4.6 million of pre-tax income resulting from additional favorable developments associated with these tax refunds. Of this amount, $3.1 million represented the interest portion of the claim and was recorded as interest income (and therefore did not impact income from operations)

(7) During the fourth quarter of 2001, the Company recognized a $7.4 million pre-tax gain from a state tax credit covering prior periods.

(8) During the fourth quarter of 2001, the Company increased its litigation reserves reducing pre-tax income by $5.6 million resulting from several litigation settlements.

(9) The sum of the quarterly earnings (loss) per common share amounts may not equal earnings (loss) per common share for the full year because per share amounts are computed independently for each quarter and for the year based on the weighted average number of common shares outstanding during each period.

SELECTED FINANCIAL INFORMATION

	Year Ended December 31,				
	2002(1,2,3)	2001(4,5,6)	2000(4,5,7,8)	1999(9,10)	1998(11,12)
	(In thousands, except per share data)				
Statement of Operations Data:					
Coal sales, equity income and other revenues	$1,534,139	$1,488,728	$1,404,621	$1,567,382	$1,505,635
Costs and expenses:					
Cost of coal sales	1,412,541	1,336,788	1,237,378	1,426,105	1,313,400
Selling, general and administrative expenses	40,019	43,834	38,887	46,357	44,767
Amortization of coal supply agreements	22,184	27,460	39,803	36,532	34,551
Write-down of impaired assets	—	—	—	364,579	—
Other expenses	30,118	18,190	14,569	20,835	25,070
Income (loss) from operations	29,277	62,456	73,984	(327,026)	87,847
Interest expense, net	50,839	59,947	90,720	88,767	61,446
Benefit for income taxes	(19,000)	(4,700)	(4,000)	(65,700)	(5,100)
Income (loss) before extraordinary loss and cumulative effect of accounting change	(2,562)	7,209	(12,736)	(350,093)	31,501
Extraordinary loss	—	—	—	—	(1,488)
Cumulative effect of accounting change	—	—	—	3,813	—
Net income (loss)	$ (2,562)	$ 7,209	$ (12,736)	$ (346,280)	$ 30,013
Balance Sheet Data:					
Total assets	$2,182,808	$2,203,559	$2,232,614	$2,332,374	$2,918,220
Working capital	37,799	49,813	(37,556)	(54,968)	20,176
Long-term debt, less current maturities	740,242	767,355	1,090,666	1,094,993	1,309,087
Other long-term obligations	653,789	625,819	606,628	655,166	657,759
Stockholders' equity	$ 534,863	$ 570,742	$ 219,874	$ 241,295	$ 618,216
Common Stock Data:					
Basic and diluted earnings (loss) per common share before extraordinary loss and cumulative effect of accounting change	$ (0.05)	$ .15	$ (0.33)	$ (9.12)	$ 0.79
Basic and diluted earnings (loss) per common share	$ (0.05)	$ .15	$ (0.33)	$ (9.02)	$ 0.76
Dividends per share	$ .23	$ .23	$ .23	$ .46	$ .46
Shares outstanding at year-end	52,434	52,353	38,173	38,164	39,372
Cash Flow Data:					
Cash provided by operating activities	$ 176,417	$ 145,661	$ 135,772	$ 279,963	$ 188,023
Depreciation, depletion and amortization	174,752	177,504	201,512	235,658	204,307
Purchases of property, plant and equipment	137,089	123,414	115,080	98,715	141,737
Dividend payments	12,045	11,565	8,778	17,609	18,266
Adjusted EBITDA(13)	$ 228,910	$ 282,285	$ 315,175	$ 325,949	$ 313,500
Operating Data:					
Tons sold	106,691	109,455	105,519	111,177	81,098
Tons produced	99,641	104,471	100,060	109,524	75,817
Tons purchased from third parties	8,060	5,569	5,084	3,781	4,997

(1) During the year ended December 31, 2002, the Company settled certain coal contracts with a customer that was partially unwinding its coal supply position and desired to buy out of the remaining terms of those contracts. The settlements resulted in a pre-tax gain of $5.6 million which was recognized in other revenues in the Consolidated Statement of Operations.

(2) The Company recognized a pre-tax gain of $4.6 million during the year ended December 31, 2002 as a result of a workers' compensation premium adjustment refund from the State of West Virginia. During 1998, the Company entered into the West Virginia workers' compensation plan at one of its subsidiary operations. The subsidiary paid standard base rates until the West Virginia Division of Workers' Compensation could determine the actual rates based on claims experience. Upon review, the Division of Workers' Compensation refunded $4.6 million in premiums which was recognized as an adjustment to cost of coal sales in the Consolidated Statement of Operations.

(3) During the year ended December 31, 2002, the Company was notified by the BLM that it would receive a royalty rate reduction for certain tons mined at its West Elk location. The rate reduction applies to a specified number of tons beginning October 1, 2001 and ending no later than October 1, 2005. The retroactive portion of the refund totaled $3.3 million and has been recognized in 2002 as a reduction of cost of coal sales in the Consolidated Statements of Operations. Additionally, Canyon Fuel was notified by the BLM that it would receive a royalty rate reduction for certain tons mined at its Skyline mine. The rate reduction applies to certain tons mined from September 1, 2001 through September 1, 2006. The Company's portion of the retroactive refund was $1.1 million, and is reflected in 2002 as income from equity investments in the Consolidated Statements of Operations.

(4) At the West Elk underground mine in Gunnison County, Colorado, following the detection of combustion-related gases in a portion of the mine, the Company idled its operation on January 28, 2000. On July 12, 2000, after controlling the combustion-related gases, the Company resumed production at the West Elk mine and started to ramp up to normal levels of production. The Company recognized partial pre-tax insurance settlements of $31.0 million during 2000 and a final pre-tax insurance settlement related to the event of $9.4 million during 2001.

(5) The IRS issued a notice outlining the procedures for obtaining tax refunds on certain excise taxes paid by the industry on export sales tonnage. The notice was the result of a 1998 federal court decision that found such taxes to be unconstitutional. The Company recorded $12.7 million of pre-tax income related to these excise tax recoveries during 2000. During 2001 the Company recorded an additional $4.6 million of pre-tax income resulting from additional favorable developments associated with these tax refunds.

(6) The Company recognized a $7.4 million pre-tax gain during 2001 from a state tax credit covering prior periods.

(7) As a result of adjustments to employee postretirement medical benefits, the Company recognized $9.8 million of pre-tax curtailment gains resulting from previously unrecognized postretirement benefit changes which occurred in prior years.

(8) The Company settled certain workers' compensation liabilities with the state of West Virginia partially offset by adjusting other workers' compensation liabilities resulting in a net pre-tax gain of $8.3 million.

(9) The Company changed its depreciation method on preparation plants and loadouts during the first quarter of 1999 and recorded a cumulative effect of applying the new method for years prior to 1999 which resulted in a decrease to net loss in 1999 of $3.8 million net-of-tax.

(10) The loss from operations for 1999 reflects one-time pre-tax charges of $387.7 million related principally to the write-down of assets at its Dal-Tex, Hobet 21 and Coal-Mac operations and the write-down of certain other coal reserves in central Appalachia. Included in this charge was a $23.1 million pre-tax charge related to the restructuring of the Company's administrative work force and the closure of mines in Illinois, Kentucky and West Virginia.

(11) Information for 1998 reflects the acquisition of Atlantic Richfield Company's domestic coal operations on June 1, 1998. As a result of the refinancing of Company debt resulting from the acquisition, the

Company incurred an extraordinary charge of $1.5 million (net-of-tax benefit) related to the early extinguishment of debt which existed prior to the acquisition.

(12) Income from operations for 1998 reflects pre-tax gains of $41.8 million from the disposition of assets including $18.5 million and $7.5 million on the sale or certain assets and property in eastern Kentucky and the sale of the Company's idle Big Sandy Terminal, respectively.

(13) Adjusted EBITDA is defined as income (loss) from operations before the effect of net interest expense; income taxes; our depreciation, depletion and amortization; our equity interest in the depreciation, depletion and amortization of Canyon Fuel Company; write-down of impaired assets and restructuring charges (Note 10 above); and changes in accounting principles and extraordinary items (Notes 9 and 11 above). Adjusted EBITDA is not a measure of financial performance in accordance with generally accepted accounting principles, and items excluded to calculate Adjusted EBITDA are significant in understanding and assessing our financial condition. Therefore, Adjusted EBITDA should not be considered in isolation from nor as an alternative to net income, income from operations, cash flows from operations or as a measure of our profitability, liquidity or performance under generally accepted accounting principles. We believe that Adjusted EBITDA presents a useful measure of our ability to service and incur debt based on ongoing operations. Furthermore, analogous measures are used by industry analysts to evaluate operating performance. Investors should be aware that our presentation of Adjusted EBITDA may not be comparable to similarly titled measures used by other companies. The table below shows how we calculate Adjusted EBITDA.

	Year Ended December 31,				
	2002	2001	2000	1999	1998
			(In thousands)		
Income (loss) from operations	**$ 29,277**	$ 62,456	$ 73,984	$(327,026)	$ 87,847
Depreciation, depletion and amortization of Arch Coal, Inc.	**174,752**	177,504	201,512	235,658	204,307
Arch Coal's equity interest in depreciation, depletion and amortization of Canyon Fuel Company, LLC	**24,881**	42,325	39,679	36,423	21,346
Write-down of impaired assets	**—**	—	—	364,579	—
Restructuring charges	**—**	—	—	16,315	—
Adjusted EBITDA	**$228,910**	$282,285	$315,175	$ 325,949	$313,500

STOCKHOLDER INFORMATION

Common Stock

Arch Coal's common stock is listed and traded on the New York Stock Exchange and also has unlisted trading privileges on the Chicago Stock Exchange. The ticker symbol is ACI.

Quarter ended	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002
Dividends per common share	$.0575	$.0575	$.0575	$.0575
High	$23.84	$25.04	$22.57	$23.00
Low	$17.55	$19.88	$14.21	$19.50
Close	$21.20	$22.57	$16.50	$21.59

Quarter ended	March 31, 2001	June 30, 2001	September 30, 2001	December 31, 2001
Dividends per common share	$.0575	$.0575	$.0575	$.0575
High	$31.50	$38.40	$27.50	$23.82
Low	$12.88	$21.20	$14.05	$15.33
Close	$29.98	$25.87	$15.60	$22.70

On March 3, 2003, Arch Coal's common stock closed at $19.50 on the New York Stock Exchange. At that date, there were 10,766 holders of record of Arch Coal's common stock.

Dividends

In 2002, Arch Coal paid dividends totaling $12.0 million, or $.23 per share, on its outstanding shares of common stock. In 2001, Arch Coal paid dividends totaling $11.6 million, or $.23 per share, on its outstanding shares of common stock. There is no assurance as to the amount or payment of dividends in the future because they are dependent on Arch Coal's future earnings, capital requirements and financial condition.

Stock Information

Questions by stockholders regarding stockholder records, stock transfers, stock certificates, dividends, the Dividend Reinvestment Plan or other stock inquiries should be directed to:

American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, NY 10038
Telephone: (800) 360-4519
Web Site: www.amstock.com

Independent Auditors

Ernst & Young LLP
190 Carondelet Plaza, Suite 1300
St. Louis, MO 63105

Financial Information

Copies of the Securities and Exchange Commission Form 10-K are available without charge. Requests for this document — as well as inquiries from stockholders and security analysts — should be directed to:

Investor Relations
Arch Coal, Inc.
One CityPlace Drive, Suite 300
St. Louis, MO 63141
Telephone: (314) 994-2717
Fax: (314) 994-2878
www.archcoal.com

INDUSTRY DATA AND FINANCIAL SUMMARY



10%
Natural Gas
5%
Crude Oil
85%
Coal

U.S. ENERGY RESERVES

Coal is America's most abundant domestic fuel source, and the key to greater energy independence in the future.



20%
Nuclear
18%
Natural Gas
7%
Hydro
50%
5%
Other
Coal

SHARE OF 2002 TOTAL U.S. ELECTRIC GENERATION

Coal is the source of half the electricity Americans use each day. The average American used approximately 7,500 pounds of coal last year.



Nuclear
92%
Coal
68%

CAPACITY UTILIZATION AT EXISTING PLANTS

Given ongoing refueling and maintenance requirements, the nuclear system is operating near its effective limit. By contrast, significant excess capacity still exists at the nation's coal-fired power plants.



$50
$40
$30
$20
$10
$0
17.96
44.19
46.26
Coal
Crude Oil
Natural Gas

ESTIMATED COST OF COMPETING FUELS IN 2002
(in dollars per megawatt hour)

Coal is a far more economic source of electricity than competing fossil fuels.



Southern Powder River Basin
Central Appalachia
Western Bituminous Region

ARCH MINING OPERATIONS

From its national network of mines, Arch can ship coal cost-competitively to most major coal-fired power plants in the United States.

FINANCIAL SUMMARY

	2002	2001
Revenues	1,534,139	1,488,728
Income from operations	29,277	62,456
Interest expense, net	(50,839)	(59,947)
Net income (loss)	(2,562)	7,209
Earnings (loss) per common share	(0.05)	0.15
Adjusted EBITDA*	228,910	282,285

* Refer to page II-4 for definition of Adjusted EBITDA.

ARCH SALES VOLUMES BY REGION†
(in millions of tons)

Arch sold a total of 115.4 million tons of coal in 2002.

† Includes Arch's share of 65%-owned Canyon Fuel Company.


75
60
45
30
15
0
32.1
67.2
16.1
Central Appalachia
Southern PRB
Western Bituminous

ARCH RESERVES BY SULFUR CONTENT
(in millions of tons)

With extensive low-sulfur reserves in both the east and west, Arch has a highly strategic reserve base.


1600
1200
800
400
0
1568
335
257
766
PRB
Western Bituminous
Illinois
Central Appalachia
Compliance
Low Sulfur
High Sulfur

PRODUCTIVITY
(in tons per employee shift)

Arch is the most productive coal producer in each of America's largest coal basins.


Southern PRB
500
400
300
200
Arch
412
Average
367
Central Appalachia
50
40
30
20
Arch
46
Average
35

Sources: EIA and Platts

BOARD OF DIRECTORS

JAMES R. BOYD (c)
Chairman of the Board, Arch Coal, Inc.;
Retired Senior Vice President & Group Operating Officer,
Ashland Inc.

FRANK M. BURKE (a)*(d)
Chairman, CEO and Managing Partner,
Burke Mayborn Company, Ltd.

DOUGLAS H. HUNT (c)(d)*
Director of Acquisitions, Petro-Hunt, LLC

STEVEN F. LEER (c)
President & Chief Executive Officer, Arch Coal, Inc.

THOMAS A. LOCKHART (c)(d)
Member, Wyoming State
House of Representatives

JAMES L. PARKER (a)(b)*
President, Hunt Coal Corporation &
Retired President, Hunt Petroleum Corporation

A. MICHAEL PERRY (a)(b)
Retired Chairman of the Board,
Bank One, West Virginia, N.A.

ROBERT G. POTTER (b)(d)
Retired Chairman and CEO, Solutia Inc.

THEODORE D. SANDS (c)*(d)
President, HAAS Capital, LLC;
Retired Managing Director, Investment Banking,
For the Global Metals/Mining Group, Merrill Lynch & Co.

(a) Audit Committee
(b) Nominating and Corporate Governance Committee
(c) Finance Committee
(d) Personnel and Compensation Committee

*Committee Chairman

SENIOR OFFICERS

STEVEN F. LEER
President & Chief Executive Officer

JOHN W. EAVES
Executive Vice President and Chief Operating Officer

KENNETH G. WOODRING
Executive Vice President, Mining Operations

C. HENRY BESTEN
Senior Vice President, Strategic Development

ROBERT J. MESSEY
Senior Vice President and Chief Financial Officer

BRADLEY M. ALLBRITTEN
Vice President, Marketing

SHEILA B. FELDMAN
Vice President, Human Resources

ROBERT G. JONES
Vice President—Law, General Counsel & Secretary

DAVID B. PEUGH
Vice President, Business Development

ROBERT W. SHANKS
Vice President, Operations,
and President, Arch Western Resources, LLC

OTHER OFFICERS

LARRY R. BROWN
Vice President & Chief Information Officer

JAMES E. FLORCZAK
Treasurer

JOHN W. LORSON
Controller

WILLIAM H. ROSE
Vice President, Tax

DECK S. SLONE
Vice President, Investor and Public Relations

C. DAVID STEELE
Director, Internal Audit



Arch Coal, Inc.
One CityPlace Drive
Suite 300
St. Louis, Missouri 63141
www.archcoal.com



Coal is the source fuel for roughly half the electricity Americans use each day. Arch Coal is the nation's second largest coal producer. Its core business is providing U.S. power producers with clean-burning, low-sulfur coal for power generation. Through its mining operations in both the eastern and western United States, Arch supplies the fuel for approximately 6% of the nation's electricity. The company also excels at operating safe mines and reclaiming the land in ways that benefit the communities in which it operates. Arch Coal maintains headquarters in St. Louis and its stock is traded on the New York Stock Exchange under the ticker symbol ACI. Its Internet address is www.archcoal.com.